Connecticut Bancshares, Inc.
Annual Report for the Year Ended December 31, 2001


Looking
Ahead

Message to Shareholders

On August 31, 2001 , we successfully completed the acquisition of First Federal Savings and Loan Association of East Hartford by merging it into The Savings Bank of Manchester. The operational systems of both organizations were successfully integrated over the Labor Day weekend. The resulting entity, a regional community bank with twenty-eight strategically-positioned offices, became the third-largest Connecticut-based bank. This transaction was the most significant event since our IPO.

Year in review

We performed well in 2001. Net income was $12.76 million compared to $7.38 million for the year 2000.

At year-end 2001, we had assets of $2.45 billion, up from $1.40 billion at the end of 2000. Opportunities and responsibilities arrive with this considerable growth.

Opportunities

The opportunities come from the expansion itself, in terms of the bank now being a clear leader in the region. With the SBM brand enjoying increased top-of-mind awareness, SBM has become the recognized leading choice of both consumers and commercial customers. In addition, our greater financial strength gives us the chance to increase and improve our product offerings.

During 2001, we launched a new consumer checking account promotion featuring three different levels of accounts. The premium account utilizes a relationship feature involving the bank's Diamond VISA® card, and offers points to be used as airline miles or for a variety of catalogue gifts. As interest rates steadily decreased during the year, the volume of SBM's residential mortgage business significantly increased.

Responsibilities

There are obvious aspects of corporate and fiscal responsibility and some that are much more subtle. In our case, the subtlety lies in the way we conduct our business. As a community bank, we understand our commitment to home ownership, to diversity, and to activism and leadership in the various communities we serve. We also understand the role businesses play in the health of our communities. To that end, we play a valuable role in aiding and nurturing our commercial clients.

A more visible side of our corporate responsibility can be found in the more than 100 grants made during 2001 from our two charitable foundations now merged into the SBM Charitable Foundation.

One particular grant, to the Sandler O'Neill Foundation, deserves special mention. While the world was stunned by the horrific events of September 11th, Sandler O'Neill's loss of sixty-six employees in the World Trade Center had a direct effect on SBM. Sandler O'Neill is the small specialist Wall Street investment firm that not only acted as our financial advisor in our IPO, but also was a participant in our acquisition of First Federal. Chris Quackenbush, one of Sandler O'Neill's two founding partners who died on that date, was the main advisor for our IPO.

While Sandler O'Neill has endured the tragedy with dignity and compassion as it rebuilds its business, the grant from our foundation to theirs is a fitting symbol of our communal sense of loss.

Board changes

We welcomed one new director to the Connecticut Bancshares board, Timothy J. Moynihan, retired president of the MetroHartford Chamber of Commerce, and two new members to the SBM board, Dr. Linda S. Klein, an associate economics professor at the University of Connecticut, and Richard D. Suski, a retired partner of KPMG LLP and a member of the American Institute of Certified Public Accountants.

M. Adler Dobkin, vice president of Rayco, Inc., retired from the SBM board after 25 years of service. His guidance, judgment, leadership and camaraderie will be greatly missed.

From left: Douglas K. Anderson, President, Savings Bank of Manchester; Laurence P. Rubinow, Chairman, Connecticut Bancshares and SBM; and Richard P. Meduski, President, Connecticut Bancshares and CEO of SBM stand before the new East Hartford branch office.


SBM
THE BIGGEST LITTLE BANK IN CONNECTICUT SM

Looking ahead

It was a difficult but rewarding year. The technical and human aspects of the First Federal acquisition required enormous efforts and those efforts were rewarded with a virtually seamless transition.

The continued success of our organization is directly attributable to the hard work and dedication of our most valuable resource, our employees, and to our board of directors. Looking ahead, our strengths will enable us to continue to fulfill our promise to be a true community bank.

Richard P. Meduski
President & CEO

Year-to-year comparisons *(Dollars in thousands)*


2000 Assets $1,403,311
2001 Assets $2,446,424
2000 Loans $1,007,458
2001 Loans $1,436,371
2000 Deposits $933,370
2001 Deposits $1,590,938

Continuing its regional residential mortgage dominance, SBM maintained its leadership position in Tolland County. We further solidified our mortgage position in Hartford County as the branch offices in Wethersfield, West Hartford and Windsor began to prove their worth in opening newer geographic markets for the bank. The expanding role of our mortgage consultants, with fifteen professionals positioned strategically throughout Connecticut, added to our residential mortgage portfolio in virtually the entire state, as well as in the surrounding New England area.

Residential sales levels for both new construction and established housing – throughout our market – continue to grow, with quick turnarounds. The year 2001 saw record levels of first mortgages, with just under $250,000,000 in closings, a 161% increase over the previous year. Recognizing the volatility of interest rates, SBM established exit fees for home equity lines of credit to protect the bank from extraordinary swings in rates.

In the second year of operation, the Group Partnership program added over $13 million in consumer loans. The program offers incentives to the employees of select organizations in a classic affinity marketing format. For example, the Bank developed *group partnership* relationships with the University of Connecticut and a local carpenters' union during the year.


60.2%
Residential mortgages percentage of SBM loan portfolio



Residential Mortgage Lending





The boost in resources provided by the acquisition of First Federal figured prominently in the continued success of SBM's consumer lending efforts. Beyond residential mortgages, our lending activities centered on traditional personal loans and automobile financing. In an unprecedented industry move, automobile manufacturers enjoyed high levels of sales and leases by offering no-interest loans and favorable leasing terms, draining a large portion of that business from banks.

Despite that environment, record levels of consumer loans were written during 2001. In an innovative move, we offered a program called AutoPro℠, a program combining the benefits of leasing and purchasing a car (or truck, as the small truck segment continues to grow).

Credit card activity also produced an increasing stream of income as SBM introduced its Diamond VISA® card, offering airline miles or gift premiums with use. Points from the same program were also offered to customers opening SBM's new Diamond checking account, the highest of the three levels of SBM's newly implemented *Gem* checking accounts.

One observation that intrigues us is that long-time customers no longer seem to fear technology. More and more customers are paying bills on-line and using ATMs and our *On-line Banking@SBM*℠ service. Where large numbers of customers automatically rejected the use of debit cards as recently as two years ago, now the cards are considered essential financial tools. We expect that trend to grow as the baby boomers age. On the other hand, we recognize the need for greater sensitivity toward customer service and will focus strongly on improving person-to-person contact skills. We see this as a major objective this year. As sophisticated as our technology is, it's still important to know how to answer a phone.

Another area of growth has been in the sale of life insurance and annuities.* Our emphasis on life insurance sales through SBLI had begun to bear fruit early in 2001 but sales grew even more dramatically after the events of September 11. Fee income in this area grew by 27% for the year.

**Not a deposit and not insured by the FDIC*

Consumer Services


8.3%
Consumer lending percentage of SBM loan portfolio



Commercia

Mortgages


Commercial mortgages percentage of SBM loan portfolio
19.9%

Commercial mortgage originations for 2001 doubled in number and dollars compared with the year 2000. New business came in three areas: new construction, acquisition and refinancing. New construction was split between owner-occupied buildings and tenant-committed structures with virtually no construction for speculation.

An advertising campaign offering a partial rebate on closing costs on new commercial mortgages has played a part in developing new customers. But attractive interest rates have been the primary motivating factor in commercial real estate. As would be expected, most of the bank's business in this segment has been local, serving central Connecticut, with some expansion into nearby Massachusetts.

Commercial Services


Commercial services percentage of SBM loan portfolio
11.6%



Within the region served by SBM lies a group of small, highly-specialized, technically-sophisticated machine shops manufacturing parts for office equipment, the aircraft industry and various other technologies. In addition to the highest possible quality assurance, service and turnaround are the most important ingredients in developing success in these kinds of businesses. In many ways, these are the green shoots growing in the burned-out territory of old New England smoke-stack industries. We have enjoyed a long-term relationship with a number of these companies, providing working capital and financing growth.

Like their business, ours is dependent on those key words: *service and turnaround.* The year 2001 was again very healthy for SBM's commercial lending activities. Contrary to national trends, this region has remained financially strong and we have been in a position to take advantage of this strength. With falling interest rates, industry has been willing to borrow to invest in activities that should bode well for the region's continued financial health. And by building relationships beyond our region, SBM hedges its exposure to regional economic fluctuations.

Significant growth has come from – and will continue to come from – the service sector of our economy. More and more investment is being made in engineering, software development and to providers of temporary and permanent personnel in terms of working capital, acquisition financing and lines of credit. Our success has been built on the business and trust of small to medium-sized operations in our geographic region. We'll continue to be a part of that community.

Gear train components made by SBM client ABA/PGT for use in office machines, power tools and hundreds of other applications.






1998: 850,000 card transactions
1999: 1,800,000 card transactions
2000: 2,750,000 card transactions
2001: 3,700,000 card transactions

Merchant Services

Established late in 1997, SBM's Merchant Services Center has enjoyed solid growth in providing retail and professional service providers with credit card processing systems and services. Beginning with just one person, the unit now has thirty full- and part-time employees in sales and servicing positions. They are involved in four areas: direct sales, customer service, targeted telemarketing and equipment maintenance and sales.

In 2001, MSC customers processed over $440 million in credit card transactions. It is expected that that figure will exceed $500 million by the end of 2002. While in the process of expanding sales into Fairfield County, the Bank is already servicing accounts in Massachusetts and in fourteen other states. MSC specializes in accounts with businesses and professions generating between one half-million dollars and $20 million in annual MasterCard®, VISA®, AMEX® and Discover® card sales.

During the past year, MSC bolstered its strength by adding a second credit card processor with additional capabilities designed to offer tailored response to potential and existing customers with special emphasis on retailers in the restaurant, food store and beverage markets. Currently, there are over 2,500 merchants and professional service providers using SBM's credit card service. With the growth in Internet sales, the need for both credit and debit card processing is expanding into previously untouched territory. A newly-developed client funding program allows selective SBM checking customers access to funds on a next-business-day basis.

Having processed nearly four million credit card transactions during 2001, it becomes clear that SBM is well-positioned for the growth that the expanding world of electronic payments promises. No other Connecticut-based bank can offer the level of service and experience that SBM possesses.

Deposit Services

Traditionally, a bank was a safe place to store your money. In a more sophisticated world, deposits still form the backbone of a bank, now in an ever-increasing array of choices. In making deposits, both consumers and commercial customers are looking for far more than a safe haven.

At SBM, deposits take many forms in both consumer and commercial areas. The most obvious would be savings accounts, but as far as the Bank is concerned, both savings and checking accounts are the core accounts. Special rates, promotions and convenience get customers. Core accounts tend to *keep* customers.

Convenience is best represented by our branch network. With the acquisition of First Federal, some of the acquired branches displaced nearby SBM offices because they offered better parking, expanded services and personnel, as well as extended hours. Additional offices expanded our network into areas not previously served. One acquired office was closed in favor of a brand-new nearby full-facilities office. Our branch network now has superb coverage in this banking region.

Convenience is also provided by our SBM Answer Center, a conduit for customers to access virtually all of the bank's services, with hundreds of telephone transactions daily. SBM On Call℠ is SBM's bank-by-phone feature and the *On-line Banking@SBM*℠ service is as it sounds – our PC connection. These forms of access provide checking and savings account holders with the means of conveniently transferring funds, paying bills and executing various other transactions.

Infinex Financial Group*, located at SBM, provides investment and brokerage services to customers, making such things as Long-Term Care coverage available to our aging population and "529" tax-deferred accounts available to the young for tuition savings investments.

We offer a full range of Money Market accounts, Certificates of Deposit, passbook and statement savings accounts and deposit services such as sweep accounts, drop boxes and wire transfers to our commercial customers.

Finally, we offer a comprehensive web site with links to a vast array of information and functions at sbmct.com.

* Investment products are offered through Infinex Investments, Inc., member NASD/SIPC. Insurance products are offered through affiliated licensed insurance agencies. Products and services made available through Infinex are not insured by the FDIC or any other agency of the United States and are not deposits or obligations of nor guaranteed or insured by any bank or bank affiliate. These products are subject to investment risk, including the possible loss of value.



The SBM Charitable Foundation, Inc. was established in 2000 by Connecticut Bancshares, Inc., and merged with the previously-established SBM Foundation at the end of 2001. The Foundation is committed to improving the quality of life for the residents of the more than forty communities in north central and northeastern Connecticut served by SBM.

Of the $695,758 awarded in the year's grants by the combined charitable foundations, the largest segment was to hospitals in our region. A total of $130,000 was distributed to the Eastern Connecticut Health Network (Manchester Memorial Hospital and Rockville Hospital), Hartford Hospital, Natchaug Hospital, Saint Francis Care, Sloan-Kettering Cancer Center and Windham Hospital. Add to that $75,000 to the Visiting Nurse & Health Services of CT, Inc. and $52,500 to The Village for Families and Children, as well as another $83,500 spread among fourteen organizations including the Arthritis Foundation and East Hartford Community Healthcare, Inc. That $341,000 supports physical plants, new technology, medical research and direct caregiving. It's plain that we have the region's health in mind.

More than $80,000 was awarded to various institutions involved in education, from the obvious, like the University of Connecticut, to the less-so, like the Literacy Volunteers of Greater Hartford, supporting adult education. Much of that money was earmarked for individual student scholarships. Students compete for funds which are granted directly to the college or university on behalf of the student. Grants are based on a variety of factors, including academic accomplishment, extracurricular activities, interviews and demonstrated financial need.

Additional grants were awarded in four other areas: community development, housing, the arts and traditional charities. The greatest of these was community development in our role as a community bank. Typical recipients are the various growth councils, a volunteer fire department, greenways development and well-known children's organizations and camps. Housing programs for independent and group living administered by volunteer organizations shared funds. Theaters, musical groups and historical societies were beneficiaries as well as United Way chapters. An extraordinary gift to the September 11th Fund of the United Way of New York was donated in concert with the outpouring of compassion across the world.



A CT scan unit at Manchester Memorial Hospital, part of the Eastern Connecticut Health Network. Most grants from the SBM Charitable Foundation are general in nature and may be applied to any recipient necessity.



SBM Charitable Foundations





UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-28389

CONNECTICUT BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	06-1564613 (I.R.S. Employer Identification No.)
923 Main Street, Manchester, Connecticut (Address of principal executive offices)	06040 (Zip Code)
Registrant's telephone number:	(860) 646-1700

Securities registered pursuant to Section 12(b) of the Act:

None.

Securities registered pursuant to Section 12(g)of the Act:

Common Stock, par value $0.01 per share.

Indicate by check mark whether the registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and has been subject to such filing requirements for the past 90 days. YES _X_ NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of March 19, 2002 was $293,676,585.

As of March 19, 2002, there were 11,249,826 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference:

Part III of this Form 10-K incorporates information by reference from the registrant's definitive proxy statement which will be filed no later than 120 days after December 31, 2001.

INDEX

PART I

Forward Looking Statements

This Form 10-K contains forward-looking statements that are based on assumptions and describe future plans, strategies and expectations of Connecticut Bancshares, Inc. ("CTBS") and its wholly-owned subsidiary, The Savings Bank of Manchester ("SBM" or the "Bank"), and its wholly-owned subsidiaries (collectively, the "Company"). These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Bank's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward looking statements and undue reliance should not be placed on such statements. Subject to applicable laws and regulations, the Company does not undertake – and specifically disclaims any obligation – to publicly release the result of any revisions which may be made to any forward looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

PART I

Item 1. Business.

CTBS, a Delaware corporation, was organized in October 1999 for the purpose of becoming the holding company for SBM upon the conversion of the Bank's former parent holding company, Connecticut Bankshares, M.H.C. ("M.H.C."), from a mutual to stock form of organization (the "Conversion"). The Conversion was completed on March 1, 2000. In connection with the Conversion, the Company sold 10,400,000 shares of its common stock, par value $0.01 per share ("Common Stock") at a purchase price of $10 per share, to depositors of the Bank in a subscription offering. In addition, the Company issued an additional 832,000 shares, representing 8% of the shares sold in the subscription offering, to SBM Charitable Foundation, Inc., a charitable foundation established by the Bank. The Company does not transact any material business other than through the Bank. The Company used 50% of the net proceeds from the conversion to buy all of the common stock of the Bank and retained the remaining 50% which was primarily invested in fixed income securities.

On August 31, 2001, the Bank acquired First Federal Savings and Loan Association of East Hartford ("First Federal") for $106.75 million in cash. Immediately after the completion of the acquisition, First Federal was merged into the Bank. The results of First Federal are included in the historical results of the Company subsequent to August 31, 2001.

The Bank was founded in 1905 as a Connecticut-chartered mutual savings bank. In 1996, the Bank converted to stock form as part of the M.H.C.'s mutual holding company formation. The Bank is regulated by the Connecticut Department of Banking and the Federal Deposit Insurance Corporation. The Bank's deposits are insured to the maximum allowable amount by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. The Bank is a member of the Federal Home Loan Bank System.

The Bank is a traditional savings association that accepts retail deposits from the general public in the areas surrounding its 28 full-service banking offices and uses those funds, together with funds generated from operations and borrowings, to originate residential mortgage loans, commercial loans and consumer loans, primarily home equity loans and lines of credit. The Bank primarily holds the loans that it originates for investment. However, the Bank also sells loans, primarily fixed-rate mortgage loans, in the secondary market, while generally retaining the servicing rights. The Bank also invests in mortgage-backed securities, debt and equity securities and other permissible investments. The Bank's revenues are derived principally from the generation of interest and fees on loans originated and, to a lesser extent, interest and dividends on investment and mortgage-backed securities. The

Bank's primary sources of funds are deposits, principal and interest payments on loans and investments and mortgage-backed securities and advances from the Federal Home Loan Bank of Boston.

Market Area

The Bank is headquartered in Manchester, Connecticut in Hartford County. The Bank's primary deposit gathering and lending areas are concentrated in the communities surrounding its 28 banking offices located in Hartford, Tolland and Windham Counties.

Hartford County is located in central Connecticut approximately two hours from both Boston and New York City and contains the city of Hartford. The region serves as the governmental and as a financial center of Connecticut. Hartford County has a diversified mix of industry groups, including insurance and financial services, manufacturing, service, government and retail. The major employers in the area include several prominent international and national insurance and manufacturing companies, such as Aetna, Inc., The Hartford Financial Services Group, Inc., United Technologies Corp., Stanley Works, as well as many regional banks and the Connecticut State Government.

Competition

The Bank faces intense competition in attracting deposits and loans in its primary market area. Historically, the Bank's most direct competition for deposits came from the several commercial and savings banks operating in its primary market area and, to a lesser extent, from other financial institutions, such as brokerage firms, credit unions and insurance companies. Although these entities continue to provide a source of competition for deposits, the Bank faces increasingly significant competition for deposits from the mutual fund industry as customers seek alternative sources of investment for their funds. The Bank also must compete for investors' funds which may be used to purchase short-term money market securities and other corporate and government securities. While the Bank faces competition for loans from the significant number of traditional financial institutions, primarily savings banks and commercial banks in its market area, its most significant competition comes from other financial services providers, such as the mortgage companies and mortgage brokers operating in its primary market area. Additionally, the Bank faces increased competition as a result of recent regulatory actions and legislative changes, most notably the enactment of the Financial Services Modernization Act of 1999. These changes have eased and likely will continue to ease restrictions on interstate banking and entry into the financial services market by non-depository and non-traditional financial services providers, including insurance companies, securities brokerage and underwriting firms, and specialty financial services companies such as Internet-based providers.

Lending Activities

General. The types of loans that the Bank may originate are limited by federal and state laws and regulations. Interest rates charged by the Bank on loans are affected principally by the Bank's current asset/liability strategy, the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by general and economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

Loan Portfolio Analysis. The following table sets forth the composition of the Bank's loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated.

	At December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
Real estate loans:										
One- to four-family	$ 841,895	58.61%	$ 586,536	58.22%	$ 544,732	57.40%	$ 464,623	56.85%	$ 489,105	60.53%
Construction (1)	76,551	5.33	32,590	3.24	40,690	4.29	35,860	4.39	23,524	2.90
Commercial and multi-family	231,644	16.13	162,411	16.12	155,085	16.34	131,717	16.11	117,622	14.55
Total real estate loans	1,150,090	80.07	781,537	77.58	740,507	78.03	632,200	77.35	630,251	77.98
Commercial loans	166,314	11.58	146,360	14.52	134,637	14.19	114,650	14.03	106,874	13.22
Consumer loans:										
Home equity lines of credit	35,592	2.48	27,203	2.70	23,019	2.43	21,605	2.64	20,559	2.54
Other	84,375	5.87	52,358	5.20	50,794	5.35	48,917	5.98	50,553	6.26
Total consumer loans	119,967	8.35	79,561	7.90	73,813	7.78	70,522	8.62	71,112	8.80
Total loans	1,436,371	100.00%	1,007,458	100.00%	948,957	100.00%	817,372	100.00%	808,237	100.00%
Allowance for loan losses	(15,228)		(11,694)		(10,617)		(10,585)		(9,945)	
Total loans, net	$1,421,143		$ 995,764		$ 938,340		$ 806,787		$ 798,292	

(1) Includes construction to permanent residential and commercial real estate loans.

One- to Four-Family Real Estate Loans. The Bank's primary lending activity is to originate loans secured by one- to four-family residences located in its primary market area. Of the one- to four-family loans outstanding at December 31, 2001, 70.79% were fixed-rate mortgage loans and 29.21% were adjustable-rate loans.

The Bank originates fixed-rate fully amortizing loans with maturities ranging between ten and thirty years. Management establishes the loan interest rates based on market conditions. The Bank offers mortgage loans that conform to Fannie Mae and Freddie Mac guidelines, as well as jumbo loans, which are presently loans in amounts over $300,700. Fixed-rate conforming loans are generally originated to be held in the Bank's portfolio. However, the Bank may sell such loans from time to time. Management periodically determines whether or not to sell loans based on changes in prevailing market interest rates. Loans that are sold are generally sold to Freddie Mac, with the servicing rights retained.

Currently, the Bank also offers adjustable-rate mortgage loans, with an interest rate based on the one year Constant Maturity Treasury index, which is adjusted annually at the outset of the loan or which is adjusted annually after a three or five year initial fixed period and with terms of up to 30 years. Interest rate adjustments on such loans are limited to no more than 2% during any adjustment period and 6% over the life of the loan. Adjustable-rate loans may possess a conversion option, whereby the borrower may opt to convert the loan to a fixed interest rate after a predetermined period of time, generally within the first 60 months of the loan term.

Adjustable-rate mortgage loans help reduce the Bank's exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs due to changed rates to be paid by borrowers. It is possible that during periods of rising interest rates the risk of default on adjustable-rate mortgage loans may increase as a result of repricing and the increased payments required to be paid by borrowers. In addition, although adjustable-rate mortgage loans allow the Bank to adjust the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits. Because of these considerations, the Bank has no assurance that yields on adjustable-rate mortgage loans will be sufficient to offset increases in the Bank's cost of funds during periods of rising interest rates. The Bank believes these risks, which have not had a material adverse effect on the Bank to date, are generally less than the risks associated with holding fixed-rate loans in its portfolio in a rising interest rate environment.

The Bank underwrites fixed- and variable-rate one- to four-family residential mortgage loans with loan-to-value ratios of up to 97% and 95%, respectively, provided that a borrower obtains private mortgage insurance on loans that exceed 80% of the appraised value or sales price, whichever is less, of the secured property. The Bank also requires that fire, casualty, title, hazard insurance and, if appropriate, flood insurance be maintained on all properties securing real estate loans made by the Bank. An independent licensed appraiser generally appraises all properties.

In an effort to provide financing for moderate income and first-time home buyers, the Bank offers FHA (Federal Housing Authority) and CHFA (Connecticut Housing Finance Authority) loans and has its own First-Time Home Buyer loan program. These programs offer residential mortgage loans to qualified individuals. These loans are offered with adjustable- and fixed-rates of interest and terms of up to 30 years. Such loans may be secured by one- to four-family residential property, in the case of FHA and CHFA loans, and must be secured by a single-family owner-occupied unit in the case of First-Time Home Buyer loans. All of these loans are originated using modified underwriting guidelines. FHA loans are closed in the name of the Bank and immediately sold in the secondary market to Countrywide Mortgage Company with the loan servicing rights released. CHFA loans are immediately assigned after closing to the Connecticut Housing Finance Authority with servicing rights retained by the Bank. Countrywide Mortgage and CHFA establish their respective rates and terms upon which such loans are offered. First-Time Home Buyer loans are offered with a discounted interest rate (approximately 50 basis points) and usually with no application or loan origination fees. All such loans are originated in amounts of up to 97% of the lower of the property's appraised value or the sale price. Private mortgage insurance is required on all such loans.

The Bank also offers to its full-time employees who satisfy certain criteria and the general underwriting standards of the Bank fixed and adjustable-rate mortgage loans with reduced interest rates, which are currently 50 to 100 basis points below the rates offered to the Bank's other customers. The Employee Mortgage Rate is limited to the purchase, construction or refinancing of an employee's owner-occupied residence. The Employee Mortgage Rate normally ceases upon termination of employment or if the property no longer is the employee's residence. Upon termination of the Employee Mortgage Rate, the interest rate reverts to the contract rate in effect at the time that the loan was extended. All other terms and conditions contained in the original mortgage and note continue to remain in effect. As of December 31, 2001, the Bank had $13.12 million of Employee Mortgage Rate loans, or 0.91% of total loans.

Construction Loans. The Bank originates construction loans to individuals for the construction and acquisition of personal residences. At December 31, 2001, the unadvanced portion of construction loans totaled $9.52 million.

The Bank's residential construction loans generally provide for the payment of interest only during the construction phase, which is usually twelve months. At the end of the construction phase, the loan converts to a permanent mortgage loan. Loans can be made with a maximum loan-to-value ratio of 90%, provided that the borrower obtains private mortgage insurance on the loan if the loan balance exceeds 80% of the appraised value or sales price, whichever is less, of the secured property. Construction loans to individuals are generally made on the same terms as the Bank's one- to four-family mortgage loans.

Before making a commitment to fund a residential construction loan, the Bank requires an appraisal of the property by an independent licensed appraiser. The Bank also reviews and inspects each property before disbursing any funds during the term of the construction loan. Loan proceeds are disbursed after each inspection based on the percentage-of-completion method.

The Bank also originates residential development loans primarily to finance the construction of single-family homes and subdivisions. At December 31, 2001, residential development loans totaled $27.08 million, or 1.89% of the Bank's total loans. These loans are generally offered to experienced builders with whom the Bank has an established relationship. Residential development loans are typically offered with terms of up to 24 months. The maximum loan-to-value limit applicable to these loans is 80% for contract sales and 75% for speculative properties. Construction loan proceeds are disbursed periodically in increments as construction progresses and as inspection by an approved appraiser of the Bank warrants.

The Bank also makes construction loans for commercial development projects. The projects include multi-family, apartment, industrial, retail and office buildings. These loans generally have an interest-only phase during construction and then convert to permanent financing. Disbursement of funds are at the sole discretion of the Bank and are based on the progress of construction. The maximum loan-to-value limit applicable to these loans is 80%. At December 31, 2001, commercial construction loans totaled $27.30 million, or 1.90% of total loans.

The Bank also originates land loans to local contractors and developers for the purpose of improving the property, or for the purpose of holding or developing the land for sale. Such loans are secured by a lien on the property, are limited to 70% of the lower of the acquisition price or the appraised value of the land and have a term of up to two years with a floating interest rate based on the Bank's internal base rate. The Bank's land loans are generally secured by property in its primary market area. The Bank requires title insurance and, if applicable, a hazardous waste survey reporting that the land is free of hazardous or toxic waste.

Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value proves to be inaccurate, the Bank may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.

Commercial and Multi-Family Real Estate Loans. The Bank originates multi-family and commercial real estate loans that are generally secured by five or more unit apartment buildings and properties used for business purposes such as small office buildings, industrial facilities or retail facilities primarily located in the Bank's primary market area. The Bank's multi-family and commercial real estate underwriting policies provide that such real estate loans may be made in amounts of up to 80% of the appraised value of the property provided such loan complies with the Bank's current loans-to-one-borrower limit, which at December 31, 2001 was $32.69 million. The Bank's multi-family and commercial real estate loans may be made with terms of up to 25 years and are offered with interest rates that adjust periodically and are generally indexed to the one, three or five year Constant Maturity Treasury index or Federal Home Loan Bank Advance rates with a comparable term. In reaching its decision on whether to make a multi-family or commercial real estate loan, the Bank considers the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, the Bank will also consider the term of the lease and the quality of the tenants. The Bank has generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20x. Environmental surveys are generally required for commercial real estate loans. Generally, multi-family and commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals.

Loans secured by multi-family and commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multi-family and commercial real estate properties often depend on the successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy. The Bank tries to minimize these risks through its underwriting standards.

Commercial Loans. The Bank makes commercial business loans primarily in its market area to a variety of professionals, sole proprietorships and small businesses. The Bank offers a variety of commercial lending products, including term loans for fixed assets and working capital, revolving lines of credit, letters of credit, and Small Business Administration guaranteed loans. The maximum amount of a commercial business loan is limited by the Bank's loans-to-one-borrower limit which at December 31, 2001, was $32.69 million. Term loans are generally offered with initial fixed rates of interest for one to five years and with terms of up to ten years. Business lines of credit have adjustable rates of interest and are payable on demand, subject to annual review and renewal. Business loans with variable rates of interest adjust on a daily basis and are indexed to the Bank's base rate. At December 31, 2001, the Bank had $66.26 million of unadvanced commercial lines of credit.

When making commercial business loans, the Bank considers the financial statements of the borrower, the Bank's lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral. Commercial business loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment, and are supported by personal guarantees. Depending on the collateral used to secure the loans, commercial loan relationships are made in amounts of up to 90% of the value of the collateral securing the loan. The Bank generally does not make unsecured commercial loans.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. The Bank offers a variety of consumer loans, including second mortgage loans and home equity lines of credit, both of which are secured by owner-occupied one- to four-family residences. At December 31, 2001, second mortgage loans and equity lines of credit totaled $74.83 million, or 5.21% of the Bank's total loans and 62.37% of consumer loans. Additionally, at December 31, 2001, the unadvanced amounts of home equity lines of credit totaled $36.64 million. The underwriting standards employed by the Bank for second mortgage loans and equity lines of credit include a determination of the applicant's credit history, an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. Home equity lines of credit have adjustable rates of interest which are indexed to the prime rate as reported in *The Wall Street Journal*. Interest rate adjustments on home equity lines of credit are limited to no more than a maximum of 17%. Generally, the maximum loan-to-value ratio on home equity lines of credit is 90%. A home equity line of credit may be drawn down by the borrower for a period of 10 years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only the interest. The borrower has to pay back the amount outstanding under the line of credit at the end of a 20-year period. The Bank offers fixed- and adjustable-rate second mortgage loans with terms up to 20 years. The loan-to-value ratios of both fixed-rate and adjustable-rate home equity loans are generally limited to 90%.

The Bank offers fixed-rate automobile loans through local dealerships for new or used vehicles with terms of up to 72 months and loan-to-value ratios of the lesser of the purchase price or the retail value shown in the NADA Used Car Guide. At December 31, 2001, automobile loans totaled $28.27 million, or 1.97% of the Bank's total loans and 23.56% of consumer loans. For the year ended December 31, 2001, the Bank purchased $5.03 million of automobile loans from local dealerships.

Other consumer loans at December 31, 2001 amounted to $16.87 million, or 1.17% of the Bank's total loans and 14.06% of consumer loans. These loans include unsecured personal loans, collateral loans, credit card loans and education loans. Unsecured personal loans generally have a fixed-rate, a maximum borrowing limitation of $25,000 and a maximum term of five years. Collateral loans are generally secured by a passbook account, a certificate of deposit or marketable securities.

Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections depend on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Loans to One Borrower. The maximum amount that the Bank may lend to one borrower is limited by statute. At December 31, 2001, the Bank's statutory limit on loans to one borrower was $32.69 million. At that date, the Bank's largest relationship was $14.68 million committed, of which $12.67 million was outstanding. The loan was performing according to its terms as of December 31, 2001.

Maturity of Loan Portfolio. The following table shows the remaining contractual maturity of the Bank's total loans at December 31, 2001, excluding the effect of prepayments.

	At December 31, 2001					
	One- to four-family	Cons-truction (1)	Commercial and multi-family real estate	Commercial	Consumer	Total
	(in thousands)					
Amounts due in:						
One year or less	$ 590	$ 15,255	$ 1,811	$ 37,939	$ 1,479	$ 57,074
After one year:						
More than one year to three years	2,547	24,364	3,724	36,814	18,364	85,813
More than three years to five years	6,121	-	6,273	32,434	26,362	71,190
More than five years to 10 years	48,662	4,388	55,234	28,395	23,850	160,529
More than 10 years to 15 years	173,271	1,372	73,873	14,811	15,201	278,528
More 15 years	610,704	31,172	90,729	15,921	34,711	783,237
Total amounts due	$ 841,895	$ 76,551	$ 231,644	$ 166,314	$ 119,967	$ 1,436,371

(1) Includes construction to permanent residential and commercial real estate loans.

The following table sets forth, at December 31, 2001, the dollar amount of loans contractually due after December 31, 2002 and whether such loans have fixed interest rates or adjustable interest rates. Adjustable rate loans in the table below refer to loans in which the interest rate is subject to adjustment prior to the loan's final maturity dates.

	Due After December 31, 2002		
	Fixed	Adjustable	Total
		(in thousands)	
Real estate loans:			
One- to four- family	$ 595,398	$ 245,907	$ 841,305
Construction (1)	29,337	31,959	61,296
Commercial and multi-family	31,625	198,208	229,833
Total real estate loans	656,360	476,074	1,132,434
Commercial loans	46,553	81,822	128,375
Consumer loans	84,446	34,042	118,488
Total loans	$ 787,359	$ 591,938	$ 1,379,297

(1) Includes construction to permanent residential and commercial real estate loans.

The average life of a loan is substantially less than its contractual term because of prepayments. In addition, due-on-sale clauses on loans generally give the Bank the right to declare loans immediately due and payable if, among other things, the borrower sells the real property with the mortgage and the loan is not repaid. The average life of a mortgage loan tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, tends to decrease when rates on existing mortgage loans are substantially higher than current mortgage loan market rates.

Loan Approval Procedures and Authority. The Bank's lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by the Bank's Board of Directors and management. The Bank's policies and loan approval limits are established by management and are approved by the Board of Directors. The Board of Directors has designated certain individuals of the Bank and certain branch managers to consider and approve loans within their designated authority.

All one- to four-family mortgage loans secured by the borrower's primary residence in amounts of up to $500,000 and all residential construction and second mortgage loans and home equity lines of credit in amounts of up to $250,000 may be approved by a designated individual. All second mortgage loans and home equity lines of credit in excess of $250,000 and up to $500,000 require the approval of the Bank's loan committee. All residential and residential construction loans in excess of $500,000 and up to $1.00 million require the approval of the Bank's loan committee. All residential loans in excess of $1.00 million require the approval of the Executive Committee of the Board of Directors.

All commercial loans, including commercial real estate loans, multifamily loans, commercial construction and development loans and commercial business loans in amounts of up to $500,000 may be approved by any two of the designated individuals with the appropriate authority. All commercial loans in excess of $500,000 and up to $3.00 million require the approval of the Bank's loan committee; and all commercial loans where an individual loan is in excess of $1.00 million or the aggregate indebtedness exceeds $3.00 million require the approval of the Executive Committee of the Board of Directors.

With regard to consumer loans, automobile loans in amounts of up to $50,000 and unsecured personal loans in amounts of up to $25,000 may be approved by either one or two of the designated individuals depending on the credit score; automobile loans in excess of $50,000 and unsecured personal loans in excess of $25,000 must be approved by the Bank's loan committee. Collateral loans of up to $25,000 may be approved by any branch manager.

Loan Originations, Purchases and Sales. The Bank's lending activities are conducted by its salaried and commissioned loan personnel and through non-bank third-party correspondents. Currently, the Bank uses 16 loan originators who solicit and originate mortgage loans on behalf of the Bank. These loan originators accounted for approximately 75% of the adjustable-rate and fixed-rate mortgage loans originated by the Bank in 2001. Loan originators are compensated by a commission that is based on product, mortgage type, and new or existing customer relationship. The commission currently ranges from 20 to 60 basis points of the loan amount. All loans originated by the loan originators are underwritten in conformity with the Bank's loan underwriting policies and procedures. At December 31, 2001, the Bank serviced $188.02 million of loans for others.

From time to time, the Bank will purchase loans, primarily secured by one- to four-family residential properties located outside of the Bank's primary market area, usually in Fairfield County, Connecticut or in Massachusetts. Purchased loans are underwritten according to the Bank's own underwriting criteria and procedures and are generally purchased without the accompanying servicing rights. Amounts outstanding related to loan purchases totaled $56.53 million and $88.22 million at December 31, 2001 and 2000, respectively.

Substantially all of the Bank's adjustable-rate mortgage loans are originated for inclusion in the Bank's loan portfolio. Historically, the Bank originated fixed-rate mortgage loans for sale in the secondary market. However, since 1998 and due to the low demand for adjustable-rate mortgage loans, the Bank has begun to retain for its portfolio a significant portion of fixed-rate mortgage loans. Sales are generally to Freddie Mac, with servicing rights retained. Loan sale decisions are made by the Bank's management and are generally based on prevailing market interest rates and the Bank's loan-to-asset ratio.

The following table presents total loans originated, sold, purchased and repaid during the periods indicated.

	For the Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Loans at beginning of year	$ 1,007,458	$ 948,957	$ 817,372
Originations:			
Real estate:			
One- to four- family	226,876	81,722	128,630
Construction (1)	90,364	53,376	60,500
Commercial and multi-family	51,381	15,915	31,571
Total real estate loans	368,621	151,013	220,701
Commercial	110,032	93,537	97,246
Consumer	45,818	35,485	33,926
Total loans originated	524,471	280,035	351,873
Loans acquired from First Federal	279,956	-	-
Fair market adjustment for loans acquired from First Federal, net of amortization	4,202	-	-
Loans purchased	-	27,337	36,911
Total loans originated and purchased	808,629	307,372	388,784
Deduct:			
Principal loan repayments and prepayments	371,305	228,245	236,869
Loan sales	6,976	19,989	18,646
Charge-offs	1,131	433	1,360
Transfers to other real estate owned	304	204	324
Total deductions	379,716	248,871	257,199
Net increase in loans	428,913	58,501	131,585
Loans at end of year	$ 1,436,371	$ 1,007,458	$ 948,957

(1) Includes construction to permanent residential and commercial real estate loans.

Loan Commitments. The Bank issues loan commitments to prospective borrowers on the condition that certain events occur. Commitments are made in writing on specified terms and conditions and are generally honored for up to 60 days from approval. At December 31, 2001, the Bank had loan commitments and unadvanced loans and lines of credit totaling $235.52 million.

Loan Fees. In addition to interest earned on loans, the Bank receives income from fees derived from loan originations, loan modifications, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period depending upon the volume and type of loans made and competitive conditions. On loans originated by third-party originators, the Bank may pay a premium to compensate an originator for loans where the borrower is paying a higher rate on the loan.

The Bank charges loan origination fees which are calculated as a percentage of the amount borrowed. As required by applicable accounting principles, loan origination fees, discount points and certain loan origination costs are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis. At December 31, 2001, the Bank had $1.36 million of net deferred loan fees. The Bank amortized approximately $157,000 of net deferred loan fees during the year ended December 31, 2001.

Nonperforming Assets, Delinquencies and Impaired Loans. All loan payments are due on the first day of each month. When a borrower fails to make a required loan payment, the Bank attempts to cure the deficiency by contacting the borrower and seeking the payment. A late notice is mailed on the 16th day of the month. In most cases, deficiencies are cured promptly. If a delinquency continues beyond the 30th day of the month, the account is referred to an in-house collector. The Bank generally prefers to work with borrowers to resolve problems, but the Bank will institute foreclosure or other proceedings, as necessary, to minimize any potential loss.

On a monthly basis, management informs the Board of Directors of the amount of loans delinquent for more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that the Bank owns. The Bank ceases accruing interest on mortgage loans when principal or interest payments are delinquent 90 days or more unless management determines that the loan principal and interest is fully secured and in the process of collection. Once the accrual of interest on a loan is discontinued, all interest previously accrued is reversed against current period interest income once management determines that interest is uncollectable.

On January 1, 1995, the Bank adopted SFAS No. 114, *"Accounting by Creditors for Impairment of a Loan,"* as amended by SFAS No. 118 *"Accounting by Creditors for Impairment of a Loan—an amendment to SFAS No. 114."* At December 31, 2001, 2000 and 1999, the Bank had a $7.68 million, $6.92 million, and $11.49 million, respectively, recorded investment in impaired loans for which an additional valuation allowance of $157,000, $771,000 and $1,430,000, respectively, was required.

At December 31, 2001, the Bank's largest nonperforming loan was a residential development relationship with $3.63 million committed and outstanding, and $2.39 million classified as nonperforming. The nonperforming loan is secured by a retirement facility located in Central New England. The remaining loans of the relationship are well secured and are performing according to their respective terms as of December 31, 2001.

The following table sets forth information regarding nonperforming loans, troubled debt restructurings and other real estate owned at the dates indicated.

	At December 31,				
	2001	2000	1999	1998	1997
	(dollars in thousands)				
Nonperforming loans:					
One- to four- family real estate	$ 1,272	$ 485	$ 501	$ 456	$ 1,732
Commercial and multi-family real estate	2,601	3,685	10,513	388	408
Commercial	3,262	2,529	454	665	680
Consumer	544	222	17	15	15
Total nonperforming loans	7,679	6,921	11,485	1,524	2,835
Other real estate owned	84	125	604	1,759	4,708
Total nonperforming assets	7,763	7,046	12,089	3,283	7,543
Troubled debt restructurings	-	-	-	-	-
Total nonperforming assets and troubled debt restructurings	$ 7,763	$ 7,046	$ 12,089	$ 3,283	$ 7,543
Total nonperforming loans and troubled debt restructurings as a percentage of total loans	0.53%	0.69%	1.21%	0.19%	0.35%
Total nonperforming assets and troubled debt restructurings as a percentage of total assets	0.32%	0.50%	0.98%	0.30%	0.73%

Interest income that would have been recorded for the years ended December 31, 2001, 2000 and 1999 had nonaccruing loans been current according to their original terms amounted to approximately $446,000, $568,000 and $635,000, respectively. No interest related to these loans was included in interest income in any year.

The following tables set forth the delinquencies in the Bank's loan portfolio as of the dates indicated.

	At December 31, 2001				At December 31, 2000			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(dollars in thousands)							
Real estate loans:								
One- to four- family	4	$ 660	6	$ 727	2	$ 42	6	$ 301
Commercial and multi-family	3	740	-	-	-	-	-	-
Total real estate loans	7	1,400	6	727	2	42	6	301
Commercial loans	7	783	7	217	7	310	3	139
Consumer loans	54	476	59	160	24	71	63	212
Total	68	$ 2,659	72	$ 1,104	33	$ 423	72	$ 652
Delinquent loans to total loans		0.19%		0.08%		0.04%		0.06%

	At December 31, 1999			
	60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(dollars in thousands)			
Real estate loans:				
One- to four- family	1	$ 32	3	$ 227
Commercial and multi-family	-	-	-	-
Total real estate loans	1	32	3	227
Commercial loans	5	223	3	124
Consumer loans	3	5	7	7
Total	9	$ 260	13	$ 358
Delinquent loans to total loans		0.03%		0.04%

Real Estate Owned. Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until sold. When property is acquired, it is recorded at fair market value at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value after acquisition are expensed. At December 31, 2001, the Bank had $84,000 of real estate owned, consisting of a one- to four-family residence.

Asset Classification. Banking regulators have adopted various regulations and practices regarding problem assets of savings institutions. Under such regulations, federal and state examiners have authority to identify problem assets during examinations and, if appropriate, require their classification.

There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectable and of such little value that it's continued status as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover probable losses related to assets classified substandard or doubtful can be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated "special mention." The Bank performs an internal analysis of its loan portfolio and assets to classify such loans and assets similar to the manner in which such loans and assets are classified by the federal banking regulators. In addition, the Bank regularly analyzes the losses inherent in its loan portfolio and its nonperforming loans in determining the appropriate level of the allowance for loan losses.

Allowance for Loan Losses. The Bank devotes significant attention to maintaining high loan quality through its underwriting standards, active servicing of loans and aggressive management of nonperforming assets. The allowance for loan losses is maintained at a level estimated by management to provide adequately for possible loan losses which are inherent in the loan portfolio. Possible loan losses are estimated based on a quarterly review of the loan portfolio, loss experience, specific problem loans, economic conditions and other pertinent factors. In assessing risks inherent in the portfolio, management considers the risk of loss on nonperforming and classified loans including an analysis of collateral in each situation. The Bank's methodology for assessing the appropriateness of the allowance includes several key elements. Problem loans are identified and analyzed individually to estimate specific losses. The loan portfolio is also segmented into pools of loans that are similar in type and risk characteristics (i.e., commercial, consumer and mortgage loans). Loss factors are applied using the Bank's historic experience and may be adjusted for significant factors that in management's judgment affect the collectability of the portfolio as of the evaluation date. Additionally, the portfolio is segmented into pools based on internal risk ratings with loss factors applied to each rating category. Other factors considered in determining possible loan losses are the impact of larger concentrations in the portfolio, trends in loan growth, the relationship and trends in recent years of recoveries as a percentage of prior chargeoffs and peer bank's loss experience.

The allowance for loan losses is increased or decreased by provisions or credits charged to operations, which represent an estimate of losses that occurred during the period and a correction of estimates of losses recorded in prior periods. Confirmed losses, net of recoveries, are charged directly to the allowance and the loans are written down.

The allowance for loan losses consists of a formula allowance for various loan portfolio classifications and a valuation allowance for loans identified as impaired, if necessary. The allowance is an estimate, and ultimate losses may vary from current estimates. Changes in the estimate are recorded in the results of operations in the period in which they become known, along with provisions for estimated losses incurred during that period.

A portion of the allowance for loan losses is not allocated to any specific segment of the loan portfolio. This non-specific reserve is maintained for two primary reasons: there exists an inherent subjectivity and imprecision to the analytical processes employed and the prevailing business environment, as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. Moreover, management has identified certain risk factors, which could impact the degree of loss sustained within the portfolio. These include: market risk factors, such as the effects of economic variability on the entire portfolio, and unique portfolio risk factors that are inherent characteristics of the Bank's loan portfolio. Market risk factors may consist of changes to general economic and business conditions that may impact the Bank's loan portfolio customer base in terms of ability to repay and that may result in changes in value of underlying collateral. Unique portfolio risk factors may include industry or geographic concentrations, or trends that may exacerbate losses resulting from economic events which the Bank may not be able to fully diversify out of its portfolio.

Due to the imprecise nature of the loan loss estimation process and ever changing conditions, these risk attributes may not be adequately captured in data related to the formula-based loan loss components used to determine allocations in the Bank's analysis of the adequacy of the allowance for loan losses. Management, therefore, has established and maintains a non-specific allowance for loan losses. The amount of the non-specific allowance was $3.05 million at December 31, 2001 compared to $3.16 million at December 31, 2000. As a percentage of the allowance for loan losses, the unallocated was 20.02% of the total allowance for loan losses at December 31, 2001 and 27.03% of the total allowance for loan losses at December 31, 2000.

The Bank uses three separate methods to estimate the allowance for loan losses and then uses a weighted average formula to estimate the final allowance for loan losses. The Bank uses a portfolio segmentation method, a risk rating method, and a historical method for estimating the allowance for loan losses. In 2000, the Bank's weighting factors for these three methods was 40%, 40% and 20%, respectively, while in 2001 the weighting factors were 45%, 45% and 10%, respectively. The historic method weighting factor was reduced during 2001 as it has consistently and substantially produced a lower reserve amount than the other two methods and management believes less emphasis should be placed on this method given the economic environment at December 31, 2001.

Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary, and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while the Bank believes it has established its existing allowance for loan losses consistent with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the Bank's loan portfolio, will not request the Bank to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Material increases in the allowance for loan losses will adversely affect the Bank's financial condition and results of operations.

The following table presents an analysis of the Bank's allowance for loan losses at and for the periods indicated.

	At or For the Year Ended December 31,				
	2001	2000	1999	1998	1997
	(dollars in thousands)				
Allowance for loan losses, beginning of year	$ 11,694	$ 10,617	$ 10,585	$ 9,945	$ 9,131
Acquisition of First Federal Savings and Loan Association of East Hartford	2,174	-	-	-	-
Charged-off loans:					
One- to four- family real estate	327	84	110	340	299
Commercial and multi-family real estate	102	14	790	112	133
Commercial	488	244	337	483	311
Consumer	214	91	123	152	203
Total charged-off loans	1,131	433	1,360	1,087	946
Recoveries on loans previously charged off:					
One-to four- family real estate	123	153	55	146	215
Commercial and multi-family real estate	82	80	98	12	10
Commercial	256	26	96	283	229
Consumer	30	51	43	86	106
Total recoveries	491	310	292	527	560
Net loans charged-off	640	123	1,068	560	386
Provision for loan losses	2,000	1,200	1,100	1,200	1,200
Allowance for loan losses, end of year	$ 15,228	$ 11,694	$ 10,617	$ 10,585	$ 9,945
Net loans charged-off to average gross loans	0.06%	0.01%	0.12%	0.07%	0.05%
Allowance for loan losses to total loans	1.06	1.16	1.12	1.30	1.23
Allowance for loan losses to nonperforming loans and troubled debt restructurings	198.31	168.96	92.44	694.55	350.79
Net loans charged-off to allowance for loan losses	4.20	1.05	10.06	5.29	3.88
Recoveries to charge-offs	43.41	71.59	21.47	48.48	59.20

The following table presents the approximate allocation of the allowance for loan losses by loan categories at the dates indicated and the percentage of such amounts to the total allowance and to total loans. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not indicative of future losses and does not restrict the use of any of the allowance to absorb losses in any category. The non-specific allowance previously mentioned has been allocated in proportion to the allocated allowance for purposes of this table.

	At December 31,								
	2001			2000			1999		
	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(dollars in thousands)								
Real estate	$ 9,450	62%	80%	$ 6,221	53%	78%	$ 5,198	49%	78%
Commercial	4,474	29	12	4,470	38	14	4,473	42	14
Consumer	1,304	9	8	1,003	9	8	946	9	8
Total allowance for loan losses	$ 15,228	100%	100%	$ 11,694	100%	100%	$ 10,617	100%	100%

	At December 31,					
	1998			1997		
	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance in Each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(dollars in thousands)					
Real estate	$ 4,995	47%	77%	$ 4,310	43%	78%
Commercial	4,714	45	14	4,913	50	13
Consumer	876	8	9	722	7	9
Total allowance for loan losses	$ 10,585	100%	100%	$ 9,945	100%	100%

Investment Activities

General. Under Connecticut law, the Company has authority to purchase a wide range of investment securities. As a result of recent changes in federal banking laws, however, financial institutions such as the Bank may not engage as principals in any activities that are not permissible for a national bank, unless the Federal Deposit Insurance Corporation has determined that the investments would pose no significant risk to the Bank Insurance Fund and that the Bank is in compliance with applicable capital standards. In 1993, the Regional Director of the Federal Deposit Insurance Corporation approved a request by the Bank to invest in certain listed stocks and/or registered stocks subject to certain conditions.

The Company's Board of Directors has the overall responsibility for the Company's investment portfolio, including approval of the Company's investment policy, appointment of the Company's investment adviser and approval of the Company's investment transactions. All investment transactions are reviewed by the Board on a monthly basis. The Company's President and/or Chief Financial Officer, or their designees are authorized to make investment decisions consistent with the Company's investment policy and the recommendations of the Company's investment adviser and the Board's Investment Committee. The Investment Committee meets quarterly with the President and Chief Financial Officer in order to review and determine investment strategies.

The Company's investment policy is designed to complement the Bank's lending activities, provide an alternative source of income through interest, dividends and capital gains, diversify the Company's assets and improve liquidity while minimizing the Company's tax liability. Investment decisions are made in accordance with the Company's investment policy and are based upon the quality of a particular investment, its inherent risks, the composition of the balance sheet, market expectations, the Bank's liquidity, income and collateral needs and how the investment fits within the Company's interest rate risk strategy. Although the Company utilizes the investment advisory services of a Boston-based investment firm, management is ultimately and completely responsible for all investment decisions.

The Company's investment policy divides investments into two categories, fixed income and equity portfolios. The primary objective of the fixed income portfolio is to maintain an adequate source of liquidity sufficient to meet regulatory and operating requirements, and to safeguard against deposit outflows, reduced loan amortization and increased loan demand. The fixed income portfolio primarily includes debt issues, including mortgage-backed and asset-backed securities, as well as collateralized mortgage obligations. Substantially all of the Company's mortgage-backed securities are issued or guaranteed by agencies of the U.S. Government. Accordingly, they carry lower credit risk than mortgage-backed securities of a private issuer. Approximately 81% of the collateralized mortgage obligations are issued or guaranteed by agencies of the U.S. Government. Accordingly, they carry lower credit risk than collateralized mortgage obligations of a private issuer. Collateralized mortgage obligations, due to their inherent structure, may carry more prepayment risk than mortgage-backed securities. All of the collateralized mortgage obligations owned by the Bank as of December 31, 2001 were acquired from First Federal. Due to the low interest rate environment at the time of the acquisition, the majority of the collateralized mortgage obligations were acquired at a premium. During the fourth quarter of 2001 the Bank recorded lower than anticipated yields on these collateralized mortgage obligations due to accelerated amortization of premiums triggered by prepayments due to the low interest rate environment. Asset-backed securities are typically collateralized by the cash flow from a pool of auto loans, credit card receivables, consumer loans and other similar obligations.

The Company's investment policy permits the Company to be a party to financial instruments with off-balance sheet risk in the normal course of business in order to manage interest rate risk. The Company's derivative position is reviewed by the Investment Committee on a quarterly basis. The investment policy authorizes the Company to be involved in and purchase various types of derivative transactions and products including interest rate swap, cap and floor agreements investment conduits. At December 31, 2001 and 2000, the Company was not party to any interest rate swap, cap or floor arrangements.

The marketable equity securities portfolio has the objective of producing capital appreciation through long-term investment, with safety of principal and prudent risk taking. The total market value of the marketable equity securities portfolio, excluding Federal Home Loan Bank stock, is limited by the investment policy to 50% of the Bank's Tier 1 capital. At December 31, 2001, the marketable equity securities portfolio totaled $37.67 million, or 24.01%, of the Bank's Tier 1 capital. At December 31, 2001, the net unrealized gains associated with the marketable equity securities portfolio were $11.32 million.

SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* requires that investments be categorized as "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. SFAS No. 115 allows debt securities to be classified as held to maturity and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as held to maturity. Debt and equity securities held for current resale are classified as trading securities. These securities are reported at fair value, and unrealized gains and losses on the securities would be included in earnings. The Company does not currently use or maintain a trading account. Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale. These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of stockholders' equity.

On a quarterly basis, the Company reviews available-for-sale investment securities with unrealized depreciation for six consecutive months to assess whether the decline in fair value is temporary or other than temporary. The Company judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the estimated reasons for the decline are identified, further judgments are required as to whether those causal events are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. In accordance with this policy, during the years ended December 31, 2001 and 2000 the Company recorded other than temporary impairment of $4.08 million and $0, respectively.

All of the Company's debt, collateralized mortgage obligations, mortgage-backed and asset-backed securities carry market risk insofar as increases in market rates of interest may cause a decrease in their market value. They also carry prepayment risk insofar as they may be called or repaid before maturity in times of low market interest rates, so that the Bank may have to invest the funds at a lower interest rate. The marketable equity securities portfolio also carries equity price risk in that, if equity prices decline due to unfavorable market conditions or other factors, the Bank's capital would decrease.

The following table presents the amortized cost and fair value of the Company's securities, by type of security, at the dates indicated.

	At December 31,					
	2001		2000		1999	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)					
Debt securities held to maturity:						
Asset-backed securities	$ -	$ -	$ -	$ -	$ 17,481	$ 17,418
U.S. Government and agency obligations	-	-	-	-	-	-
Other debt securities	-	-	-	-	3,105	2,950
Total	-	-	-	-	20,586	20,368
Debt securities available for sale:						
Asset-backed securities	23,907	25,208	32,717	33,816	-	-
U.S. Government and agency obligations	180,106	183,813	82,068	85,254	82,486	81,328
Municipal obligations	23,717	23,194	2,915	2,949	-	-
Corporate securities	53,138	55,420	55,398	56,263	33,870	33,345
Total	280,868	287,635	173,098	178,282	116,356	114,673
Equity securities available for sale:						
Marketable equity securities	26,349	37,670	35,221	49,144	32,273	50,545
Debt mutual funds	23,872	23,886	-	-	-	-
Other equity securities	992	992	432	432	432	432
Total	51,213	62,548	35,653	49,576	32,705	50,977
Total debt and equity securities	332,081	350,183	208,751	227,858	169,647	186,018
Mortgage-backed securities:						
Mortgage-backed securities held to maturity	-	-	-	-	25,474	24,630
Mortgage-backed securities available for sale	147,901	149,750	79,079	80,223	16,741	16,204
Collateralized mortgage obligations	257,581	258,601	-	-	-	-
Total mortgage-backed securities	405,482	408,351	79,079	80,223	42,215	40,834
Total investment securities	$ 737,563	$ 758,534	$ 287,830	$ 308,081	$ 211,862	$ 226,852

At December 31, 2001, the Company did not own any investment or mortgage-backed securities of a single issuer, other than U.S. Government and agency securities, which had an aggregate book value in excess of 10% of the Company's capital at that date.

The following presents the activity in the investment securities and mortgage-backed securities portfolios for the periods indicated.

	For the Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Mortgage-backed and asset-backed securities (1):			
Mortgage-backed and asset-backed securities, beginning of year	$ 114,039	$ 59,159	$ 57,898
Purchases:			
Asset-backed securities - available for sale	-	25,136	-
Mortgage-backed securities - held to maturity	-	-	6,876
Mortgage-backed securities - available for sale	17,403	57,220	7,278
Sales:			
Mortgage-backed securities - available for sale	-	(14,256)	-
Collateralized mortgage obligations - available for sale	(75,033)	-	-
Asset-backed securities - available for sale	(2,149)	(5,418)	-
Repayments and prepayments	(91,129)	(10,713)	(13,249)
Asset-backed securities called prior to maturity	(3,014)	-	-
Mortgage-backed and asset-backed securities acquired from First Federal	472,923	-	-
Increase (decrease) in net premium	(1,408)	132	13
Change in unrealized net gain on securities available for sale	1,927	2,779	(564)
Net increase in mortgage-backed and asset-backed securities	319,520	54,880	354
Mortgage-backed and asset-backed securities, end of year	433,559	114,039	58,252
Investment securities (1):			
Investment securities, beginning of year	194,042	168,755	161,788
Purchases:			
Investment securities - available for sale	88,197	127,592	49,875
Sales:			
Investment securities - available for sale	(67,387)	(72,566)	(18,530)
Maturities and calls:			
Investment securities - held to maturity	-	-	(3,535)
Investment securities - available for sale	(24,468)	(31,774)	(21,778)
Other than temporary impairment of investment securities	(4,076)	-	-
Investment securities acquired from First Federal	139,570	-	-
(Decrease) increase in net premium	304	615	(1,031)
Change in unrealized net gain on securities available for sale	(1,207)	1,420	1,811
Net increase in investment securities	130,933	25,287	6,812
Investment securities, end of year	324,975	194,042	168,600
Total mortgage-backed, asset-backed and investment securities, end of year	$ 758,534	$ 308,081	$ 226,852

(1) Available for sale securities are presented at market value and held to maturity securities are presented at amortized cost. For purposes of this schedule, collateralized mortgage obligations are included in mortgage-backed securities.

The following table presents certain information regarding the carrying value, weighted average coupon yields and maturities of the Company's debt securities at December 31, 2001.

	At December 31, 2001									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(dollars in thousands)									
Available for sale securities:										
U.S. Government and agency obligations	$19,344	6.40%	$ 85,292	5.68%	$ 66,082	4.29%	$ 13,095	5.92%	$183,813	5.27%
Municipal obligations	-	-	-	-	-	-	23,194	5.65	23,194	5.65
Corporate securities	8,747	6.82	32,592	6.28	9,294	6.92	4,787	6.22	55,420	6.47
Mortgage-backed securities	-	-	1,083	6.11	6,316	7.31	142,351	7.56	149,750	7.54
Collateralized mortgage obligations	-	-	548	6.50	102,962	6.36	155,091	6.81	258,601	6.63
Asset-backed securities	-	-	22,203	7.03	2,121	6.66	884	7.16	25,208	7.00
Total debt securities at fair value	$28,091	6.53%	$141,718	6.04%	$186,775	5.69%	$339,402	7.00%	$695,986	6.44%

Cash Surrender Value of Life Insurance. In 2001, the Bank purchased $20.00 million of Bank Owned Life Insurance ("BOLI"). The Bank purchased these policies for the purpose of protecting itself against the cost/loss due to the death of key employees and to offset the Bank's future obligations to its employees under various retirement and benefit plans. On August 31, 2001, the Bank acquired $20.36 million of BOLI as a result of the acquisition of First Federal. The total value of BOLI at December 31, 2001 was $41.39 million. The Bank recorded income from BOLI of $1.03 million in 2001.

Deposit Activities and Other Sources of Funds

General. Deposits are the major external source of funds for the Bank's lending and other investment activities. In addition, the Bank also generates funds internally from loan principal repayments and prepayments and maturing investment securities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. The Bank may use borrowings from the Federal Home Loan Bank of Boston to compensate for reductions in the availability of funds from other sources.

Deposit Accounts. Substantially all of the Bank's depositors reside in Connecticut. The Bank offers a wide variety of deposit accounts with a range of interest rates and terms. The Bank's deposit accounts consist of interest-bearing checking, noninterest-bearing checking, regular savings, money market savings and certificates of deposit. The maturities of the Bank's certificate of deposit accounts range from seven days to five years. In addition, the Bank offers retirement accounts, including IRAs and Keogh accounts and simplified employee pension plan accounts. The Bank also offers commercial business products to small businesses operating within its primary market area. Deposit account terms vary with the principal differences being the minimum balance deposit, early withdrawal penalties, limits on the number of transactions and the interest rate. The Bank reviews its deposit mix and pricing on a weekly basis.

The Bank believes it offers competitive interest rates on its deposit products. The Bank determines the rates paid based on a number of factors, including rates paid by competitors, the Bank's need for funds and cost of funds, borrowing costs and movements of market interest rates. While certificate accounts in excess of $100,000 are accepted by the Bank, and may receive preferential rates, the Bank does not actively seek such deposits as they are more difficult to retain than core deposits. The Bank does not utilize brokers to obtain deposits and at December 31, 2001, had no brokered deposits.

In the unlikely event the Bank is liquidated since its Conversion, depositors will be entitled to full payment of their deposit accounts before any payment is made to the Company as the sole stockholder of the Bank.

The following table presents the deposit activity of the Bank for the periods indicated.

	For the Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Beginning balance	$ 933,370	$ 906,591	$ 855,117
Increase (decrease) before interest credited	620,980	(6,329)	20,565
Interest credited	36,588	33,108	30,909
Net increase	657,568	26,779	51,474
Ending balance	$ 1,590,938	$ 933,370	$ 906,591

At December 31, 2001, the Bank had $93.41 million in certificate of deposit accounts in amounts of $100,000 or more maturing as follows:

Maturity Period	Amount	Weighted Average Rate
	(in thousands)	
Three months or less	$ 14,837	4.37%
Over 3 months through 6 months	23,293	4.12
Over 6 months through 12 months	24,903	4.39
Over 12 months	30,377	5.48
Total	$ 93,410	4.68%

The following table presents information concerning average balances and weighted average interest rates for the periods indicated.

	For the Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate	Average Balance	Percent of Total Average Deposits	Weighted Average Rate
	(dollars in thousands)								
Savings accounts	$ 268,162	23.2%	1.80%	$223,700	24.8%	2.28%	$226,477	26.0%	2.26%
Money market accounts	113,883	9.9	3.15	73,576	8.1	4.24	51,088	5.8	3.52
NOW accounts	150,693	13.0	0.70	115,819	12.8	1.19	105,916	12.1	1.42
Certificates of deposits	542,888	47.0	4.99	432,624	47.9	5.47	444,550	51.0	5.06
Demand deposits	80,142	6.9	0.00	57,871	6.4	0.00	44,358	5.1	0.00
Total	$1,155,768	100.0%	3.15%	$903,590	100.0%	3.68%	$872,389	100.0%	3.54%

Certificates of Deposit by Rates and Maturities. The following table presents by various rate categories, the amount of certificate accounts outstanding at the dates indicated and the periods to maturity of the certificate accounts outstanding at December 31, 2001.

	Period Maturity from December 31, 2001				Total at December 31,		
	Less than One Year	One to Two Years	Two to Three Years	Over Three Years	2001	2000	1999
	(in thousands)						
0.00-2.00%	$ 8,554	$ 15	$ -	$ -	$ 8,569	$ 42	$ 18
2.01-4.00%	218,334	21,354	2,103	14	241,805	1,375	2,329
4.01-5.00%	130,530	38,755	12,560	17,545	199,390	88,585	207,163
5.01-6.00%	55,599	54,065	8,571	24,155	142,390	99,525	195,403
6.01-7.00%	90,087	11,852	8,595	34,257	144,791	250,312	39,129
7.01-8.00%	-	-	-	6	6	-	6,305
Total	$503,104	$126,041	$ 31,829	$ 75,977	$736,951	$439,839	$450,347

Borrowings. The Bank may use advances from the Federal Home Loan Bank of Boston to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The Federal Home Loan Bank of Boston functions as a central reserve bank providing credit for savings banks and certain other member financial institutions. As a member of the Federal Home Loan Bank of Boston, the Bank is required to own capital stock in the Federal Home Loan Bank of Boston and is authorized to apply for advances on the security of the capital stock and certain of its mortgage loans and other assets, principally securities that are obligations of, or guaranteed by, the U.S. Government or its agencies, provided certain creditworthiness standards have been met. Advances are made under several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. At December 31, 2001, the Bank had the ability to borrow a total of approximately $603.17 million from the Federal Home Loan Bank of Boston. Of the total maximum borrowing capacity, the Bank had $457.03 million outstanding as of December 31, 2001. In accordance with generally accepted accounting principles, the Bank recorded the FHLB advances acquired from First Federal at the-then market value on the date of acquisition. The bank recorded an adjustment of $9.47 million to record the advances at market value. The Bank is amortizing this premium on a level yield basis over the remaining lives of the advances. The remaining amount of the premium at December 31, 2001 was $8.32 million.

Federal banking laws and regulations prohibit a bank from paying interest on commercial checking accounts. However, the Bank offers to its commercial customers a transactional repurchase agreement, a form of non-deposit borrowing by the Bank, that is designed as a mechanism to offer business customers the functional equivalent of a commercial checking account that pays interest. This account, overseen by an outside agent, is not a FDIC-insured deposit account, but is backed by a security interest in U.S. Government and agency securities at a ratio of 1.10 to 1.00 or higher. At December 31, 2001, the Bank had such accounts with balances aggregating $116.48 million backed by a security interest of $190.31 million, or a ratio of 1.63 to 1.00.

The following table presents certain information regarding the Bank's FHLB advances and short-term borrowed funds at the dates or for the periods indicated.

	At or For the Year Ended December 31,		
	2001	2000	1999
	(dollars in thousands)		
Average balance outstanding:			
Federal Home Loan Bank advances	$ 235,440	$ 105,692	$ 58,761
Short-term borrowed funds	110,823	110,520	89,133
Maximum amount outstanding at any month-end during the period:			
Federal Home Loan Bank advances	457,033	124,000	95,962
Short-term borrowed funds	125,866	119,821	104,575
Balance outstanding at end of period:			
Federal Home Loan Bank advances	457,033	100,000	84,000
Short-term borrowed funds	117,180	106,493	95,814
Weighted average interest rate during the period:			
Federal Home Loan Bank advances	5.20%	6.39%	6.09%
Short-term borrowed funds	2.60	3.31	3.06
Weighted average interest rate at end of period:			
Federal Home Loan Bank advances	5.01	6.15	6.03
Short-term borrowed funds	1.77	3.20	3.12

Subsidiary Activities

The following are descriptions of the Bank's wholly owned subsidiaries, which are indirectly owned by the Company.

SBM, Ltd. SBM, Ltd., a Connecticut corporation, was organized in February 1983 for the purpose of acquiring and holding real estate acquired by the Bank. In 1990, the purpose changed to acquire, hold and dispose of real estate acquired through foreclosure. At December 31, 2001, SBM, Ltd. held no properties and had no assets.

923 Main, Inc. 923 Main, a Connecticut corporation, was incorporated in December, 1994 for the purpose of maintaining an ownership interest in a third party registered broker-dealer, Infinex Financial Group (Infinex). Infinex maintains an office at the Bank and offers to customers a complete range of nondeposit investment products, including mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities. The Bank receives a portion of the commissions generated by Infinex from sales to customers. For the years ended December 31, 2001 and 2000, the Bank received fees of $1.15 million and $1.38 million, respectively, through its relationship with Infinex.

Savings Bank of Manchester Mortgage Company, Inc. SBM Mortgage, a Connecticut corporation, was established in January 1999 to service and hold loans secured by real property. SBM Mortgage was established and is managed to qualify as a "passive investment company " for Connecticut income tax purposes. Income earned by a qualifying passive investment company is exempt from Connecticut income tax. Accordingly, no state income taxes were provided since December 31, 1998. However, proposed legislation would eliminate the exemption as of January 1, 2002. If the legislation were enacted, the Company would be subject to state income taxes in Connecticut.

SBM Charitable Foundation, Inc.

During 2000, the Bank funded and formed SBM Charitable Foundation, Inc. (the "New Foundation"), a not-for-profit organization in connection with the conversion. This foundation, which is not a subsidiary of the Bank, provides grants to individuals and not-for-profit organizations within the communities that the Bank serves. The New Foundation was funded with a contribution of 832,000 common shares, with a cost basis and fair market value of $8.32 million at the date of contribution and transfer, or an amount equal to 8% of the common stock sold in the conversion. In 1998, the Bank contributed marketable equity securities with a cost basis and fair market value of $700,000 and $3.0 million, respectively, at the date of contribution and transfer to the Savings Bank of Manchester Foundation, Inc. (the "Old Foundation"), also a not-for-profit organization. In 2001, the Old Foundation was merged into the New Foundation, with the New Foundation being the surviving entity. At December 31, 2001, the New Foundation had assets of approximately $24.37 million, consisting primarily of the Company stock. The New Foundation's Board of Trustees consists of current directors, officers and employees of the Company. The Company intends to maintain the New Foundation, but does not expect to make any further contributions to the New Foundation in the future.

REGULATION AND SUPERVISION

General

As a savings bank chartered by the State of Connecticut, the Bank is extensively regulated under state law by the Connecticut Banking Commissioner ("Commissioner") with respect to many aspects of its banking activities. In addition, as a bank whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Bank Insurance Fund ("BIF"), the Bank must pay deposit insurance assessments and is examined and supervised by the FDIC. These laws and regulations have been established primarily for the protection of depositors, customers and borrowers of the Bank, not its stockholders.

The Company is also required to file reports with, and otherwise comply with the rules and regulations of, the Office of Thrift Supervision ("OTS"), the Commissioner, and the Securities and Exchange Commission ("SEC") under the federal securities laws. The following discussion of the laws and regulations material to the operations of the Company and the Bank is a summary and is qualified in its entirety by reference to such laws and regulations.

The Bank and the Company, as a savings and loan holding company, are extensively regulated and supervised. Regulations, which affect the Bank on a daily basis, may be changed at any time and the interpretation of the relevant law and regulations also may change because of new interpretations by the authorities who interpret those laws and regulations. Any change in the regulatory structure or the applicable statutes or regulations, whether by the Commissioner, the State of Connecticut, the OTS, the FDIC or the U.S. Congress, could have a material impact on the Company and the Bank.

Connecticut Banking Laws and Supervision

The Commissioner regulates the Bank's internal organization as well as its deposit, lending and investment activities. The approval of the Commissioner is required for, among other things, the establishment of branch offices and business combination transactions. The Commissioner conducts periodic examinations of the Bank. The FDIC also regulates many of the areas regulated by the Commissioner, and federal law may limit some of the authority provided to the Bank by Connecticut law.

Lending Activities. Connecticut banking laws grant banks broad lending authority. With certain limited exceptions, however, total secured and unsecured loans made to any one obligor under this statutory authority may not exceed 10% and 15%, respectively, of the Bank's equity capital and reserves for loan and lease losses.

A savings bank may pay cash dividends out of its net profits. For purposes of this restriction, "net profits" represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by a savings bank in any calendar year may not exceed the sum of the Bank's net profits for the year in question combined with its retained net profits from the preceding two calendar years. Additionally, earnings appropriated to reserves for loan losses and deducted for federal income tax purposes are not available for cash dividends without the payment of taxes at then-current income tax rates on the amount used. Federal law also prevents an institution from paying dividends or making other capital distributions that, if by doing so, would cause it to become "undercapitalized." The FDIC may limit a savings bank's ability to pay dividends. No dividends may be paid to the Bank's stockholders if such dividends would reduce stockholders' equity below the amount of the liquidation account required by the Connecticut conversion regulations.

Branching Activities. Any Connecticut-chartered bank meeting certain statutory requirements may, with the Commissioner's approval, establish and operate branches in any town or towns within the state and establish mobile branches.

Investment Activities. Connecticut law requires the board of directors of each Connecticut bank to adopt annually an investment policy to govern the types of investments the bank makes, and to periodically review a bank's adherence to its investment policy. The investment policy must establish standards for the making of prudent investments and procedures for divesting investments no longer deemed consistent with a bank's investment policy. In recent years, Connecticut law has expanded bank investment activities.

Connecticut banks may invest in debt securities and debt mutual funds without regard to any other liability to the Connecticut bank of the maker or issuer of the debt securities and debt mutual funds, if the debt securities and debt mutual funds are rated in the three highest rating categories or otherwise deemed to be a prudent investment, and so long as the total amount of debt securities and debt mutual funds of any one issuer will not exceed 25% of the Bank's total equity capital and reserves for loan and lease losses and the total amount of all its investments in debt securities and debt mutual funds will not exceed 25% of its assets. In addition, a Connecticut bank may invest in certain government and agency obligations according to the same standards as debt securities and debt mutual funds except without any percentage limitation.

Similarly, Connecticut banks may invest in equity securities and equity mutual funds without regard to any other liability to the Connecticut bank of the issuer of equity securities and equity mutual funds, so long as the total amount of equity securities and equity mutual funds of any one issuer does not exceed 25% of the bank's total equity capital and reserves for loan and lease losses and the total amount of the bank's investment in all equity securities and equity mutual funds does not exceed 25% of its assets.

Powers. In recent years, Connecticut law has expanded bank's powers. Connecticut law permits Connecticut banks to sell insurance and fixed- and variable-rate annuities if licensed to do so by the Connecticut Insurance Commissioner. Connecticut law authorizes a new form of Connecticut bank known as an uninsured bank. An uninsured bank has the same powers as insured banks except that it does not accept retail deposits and is not required to insure deposits with the FDIC. With the prior approval of the Commissioner, Connecticut banks are also authorized to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the Bank Holding Company Act ("BHCA") or the Home Owners' Loan Act ("HOLA"), both federal statutes, or the regulations promulgated as a result of these statutes. Connecticut banks are also authorized to engage in any activity permitted for a national bank or a federal savings association upon filing notice with the Commissioner unless the Commissioner disapproves the activity.

Assessments. Connecticut banks may be required to pay annual assessments to the Connecticut Department of Banking to fund the Department's operations. The general assessments are paid pro-rata based upon a bank's asset size. The assessments paid by the Bank for the fiscal years ended December 31, 2001 and 2000 were $14,000 and $0, respectively.

Enforcement. Under Connecticut law, the Commissioner has extensive enforcement authority over Connecticut banks and, under certain circumstances, affiliated parties, insiders, and agents. The Commissioner's enforcement authority includes cease and desist orders, fines, receivership, conservatorship, removal of officers and directors, emergency closures, dissolution and liquidation.

Federal Regulations

Capital Requirements. Under FDIC regulations, federally insured state-chartered banks that are not members of the Federal Reserve System ("state non-member banks"), such as the Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be, in general, a strong banking organization, rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships). Recent regulatory amendments also require the deduction from Tier 1 capital of a percentage of the carrying value of nonfinancial equity investments acquired by a bank after March 13, 2000.

The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as the Bank's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the FDIC's risk-weighting system, cash and securities backed by the full faith and credit of the U.S. government are given a 0% risk weight, loans secured by one- to four-family residential properties generally have a 50% risk weight, and commercial loans have a risk weighting of 100%.

State non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital.

The Federal Deposit Insurance Corporation Improvement Act (the "FDICIA") required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy.

As a savings and loan holding company regulated by the OTS, the Company is not, under current law, subject to any separate regulatory capital requirements.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate risk exposure, asset growth, asset quality, earnings and compensation, and fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities

Since the enactment of the FDICIA, all state-chartered FDIC insured banks, including savings banks, have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The FDICIA and the FDIC permit exceptions to these limitations. For example, state chartered banks, such as the Bank, may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the NASDAQ National Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. In addition, the FDIC is authorized to permit such institutions to engage in state authorized activities or investments that do not meet this standard (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the BIF. The FDIC has adopted revisions to its regulations governing the procedures for institutions seeking approval to engage in such activities or investments. All non-subsidiary equity investments, unless otherwise authorized or approved by the FDIC, must have been divested by December 19, 1996, under a FDIC-approved divestiture plan, unless such investments were grandfathered by the FDIC. The Bank received grandfathered authority from the FDIC in March 1993 to invest in listed stocks and/or registered shares. However, the maximum permissible investment is 100% of Tier 1 capital, as specified by the FDIC's regulations, or the maximum amount permitted by Connecticut law, whichever is less. Such grandfathered authority may be terminated upon the FDIC's determination that such investments pose a safety and soundness risk to the Bank or if the Bank converts its charter or undergoes a change in control. As of December 31, 2001, the Bank had $61.56 million of securities which were held under such grandfathering authority. The Gramm-Leach-Bliley Act of 1999 (the "GLB Act") specifies that a nonmember bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary" if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Interstate Branching

Beginning June 1, 1997, the Interstate Banking Act (the "IBA") permitted the responsible federal banking agencies to approve merger transactions between banks located in different states, regardless of whether the merger would be prohibited under the law of the two states. The IBA also permitted a state to "opt in" to the provisions of the IBA before June 1, 1997, and permitted a state to "opt out" of the provisions of the IBA by adopting appropriate legislation before that date. In 1995, Connecticut affirmatively "opted-in " to the provisions of the IBA. Accordingly, beginning June 1, 1997, the IBA permitted a bank, such as the Bank, to acquire branches in a state other than Connecticut unless the other state had opted out of the IBA. The IBA also authorizes *de novo* branching into another state if the host state enacts a law expressly permitting out of state banks to establish such branches within its borders.

Prompt Corrective Regulatory Action

Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio of 4% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. As of December 31, 2001, the Bank was a "well capitalized" institution.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transactions with Affiliates

Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act (the "FRA"). In a holding company context, at a minimum, the parent holding company of a savings bank and any companies which are controlled by such parent holding company are affiliates of the savings bank. Generally, Section 23A limits the extent to which the savings bank or its subsidiaries may engage in "covered transactions" with any one affiliate to 10% of such savings bank's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to 20% of capital stock and surplus. The term "covered transaction" includes, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings bank or its subsidiary as similar transactions with nonaffiliates.

Further, Section 22(h) of the FRA restricts an institution with respect to loans to directors, executive officers, and principal stockholders ("insiders"). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, under Section 22(h), loans to directors, executive officers and principal shareholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the Bank's employees and does not give preference to the insider over the employees. Section 22(g) of the FRA places additional limitations on loans to executive officers.

Enforcement

The FDIC has extensive enforcement authority over insured savings banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The FDIC has authority under Federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Insurance of Deposit Accounts

The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution's financial condition consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for insurance fund deposits currently range from 0 basis points for the strongest institution to 27 basis points for the weakest. BIF members are also required to assist in the repayment of bonds issued by the Financing Corporation in the late 1980's to recapitalize the Federal Savings and Loan Insurance Corporation. For 2001, the total FDIC assessment was $208,000. The FDIC is authorized to raise the assessment rates. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of the Bank.

The FDIC may terminate insurance of deposits if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Federal Reserve System

The FRB regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The FRB regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $41.3 million or less (which may be adjusted by the FRB) the reserve requirement is 3%; and for accounts greater than $41.3 million, the reserve requirement is $1.24 million plus 10% (which may be adjusted by the FRB between 8% and 14%) against that portion of total transaction accounts in excess of $41.3 million. The first $5.7 million of otherwise reservable balances (which may be adjusted by the FRB) are exempted from the reserve requirements. The Bank is in compliance with these requirements.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The FHLB provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB of Boston, is required to acquire and hold shares of capital stock in the FHLB of Boston in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB of Boston, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB of Boston stock at December 31, 2001 of $30.78 million. At December 31, 2001, the Bank had $457.03 million in FHLB of Boston advances.

The Federal Home Loan Banks are required to provide funds for certain purposes including the resolution of insolvent thrifts in the late 1980s and to contributing funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future FHLB of Boston advances increased, the Bank's net interest income would likely also be reduced. Recent legislation has changed the structure of the Federal Home Loan Banks' funding obligations for insolvent thrifts, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership for Federal Home Loan Banks. For the years ended December 31, 2001 and 2000, cash dividends from the FHLB of Boston to the Bank amounted to approximately $824,000 and $460,000, respectively. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks also will not cause a decrease in the value of the FHLB stock held by the Bank.

Holding Company Regulation

Federal law allows a state savings bank that qualifies as a "Qualified Thrift Lender," discussed below, to elect to be treated as a savings association for purposes of the savings and loan holding company provisions of the HOLA. Such election allows its holding company to be regulated as a savings and loan holding company by the OTS rather than as a bank holding company by the FRB. The Bank has made such election, and the Company is a nondiversified savings and loan holding company within the meaning of the HOLA. The Company is registered with the OTS and has adhered to the OTS's regulations and reporting requirements. In addition, the OTS may examine and supervise the Company, and the OTS has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. Additionally, the Bank is required to notify the OTS at least 30 days before declaring any dividend to the Company. By regulation, the OTS may restrict or prohibit the Bank from paying dividends.

The Company is a unitary savings and loan holding company under federal law because the Bank is its only insured subsidiary. Formerly, a unitary savings and loan holding company was not restricted as to the types of business activities in which it could engage, provided that its subsidiary savings association continued to be a qualified thrift lender. The GLB Act, however, restricts unitary savings and loan holding companies not existing or applied for before May 4, 1999 to activities permissible for a financial holding company as defined under the legislation, including insurance and securities activities, and those permitted for a multiple savings and loan holding company as described below. The Company is subject to these activities restrictions. Upon any non-supervisory acquisition by the Company of another savings association as a separate subsidiary, the Company would become a multiple savings and loan holding company. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the BHCA, provided the prior approval of the OTS is obtained, to activities permitted for financial holding companies and to other activities authorized by OTS regulation. Multiple savings and loan holding companies are generally prohibited from acquiring or retaining more than 5% of a non-subsidiary company engaged in activities other than those permitted by the HOLA.

The HOLA prohibits a savings and loan holding company from, directly or indirectly, acquiring more than 5% of the voting stock of another savings association or savings and loan holding company or from acquiring such an institution or company by merger, consolidation or purchase of its assets, without prior written approval of the OTS. In evaluating applications by holding companies to acquire savings associations, the OTS considers the financial and managerial resources and future prospects of the Company and the institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (1) interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.

To be regulated as a savings and loan holding company by the OTS (rather than as a bank holding company by the FRB), the Bank must qualify as a Qualified Thrift Lender ("QTL"). To qualify as a QTL, the Bank must maintain compliance with the test for a "domestic building and loan association," as defined in the Internal Revenue Code, or with a QTL Test. Under the QTL Test, a savings institution is required to maintain at least 65% of its "portfolio assets" (total assets less: (1) specified liquid assets up to 20% of total assets; (2) intangibles, including goodwill; and (3) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least 9 months out of each 12 month period. As of December 31, 2001 the Bank maintained in excess of 74% of its portfolio assets in qualified thrift investments. The Bank also met the QTL test in each of the last 12 months and, therefore, met the QTL Test.

Acquisition of the Company. Under the Federal Change in Bank Control Act (the "CIBCA"), a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire 10% or more of the Company's outstanding voting stock, unless the OTS has found that the acquisition will not result in a change of control of the Company. Under the CIBCA, the OTS has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Connecticut Holding Company Regulations. Under Connecticut banking law, no person may acquire beneficial ownership of more than 10% of any class of voting securities of a Connecticut-chartered bank, or any holding company of such a bank, without prior notification of, and lack of disapproval by, the Commissioner. Similar restrictions apply to any person who holds in excess of 10% of any such class and desires to increase its holdings to 25% or more of such class. The Commissioner will evaluate the effect of the acquisition on the financial condition of the bank or bank holding company. The Commissioner will also disapprove the acquisition if the bank or holding company to be acquired has been in existence for less than five years, unless the Commissioner waives this requirement, or if the acquisition would result in the acquirer controlling 30% or more of the total amount of deposits in insured depository institutions in Connecticut.

Federal Securities Laws

Upon the completion of the Conversion in March 2000, the Company's common stock became registered with the SEC under the Exchange Act. The Company now observes the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

The registration under the Securities Act of shares of the common stock issued in the Conversion did not cover the resale of such shares. Shares of the common stock purchased by persons who are not affiliates of the Company may be resold without registration. The resale restrictions of Rule 144 under the Securities Act govern shares purchased by an affiliate of the Company. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (1) 1% of the outstanding shares of the Company or (2) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under specific circumstances.

FEDERAL AND STATE TAXATION OF INCOME

Federal Income Taxation

General. The Company and the Bank report their income on a calendar year basis using the accrual method of accounting. The federal income tax laws apply to the Company and the Bank in the same manner as to other corporations with some exceptions, including particularly the Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank or the Company. The Bank's federal income tax returns have been either audited or closed under the statute of limitations through tax year 1997. For its 2001 tax year, the Bank's maximum federal income tax rate was 35%.

Bad Debt Reserves. For fiscal years beginning before December 31, 1995, thrift institutions which qualified under certain definitional tests and other conditions of the Internal Revenue Code of 1986, as amended, were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method.

Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $18.90 million of the Bank's accumulated bad debt reserves would not be recaptured into taxable income unless the Bank makes a "non-dividend distribution" to the Company as described below.

Distributions. If the Bank makes "non-dividend distributions" to the Company, they will be considered to have been made from the Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from the Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in the Bank's taxable income. Non-dividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the Bank's current or accumulated earnings and profits will not be so included in the Bank's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if the Bank makes a non-dividend distribution to the Company, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 35% federal corporate income tax rate. The Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

Connecticut Taxation

The Company and its subsidiaries are subject to the Connecticut corporation business tax. The Company and its subsidiaries are eligible to file a combined Connecticut corporation business tax return and will pay the regular corporation business tax (income tax).

The Connecticut corporation business tax is based on the federal taxable income before net operating loss and special deductions of the Company and its subsidiaries and makes certain modifications to federal taxable income to arrive at Connecticut taxable income. Connecticut taxable income is multiplied by the state tax rate (7.5% for 2000 and thereafter) to arrive at Connecticut income tax.

In May 1998, the State of Connecticut enacted legislation permitting the formation of passive investment company subsidiaries by financial institutions. This legislation exempts qualifying passive investment companies from the Connecticut corporation business tax and excludes dividends paid from a passive investment company from the taxable income of the parent financial institution. The Bank established a passive investment company in January 1999 and eliminated the state income tax expense of the Company effective December 31, 1998 through December 31, 2001. However, proposed legislation would eliminate the exemption as of January 1, 2002. If the legislation were enacted, the Company would be subject to state income taxes in Connecticut.

Item 2. Properties.

Properties

The Company and the Bank currently conduct their business through their main office located in Manchester, Connecticut, and 27 other full-service banking offices. The Company and the Bank believe that their facilities are adequate to meet their present and immediately foreseeable needs. (dollars in thousands)

Location	Leased, Licensed or Owned	Original Year Leased or Acquired	Date of Lease/ License Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2001
Main Branch and Executive Office: 923 Main Street Manchester, CT 06040	Owned	1932	—	$ 1,924
Branch Offices: 285 East Center Street Manchester, CT 06040	Leased	1956	2016	$ 213
220 North Main Street Manchester, CT 06040	Leased	1970	2005	$ 81
344 West Middle Turnpike Manchester, CT 06040	Owned	2001 (2)	—	$ 438
214 Spencer Street Manchester, CT 06040	Leased	2001 (2)	2015	$ 185
1065 Main Street East Hartford, CT 06108	Leased	2001 (2)	2010	$ 51
950 Silver Lane East Hartford, CT 06108	Leased	2001 (2)	2011	$ 424
955 Sullivan Avenue South Windsor, CT 06074	(1)	1965	2010	$ 517
481 Buckland Road South Windsor, CT 06074	Leased	2001 (2)	2003	$ -

Location	Leased, Licensed or Owned	Original Year Leased or Acquired	Date of Lease/ License Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2001
Eastford Center, County Road Eastford, CT 06242	Leased	1985	2004	$ -
122A Prospect Hill Road East Windsor, CT 06088	Leased	1985	2004	$ -
6 Storrs Road Mansfield, CT 06250	Leased	1986	2015	$ 78
200 Merrow Road Tolland, CT 06084	Leased	1989	2004	$ 43
1320 Manchester Road Glastonbury, CT 06033	(1)	1987	2007	$ 247
2510 Main Street Glastonbury, CT 06033	Owned	2001 (2)	—	$ 1,271
902 Main Street South Glastonbury, CT 06073	Leased	2001 (2)	2005	$ 35
435 Hartford Turnpike Vernon, CT 06066	Leased	1988	2003	$ 58
35 Talcottville Road Vernon, CT 06066	Leased	2001 (2)	2002	$ 2
1078 N. Main Street Dayville (Killingly), CT 06241	Leased	1990	2010	$ -
Route 66 Columbia, CT 06237	Owned	1991	—	$ 227
1671 Boston Turnpike Coventry, CT 06238	Leased	1993	2013	$ 68

Location	Leased, Licensed or Owned	Original Year Leased or Acquired	Date of Lease/ License Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2001
Route 31 & Stonehouse Road Coventry, CT 06238	Leased	2001 (2)	2007	$ -
596 Middle Turnpike Storrs, CT 06268	Owned	1995	—	$ 755
49 Hazard Avenue Enfield, CT 06082	Leased	1995	2007	$ 76
2133 Poquonock Avenue Windsor, CT 06095	Leased	1996	2006	$ 149
38 Wells Road Wethersfield, CT 06109	Leased	1996	2008	$ 104
55 South Main Street West Hartford, CT 06107	Leased	1997	2016	$ 201
175 West Road Ellington, CT 06029	Leased	2001 (2)	2003	$ 3
Drive/Walk in facility: Annex - Maple Street Manchester, CT 06040	Owned	2001 (2)	—	$ 14
ATM Facilities:				
Rt.6 Andover, CT 06232	Leased	1974	2004	$ -
Junction 44 & 74 Ashford, CT 06278	Leased	1976	2002	$ -

Location	Leased, Licensed or Owned	Original Year Leased or Acquired	Date of Lease/ License Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2001
Rt. 44A, 663 Boston Turnpike Bolton, CT 06043	Leased	1968	2002	$ -
700 Burnside Ave. East Hartford, CT 06108	Leased	1966	2002	$ -
477 Connecticut Boulevard East Hartford, CT 06108	Leased	1996	2002	$ -
1 Main Street East Hartford, CT 06118	Leased	1975	2010	$ -
60 Bidwell Street Manchester, CT 06040	Licensed(4)	1990	(4)	$ -
Buckland Hills Mall Manchester, CT 06040	Leased	1992	2004	$ -
469 Hartford Rd Manchester, CT 06040	Leased	1970	2002	$ -
71 Haynes Street Manchester, CT 06040	Licensed(4)	1989	(4)	$ -
317 Highland Street Manchester, CT 06040	Leased	2001 (2)	2002	$ -
241 West Middle Turnpike Manchester, CT 06040	(1)	1983	2023	$ 150
62 Buckland Street Manchester, CT 06040	Leased	1990	2009	$ -

Location	Leased, Licensed or Owned	Original Year Leased or Acquired	Date of Lease/ License Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2001	
23 Main Street Manchester, CT 06040	Owned	2001 (2)	—	$	176
31 Union Street Rockville, CT 06066	Licensed(4)	1995	(4)	$	-
95 South Turnpike Road Wallingford, CT 06492	Leased	2001	2002	$	-
Administrative Offices:					
469 Hartford Road Manchester, CT 06040	Leased	1970	2002	$	10
50-56 Cottage Street Manchester, CT 06040	Owned	1986	—	$	-
881 Main Street Manchester, CT 06040	Leased	1984	2002	$	-
935 Main Street Manchester, CT 06040	Owned	(3)	—	$	2,807
935 Main Street Units B102 & B102A Manchester, CT 06040	Leased	1997	2006	$	82
945 Main Street Unit 102A Manchester, CT 06040	Leased	1999	2002	$	-
945 Main Street Unit 305 Manchester, CT 06040	Owned	1997	—	$	129

Location	Leased, Licensed or Owned	Original Year Leased or Acquired	Date of Lease/ License Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2001
945 Main Street Unit 309 Manchester, CT 06040	Owned	1998	—	$ 91
903 Main Street Manchester, CT 06040	Owned	2001	—	$ 499
35-43 Oak Street Manchester, CT 06040	Owned	1995	—	$ 704
1007-1011 Main Street Manchester, CT 06040	Owned	2001 (2)	—	$ 573
12 Howard Street East Hartford, CT 06108	Owned	2001 (2)	—	$ 49
16-34 Orchard Street East Hartford, CT 06108	Owned	2001 (2)	—	$ 156
1125-1137 Main Street East Hartford, CT 06108	Owned	2001 (2)	—	$ 563
681 Main Street Plantsville, CT 06479	Leased	1997	(4)	$ -
				$ 13,153

(1) The Bank owns the building and leases the land and only owns the building as long as the lease is in effect.

(2) The Bank acquired these properties on August 31, 2001 from First Federal.

(3) The Bank owns seventeen commercial condominiums, which were all acquired at various times between 1990 and 2000.

(4) The Bank maintains a license to possess the property. Generally, the holder of a license has less property rights than the possessor of a leasehold interest. The license has no expiration date.

Item 3. Legal Proceedings.

Periodically, there have been various claims and lawsuits involving the Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. The Company is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters.

The Company's Common Stock has been traded on the NASDAQ National Market under the symbol "SBMC" since the Company's initial public offering closed on March 1, 2000 and the Common Stock began trading on March 2, 2000. The initial offering price was $10.00 per share. The following table sets forth the high and low last sale prices of the Common Stock from March 2, 2000 to December 31, 2001, as reported by NASDAQ and any dividends that the Company paid in the respective period.

Quarter ended	Cash Dividend Paid	High	Low
March 31, 2000	$ 0.00	$ 10.81	$ 9.81
June 30, 2000	0.00	14.69	10.75
September 30, 2000	0.00	18.94	15.00
December 31, 2000	0.00	18.94	16.50
March 31, 2001	$ 0.00	$ 21.00	$ 17.88
June 30, 2001	0.09	26.18	19.88
September 30, 2001	0.09	26.52	20.45
December 31, 2001	0.11	26.70	22.09

As of December 31, 2001 the Company had approximately 5,016 stockholders of record.

Declarations of dividends by the Board of Directors, if any, will depend upon a number of factors, investment opportunities available to the Company, capital requirements, regulatory limitations, the Company's financial condition and results of operations, tax considerations and general economic conditions. No assurances can be given, however, that any dividends will continue to be paid.

The Company's ability to declare dividends is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year.

Item 6. Selected Financial Data.

The Company has derived the following selected consolidated financial and other data in part from the consolidated financial statements and notes appearing elsewhere in this Form 10-K.

	At December 31,				
	2001	2000	1999	1998	1997
	(in thousands)				
Selected Consolidated Financial Data:					
Total assets	$2,446,424	$1,403,311	$1,227,798	$1,108,287	$1,033,086
Cash and cash equivalents	122,624	64,797	26,678	45,048	14,660
Loans, net	1,421,143	995,764	938,340	806,787	798,292
Securities held to maturity:					
Mortgage-backed securities	-	-	25,474	22,742	14,409
Other investment securities	-	-	20,586	29,855	35,874
Total securities held to maturity	-	-	46,060	52,597	50,283
Securities available for sale:					
Mortgage-backed securities	149,750	80,223	16,204	12,859	17,985
Collateralized mortgage obligations	258,601	-	-	-	-
U.S. Government and agency obligations	183,813	85,254	81,328	71,703	48,767
Common stock and mutual funds	61,556	49,144	50,545	42,773	40,635
Other securities	104,814	93,460	33,777	40,816	24,202
Total securities available for sale	758,534	308,081	181,854	168,151	131,589
Deposits	1,590,938	933,370	906,591	855,117	827,667
Short-term borrowed funds	117,180	106,493	95,814	79,545	71,179
Advances from Federal Home Loan Bank	465,355	100,000	84,000	45,000	17,987
Stockholders' equity	235,374	232,539	123,223	112,807	101,191
Premises and equipment, net	19,348	13,197	14,436	15,621	15,709
Nonperforming assets (1)	7,763	7,046	12,089	3,283	7,543

	For the Year Ended December 31,				
	2001	2000	1999	1998	1997
			(in thousands)		
Selected Operating Data:					
Total interest and dividend income	$ 115,387	$ 95,092	$ 78,834	$ 76,858	$ 73,931
Total interest expense	51,932	43,842	37,374	37,200	35,856
Net interest income	63,455	51,250	41,460	39,658	38,075
Provision for loan losses	2,000	1,200	1,100	1,200	1,200
Net interest income after provision for loan losses	61,455	50,050	40,360	38,458	36,875
Noninterest income:					
Gains on sales of securities, net	481	445	1,372	2,621	4,007
Other than temporary impairment of securities	(4,076)	-	-	-	-
Increase in cash surrender value of life insurance	1,032	-	-	-	-
Other	11,560	9,824	8,034	9,539	7,460
Total noninterest income	8,997	10,269	9,406	12,160	11,467
Noninterest expense	51,313	49,277	36,586	37,092	31,556
Income before provision for income taxes	19,139	11,042	13,180	13,526	16,786
Provision for income taxes	6,375	3,659	4,426	4,208	6,584
Net income	$ 12,764	$ 7,383	$ 8,754	$ 9,318	$ 10,202

	At or For the Year Ended December 31,				
	2001	2000	1999	1998	1997
Selected Operating Ratios and Other Data (2):					
Performance Ratios:					
Average yield on interest-earning assets	6.78%	7.26%	7.09%	7.54%	7.75%
Average rate paid on interest-bearing liabilities	3.63	4.11	3.81	4.02	4.11
Average interest rate spread (3)	3.15	3.15	3.28	3.52	3.64
Net interest margin (4)	3.73	3.91	3.73	3.89	3.96
Interest-earning assets to interest-bearing liabilities	119.11	122.63	113.22	110.29	109.47
Net interest income after provision for loan losses to noninterest expense	119.76	101.57	110.32	103.68	116.86
Noninterest expense as a percentage of average assets	2.91	3.65	3.18	3.46	3.15
Return on average assets	0.72	0.55	0.76	0.87	1.02
Return on average equity	5.50	3.59	7.53	8.71	10.75
Ratio of average equity to average assets	13.19	15.24	10.11	9.99	9.48
Dividend payout ratio	36.96	0.00	0.00	0.00	0.00
Regulatory Capital Ratios:					
Leverage capital ratio	6.63	12.82	9.10	9.33	8.98
Total risk-based capital ratio (2)	10.85	19.63	13.96	13.89	13.67
Asset Quality Ratios (2):					
Nonperforming loans and troubled debt restructurings as a percentage of total loans (5)	0.53	0.69	1.21	0.19	0.35
Nonperforming assets and troubled debt restructurings as a percentage of total assets	0.32	0.50	0.98	0.30	0.73
Allowance for loan losses as a percentage of total loans	1.06	1.16	1.12	1.30	1.23
Allowance for loan losses as a percentage of nonperforming loans and troubled debt restructurings	198.31	168.96	92.44	694.55	350.79
Net loans charged-off to average interest-earning loans	0.06	0.01	0.12	0.07	0.05
Full service offices at end of period	28	23	23	23	23

(1) Nonperforming assets consist of nonperforming loans, troubled debt restructurings, and other real estate owned.

(2) Asset quality and total risk-based capital ratios are end of period ratios. Except for end of period ratios, all ratios are based on average daily balances during the indicated periods.

(3) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) Nonperforming loans consist of nonaccrual loans and loans 90 days or more past due and accruing interest.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with *"Selected Financial Data"* and the Consolidated Financial Statements and related Notes appearing elsewhere in this Form 10-K.

General

The Company has only one subsidiary, The Savings Bank of Manchester. The Bank's results of operations depend primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates noninterest income primarily from fees charged on customers' accounts and fees earned on activities such as investment services provided through a third party registered broker-dealer. Gains on sales of securities are another source of noninterest income. The Bank's noninterest expenses primarily consist of employee compensation and benefits, occupancy expense, advertising and other operating expenses. The Bank's results of operations are also affected by general economic and competitive conditions, notably changes in market interest rates, government policies and regulations. The Bank exceeded all of its regulatory capital requirements at December 31, 2001.

Acquisition of First Federal

On August 31, 2001, the Company completed its acquisition of First Federal in a transaction accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of First Federal are reflected in the Company's consolidated balance sheet at December 31, 2001, and the results of operations of First Federal since August 31, 2001 are included in the consolidated statement of operations for the year ended December 31, 2001, as required by the purchase method of accounting.

Significant Accounting Policies

Financial Reporting Release No. 60, which was released by the SEC, requires all companies to include a discussion of critical accounting policies or methods used in preparation of financial statements. Note 1 of the Notes to Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Company's consolidated financial statements. The following is a brief discussion of the more significant accounting policies and methods used by the Company.

General. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of income and expenses during the reporting periods. The most significant estimates and assumptions relate to determining the allowance for loan losses, other than temporary impairment of securities, income taxes, impairments of intangible assets and pension and other postretirement benefits. Actual amounts could differ significantly from these estimates.

Allowance for Loan Losses. The Bank devotes significant attention to maintaining high loan quality through its underwriting standards, active servicing of loans and aggressive management of nonperforming assets. The allowance for loan losses is maintained at a level estimated by management to provide adequately for possible loan losses which are inherent in the loan portfolio. Possible loan losses are estimated based on a quarterly review of the loan portfolio, loss experience, specific problem loans, economic conditions and other pertinent factors. In assessing risks inherent in the portfolio, management considers the risk of loss on nonperforming and classified loans including an analysis of collateral in each situation. The Bank's methodology for assessing the appropriateness of the allowance for loan losses includes several key elements. Problem loans are identified and analyzed individually to detect specific losses. The loan portfolio is also segmented into pools of loans that are similar in type and risk characteristics (i.e., commercial, consumer and mortgage loans). Loss factors are applied using the Bank's historical experience and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. Additionally, the portfolio is segmented into pools based on internal risk ratings with loss factors applied to each rating category. Other factors considered in determining possible loan losses are the impact of larger concentrations in the portfolio, trends in loan growth, the relationship and trends in recent years of recoveries as a percentage of prior chargeoffs and peer banks' loss experience. While management believes that, based on information currently available, the allowance for loan losses is sufficient to cover probable losses inherent in its loan portfolio at this time, no assurances can be given that the Bank's level of allowance for loan losses will be sufficient to cover loan losses incurred by the Bank or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

Other than Temporary Impairment of Securities. On a quarterly basis, the Company reviews available for sale investment securities with unrealized depreciation for six consecutive months to assess whether the decline in fair value is temporary or other than temporary. The Company judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the estimated reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term.

Income Taxes. The Company has not provided for Connecticut state income taxes since December 31, 1998 since it has a passive investment company (PIC) as permitted by Connecticut law. The Company believes it complies with the state PIC requirements and that no state taxes are due from December 31, 1998 through December 31, 2001; however, the Company has not been audited by the state for such periods. If the state were to determine that the PIC was not in compliance with statutory requirements a material amount of taxes could be due. Additionally, legislation has been proposed which if enacted would eliminate the exemption for PIC's as of January 1, 2002 and increase the future state tax expense of the Company thereafter.

Impairment of Intangibles. The Company periodically evaluates intangible assets for potential impairment indicators. The Company's judgements regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of acquired operations. Future events could cause the Company to conclude that impairment indicators exist and that intangible assets associated with the Company's acquired operations is impaired. Any resulting impairment loss could have a material adverse impact on the Company's consolidated financial condition and results of operations.

Pension and other Postretirement Employee Benefits. The determination of the Company's obligation and expense for pension and other postretirement benefits is dependent on the Company's selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 14 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with accounting principles generally accepted in the United States, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While the Company believes that the assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations and the Company's future expense.

Comparison of Financial Condition at December 31, 2001 and 2000

Total assets increased $1.05 billion, or 74.33%, to $2.45 billion at December 31, 2001 as compared to $1.40 billion at December 31, 2000. The increase was primarily due to the acquisition of First Federal which added $960.48 million in assets. The major increases were due to a $450.45 million increase in securities, a $425.38 million increase in net loans, a $57.82 million increase in cash and cash equivalents, a $41.40 million increase in the cash surrender value of life insurance, and a $30.93 million increase in intangible assets, including goodwill. Securities acquired from First Federal totaled $612.49 million which was partially offset by sales, maturities and principal payments. The increase in loans was primarily due to real estate loans, as one- to four-family mortgages increased $255.36 million ($204.81 million from First Federal) and construction, commercial and multi-family mortgages increased $113.19 million ($28.96 million from First Federal). Consumer loans increased $40.41 million as $42.60 million were acquired from First Federal. Cash and cash equivalents increased as the Bank sold collateralized mortgage obligations in December 2001 previously acquired from First Federal and had yet to reinvest the funds in longer term securities. During June 2001, the Bank purchased $20.00 million in life insurance, and the Bank acquired $20.36 million in life insurance from First Federal. In conjunction with the acquisition of First Federal, the Bank recorded intangible assets of $32.37 million, consisting of $19.97 million of goodwill, $8.85 million of core deposit intangibles and $3.55 million of non-compete agreements with former First Federal executives. The growth in assets was funded by an increase in deposits of $657.57 million ($634.17 million from First Federal) and advances from Federal Home Loan Bank ("FHLB") of $365.36 million ($316.55 million from First Federal). Stockholders' equity increased $2.83 million, primarily due to net income for the period, partially offset by the funding of the trustees' repurchase of restricted stock associated with the January 2, 2001 restricted stock awards under the Company's 2000 Stock-Based Incentive Plan, and the declaration of $0.42 of dividends during 2001.

Deposits totaled $1.59 billion at December 31, 2001, an increase of $657.57 million, or 70.45%, compared to $933.37 million at December 31, 2000. The deposit growth reflects an increase of $297.11 million, or 67.55%, in certificates of deposit, a $236.02 million, or 80.64%, increase in savings and money market accounts, a $83.29 million, or 63.32%, increase in NOW accounts and a $41.14 million, or 59.37%, increase in demand deposit accounts. The increases in all deposit types are primarily due to the acquisition of First Federal. In addition, the Bank continues to market a short-term commercial transactional repurchase agreement (repo) account to commercial businesses. These repo accounts increased $10.69 million, or 10.04%, during 2001. Advances from Federal Home Loan Bank increased $365.36 million, or 365.36%, from $100.00 million in 2000, to $465.36 million at December 31, 2001, as $316.55 million was acquired from First Federal.

Nonperforming assets totaled $7.76 million at December 31, 2001 compared to $7.05 million at December 31, 2000, representing an increase of $717,000, or 10.18%. The increase in nonperforming loans was in one- to four-family mortgages of $787,000, commercial loans of $733,000, and consumer loans of $322,000. These increases were partially offset by a decrease in nonperforming commercial real estate and multifamily mortgages of $1.09 million. Nonperforming loans as a percentage of gross loans decreased to 0.53% at December 31, 2001 from 0.69% at December 31, 2000. Nonperforming assets as a percentage of total assets decreased to 0.32% at December 31, 2001 from 0.50% at December 31, 2000. Other real estate owned declined $41,000, or 32.80%, during 2001 due to property sales.

Federal Home Loan Bank Stock increased $24.13 million, or 362.86%, from $6.65 million at December 31, 2000 to $30.78 million at December 31, 2001. The increase in stock was primarily due to the acquisition of First Federal.

Cash surrender value life insurance increased $41.40 million from $0 at December 31, 2000 to $41.40 million at December 31, 2001. The Bank acquired $20.36 million from First Federal during the third quarter of 2001. Additionally, on June 15, 2001 the Bank purchased $20.00 million of life insurance with cash surrender value of $20.00 million. The life insurance was purchased on key Bank officers. The income earned on these policies will be used to offset the projected cost of the Bank's current and post-retirement benefit plans for all employees.

Goodwill increased $19.97 million from $0 at December 31, 2000 to $19.97 million at December 31, 2001. The increase is due solely to the acquisition of First Federal, and is not subject to amortization. Other intangible assets increased $10.96 million from $1.97 million at December 31, 2000 to $12.93 million at December 31, 2001. The increase is primarily due to the acquisition of First Federal and consists of a core deposit intangible totaling $8.48 million and a noncompete intangible asset totaling $2.37 million at December 31, 2001. During 2001, the Bank recorded an additional minimum pension liability of approximately $845,000. The Bank recorded the tax effected intangible asset related to this liability of approximately $549,000. The additional minimum pension liability relates primarily to a Supplemental Retirement Plan for the Chief Executive Officer and a Consultation Plan for Certain Outside Directors. These increases were partially offset by the amortization of an existing branch premium of $432,000 for the year ended December 31, 2001. The First Federal core deposit intangible is being amortized over eight years on a straight line basis and the noncompete intangible is being amortized over the term of the noncompete agreement of twelve months on a straight line basis.

Other liabilities increased $5.41 million from $21.59 million at December 31, 2000 to $27.00 million at December 31, 2001. The increase in other liabilities included severance, executive and other employee benefits resulting from the acquisition of First Federal that have not yet been paid.

Total capital increased $2.83 million, or 1.22%, to $235.37 million at December 31, 2001 compared to $232.54 million at December 31, 2000. The increase was primarily due to net income for the period partially offset by the funding of the trustees' repurchase of restricted stock associated with the January 2, 2001 restricted stock awards under the Company's 2000 Stock-Based Incentive Plan, and the declaration of $0.42 of dividends during 2001.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

Net Income. Net income increased by $5.38 million, or 72.90%, to $12.76 million for 2001 from $7.38 million for 2000. Earnings per diluted share for the year ended December 31, 2001 were $1.19 based on 10.70 million weighted average diluted shares outstanding. During 2001, the Company recorded charges totaling $6.37 million ($4.14 million, net of tax) that are nonrecurring in nature. These charges included $4.08 million of other than temporary impairment of investment securities, $1.42 million of director and employee retirement expenses, and $872,000 of relocation and branch-closing costs resulting from the recent acquisition of First Federal. Net income for the year ended December 31, 2000 was reduced by a one-time nonrecurring expense of $8.32 million ($5.41 million, net of tax) relating to the Company's establishment of SBM Charitable Foundation, Inc. in March 2000 in connection with the Bank's conversion from the mutual holding company form of organization to the stock holding company form of organization. Due to the timing of the conversion, earnings per share for the year ended December 31, 2000 are not meaningful.

Operating earnings, which exclude gains and losses from securities transactions and the previously discussed nonrecurring expenses in both 2000 and 2001, net of related tax effects, were significantly higher than the prior year's levels. Operating earnings, net of tax, for the year 2001 were $16.59 million, or $1.55 per diluted share, compared to operating earnings of $12.50 million for the year 2000.

Net Interest Income. Net interest income increased $12.21 million, or 23.82%, to $63.46 million for 2001 from $51.25 million for 2000. The increase was primarily a result of higher interest income from an increase in the level of interest earning assets, partially offset by lower yields. The increase in interest income was partially offset by higher interest expense resulting from an increase in the level of interest bearing liabilities, partially offset by lower rates. The higher levels of interest earning assets and interest bearing liabilities was primarily due to the acquisition of First Federal. Lower asset yields and lower deposit and borrowing rates were primarily caused by a lower overall interest rate environment in 2001 as compared to 2000.

Interest and dividend income increased $20.30 million, or 21.35%, to $115.39 million for 2001 from $95.09 million for 2000. The average yield on interest earning assets decreased 48 basis points from 7.26% in 2000 to 6.78% in 2001, primarily due to a decrease in general market interest rates. Interest income on loans increased $10.20 million, or 13.39%, to $86.36 million for 2001 compared to $76.16 million for 2000. The increase was primarily due to a $170.06 million increase in the average balance of loans outstanding, partially offset by a 24 basis point decrease in the average yield on loans primarily due to a lower interest rate environment. Interest and dividend income from investment securities and other interest-bearing assets increased $10.10 million, or 53.35%, to $29.03 million for 2001 compared to $18.93 million for 2000. The increase in interest and dividend income from investment securities and other interest-bearing assets was due to an increase in the average balance of $222.60 million, or 69.89%, to $541.12 million for the year ended December 31, 2001, primarily due to the First Federal acquisition. Investment and other interest-bearing asset yields decreased 58 basis points in 2001 as compared to 2000 due to a decrease in general market interest rates.

Interest expense increased $8.09 million, or 18.45%, to $51.93 million for 2001 from $43.84 million for 2000. The increase reflects an increase in expense on advances from FHLB of $5.50 million, and deposits and escrow of $3.36 million, partially offset by a decrease in expense for short-term borrowed funds of $771,000. Interest expense on advances from FHLB increased primarily due to increased average volumes of $129.75 million, partially offset by lower rates of 119 basis points. Interest expense on deposits and escrow increased primarily due to higher average volumes of $231.17 million, partially offset by lower rates of 53 basis points. The higher volumes were primarily due to the First Federal acquisition, and the lower rates were due to a decrease in general market interest rates. Interest expense on short-term borrowed funds represented by commercial transactional repurchase agreements decreased primarily due lower rates of 71 basis points. The average cost of funds for the Company decreased 48 basis points from 4.11% in 2000 to 3.63% in 2001, mainly due to lower general market interest rates.

Provision for Loan Losses. The provision for loan losses was $2.00 million for 2001 compared to $1.20 million for 2000. The allowance for loan losses was 1.06% of total loans and 198.31% of nonperforming loans at December 31, 2001 compared to 1.16% and 168.96%, respectively, at December 31, 2000. The increase in provision is due to the allowance for loan loss ratios at First Federal being lower than the Bank's ratios and uncertainty in the economy. At June 30, 2001 (last quarter-end prior to the acquisition), the Bank's allowance for loan losses was 1.14% of total loans as compared to First Federal's allowance for loan losses as a percentage of total loans of 0.74%. Although First Federal had a different loan portfolio mix, management deemed it prudent to increase the loan loss provision for the third quarter of 2001 to compensate for First Federal's lower coverage ratio. The provision for loan losses returned to the first and second quarter level in fourth quarter 2001.

Noninterest Income. Noninterest income decreased $1.27 million or 12.37% to $9.00 million for 2001 as compared to $10.27 million for 2000. On a quarterly basis, the Company reviews available for sale investment securities with unrealized depreciation for six consecutive months to assess whether the decline in fair value is temporary or other than temporary. The Company judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the estimated reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. In accordance with this policy, for the year ended December 31, 2001 and 2000 the Company recorded other than temporary impairment charges of $4.08 million and $0, respectively. Partially offsetting this charge, fee income from service charges and account fees was $9.56 million in 2001 compared with $7.65 million for 2000. The increase in fee income and service charges is primarily due to the acquisition of deposits from First Federal. The Bank had earnings on life insurance of $1.03 million in 2001 as compared to $0 in 2000. The Bank acquired $20.36 million of life insurance from First Federal during the third quarter of 2001. Additionally, on June 15, 2001, the Bank purchased $20.00 million of life insurance with cash surrender value of $20.00 million. The life insurance was purchased on key Bank officers.

Noninterest Expense. Noninterest expense increased $2.03 million, or 4.12%, to $51.31 million for 2001 from $49.28 million for 2000. The increase in noninterest expense for 2001 was primarily due to higher salaries, employee benefits, fees and services, amortization of other intangible assets and to nonrecurring charges pertaining to director and employee retirement expenses and relocation and branch closing costs. Partially offsetting these increases was the 2000 expense of $8.32 million of securities contributed to SBM Charitable Foundation, Inc. in connection with the Company's March 2000 initial public offering. Excluding the nonrecurring charges in 2001 and the contribution to the New Foundation in 2000, noninterest expenses increased $8.06 million, or 19.68%, to $49.02 million for 2001 from $40.96 million in 2000. The primary reason for increases in noninterest expense was the acquisition of First Federal. Salaries increased $1.91 million, or 11.72%, mainly due to the addition of 108 full time equivalent employees. Employee benefits increased $2.63 million, or 43.91%, from $5.99 million for the year ended

December 31, 2000 to $8.62 million for the year ended December 31, 2001. The increase was due to the granting of restricted stock under the 2000 Stock-Based Incentive Plan resulting in a charge of $1.63 million in 2001, increased ESOP expense of $513,000 due to a higher average stock price, an increase in cost of nonqualified benefit plans of $246,000 and an increase in health insurance costs of $207,000. Fees and services increased $912,000, or 18.96%, from $4.81 million for 2000 to $5.72 million for 2001. The increase in this category was mainly due to increased legal, director, software licensing and franchise tax fees. Many of these increases resulted directly and indirectly from the conversion from mutual holding company form to stock holding company form of organization as well as the acquisition of First Federal. Amortization of other intangible assets increased $1.55 million, or 360.47%, during 2001. Due to the acquisition of First Federal, the Company recorded other intangible assets for noncompete agreements with former First Federal executives and a core deposit intangible. The noncompete agreement intangible totaled $2.37 million at December 31, 2001, and is being amortized on a straight line basis over its term of twelve months. The core deposit intangible totaled $8.48 million at December 31, 2001, and is being amortized on a straight line basis over its estimated life of eight years. During the third quarter of 2001, the Company recorded noninterest expenses totaling $2.29 million that are nonrecurring in nature. The Company recorded director and employee retirement expenses of $1.42 million and $872,000 of relocation and branch closing costs. The Bank offered an early retirement package to certain employees resulting in a charge of $547,000. CTBS granted stock options and restricted stock to the former Chairman of the Board, incurring $541,000 of expense. CTBS also accelerated the vesting of previously granted stock options and restricted stock to a director who retired on December 31, 2001. The charge incurred with the vesting acceleration was $331,000. The Bank recorded $872,000 of relocation and branch closing costs primarily due to the closing of five SBM branches that were no longer necessary due to overlap of market areas caused by the acquisition of First Federal.

Provision for Income Taxes. The provision for income taxes increased $2.72 million, or 74.32%, to $6.38 million for 2001 from $3.66 million for 2000. The effective tax rates were 33.31% for 2001 and 33.14% for 2000. The increase in tax expense is due to an increase in taxable income.

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999

Net Income. Net income decreased by $1.37 million, or 15.66%, to $7.38 million for 2000 from $8.75 million for 1999. Net income for the year 2000 was reduced by a one-time nonrecurring expense of $8.32 million ($5.41 million after tax) relating to the Company's establishment of SBM Charitable Foundation, Inc. in March 2000 in connection with the Bank's conversion from the mutual holding company form of organization to the stock holding company form of organization. Due to the timing of the Conversion, earnings per share for the twelve months ended December 31, 2000 and prior periods are not presented. Earnings per diluted share were $0.59 for the ten months ended December 31, 2000.

Operating earnings, excluding securities gains and the previously discussed nonrecurring expense of $8.32 million net of related tax effect, were significantly higher than prior year's levels. Operating earnings, net of tax, for the year ended December 31, 2000 were $12.50 million, a $4.64 million, or 59.03% increase, compared to $7.86 million for the year ended December 31, 1999. Net interest income after provision for loan losses increased $9.69 million, or 24.01%, to $50.05 million for 2000 compared to $40.36 million for 1999. Service charges and fees and other noninterest income increased $2.11 million, or 28.21%, from $7.48 million to $9.59 million for 2000. Noninterest expense, excluding nonrecurring expenses of $8.32 million, increased $4.37 million, or 11.94%, to $40.96 million for 2000 from $36.59 million for 1999.

Net Interest Income. Net interest income increased $9.79 million, or 23.61%, to $51.25 million for 2000 from $41.46 million for 1999. The increase was primarily a result of higher interest income from an increase in the level of interest earning assets, primarily funded by the net proceeds from the public offering. Loan and investment yields also increased in 2000 as compared to 1999. These increases were partially offset by higher levels of FHLB advances and short-term borrowed funds, and an increased cost of funds. Interest and dividend income increased $16.26 million, or 20.63%, to $95.09 million for 2000 from $78.83 million for 1999. The average yield on interest earning assets increased 17 basis points to 7.26% in 2000 from 7.09% in 1999, primarily due to an increase in general market interest rates. Interest income on loans increased $9.73 million, or 14.65%, to $76.16 million for 2000 compared to $66.43 million for 1999. The increase was primarily due to a $111.93 million increase in the average balance of loans outstanding, as well as a 12 basis point increase in the average yield on loans primarily due to a higher interest rate environment. Interest and dividend income from investment securities and other interest-bearing assets increased $6.52 million, or 52.54%, to $18.93 million for 2000 compared to $12.41 million for 1999. The increase in interest and dividend income from investment securities and other interest-bearing assets was due to an increase in the average balance of $86.39 million, or 37.22%, to $318.52 million for the year ended December 31, 2000, as more funds were available for investment due to the net proceeds received from the public offering. Investment and other interest-bearing asset yields increased 59 basis points in 2000 as compared to 1999 due to an increase in general market interest rates.

Interest expense increased $6.47 million, or 17.31%, to $43.84 million for 2000 from $37.37 million for 1999. The increase reflects an increase in expense on advances from FHLB of $3.17 million, deposits and escrow of $2.37 million and short-term borrowed funds of $923,000. Interest expense on advances from FHLB increased primarily due to increased average volumes of $46.93 million as well as higher costs of 30 basis points. Interest expense on deposits and escrow increased primarily due to higher costs of certificates of deposit of 41 basis points and savings and money market accounts of 28 basis points. Interest expense on short-term borrowed funds represented by commercial transactional repurchase agreements increased primarily due to increased average volumes of $21.39 million as well as higher costs of 25 basis points. The average cost of funds for the Bank increased 30 basis points from 3.81% in 1999 to 4.11% in 2000, mainly due to higher general market interest rates.

Provision for Loan Losses. The provision for loan losses was $1.20 million for 2000 compared to $1.10 million for 1999. The allowance for loan losses was 1.16% of total loans and 168.96% of nonperforming loans at December 31, 2000 compared to 1.12% and 92.44%, respectively, at December 31, 1999. The increase in the allowance for loan losses as a percentage of nonperforming loans is primarily due to the full repayment of a nonperforming commercial real estate loan for $4.29 million during April 2000.

Noninterest Income. Noninterest income increased $863,000, or 9.17%, to $10.27 million for 2000 as compared to $9.41 million for 1999. Fee income from service charges and account fees was $7.65 million in 2000 compared with $5.87 million for 1999. The increase in fee income and service charges is primarily due to the introduction of debit cards, and increases in merchant services and individual account fees. Other fee income increased from $1.62 million in 1999 to $1.94 million in 2000 and reflects increases in fees earned from brokerage services. Gains on sales of securities and mortgage loans declined $927,000 and $314,000 respectively, as management chose to retain higher yielding securities and loans rather than sell them and receive one-time gains.

Noninterest Expense. Noninterest expense increased $12.69 million, or 34.68%, to $49.28 million for 2000 from $36.59 million for 1999. The increase is primarily due to a nonrecurring one-time contribution of securities to SBM Charitable Foundation of $8.32 million in 2000. Other increases in noninterest expense include $1.69 million, or 39.30%, for pension and other employee benefits, $1.09 million, or 7.17%, for salaries, and $1.02 million, or 26.91%, for fees and services. Pension and other employee benefits increased due to new qualified and non-qualified benefit plans formed in connection with the public offering. Salaries increased due to annual wage increases and additional staffing necessary for a public entity. Fees and services increased due to director, legal, and miscellaneous fees of the new public holding company, other legal fees, and debit card service fees.

Provision for Income Taxes. The provision for income taxes decreased $767,000, or 17.31%, to $3.66 million for 2000 from $4.43 million for 1999. The effective tax rates were 33.14% for 2000 and 33.58% for 1999. The decrease in tax expense is due to a decrease in taxable income.

Average Balances, Interest and Average Yields/Cost

The following table presents certain information for the periods indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances were derived from average daily balances. The yields and rates include fees which are considered adjustments to yields.

	For the Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(dollars in thousands)								
Interest-earning assets:									
Loans (1):									
Real estate	$ 914,824	$ 66,802	7.30%	$ 773,358	$57,200	7.40%	$ 684,617	$50,086	7.32%
Consumer	95,133	7,228	7.60	76,588	6,321	8.25	71,537	5,653	7.90
Commercial	151,267	12,329	8.15	141,212	12,642	8.95	123,071	10,686	8.68
Total loans	1,161,224	86,359	7.44	991,158	76,163	7.68	879,225	66,425	7.56
Mortgage-backed securities (2)	105,940	6,792	6.41	62,083	4,499	7.25	36,295	2,460	6.78
Collateralized mortgage obligations (2)	116,938	6,111	5.23	-	-	-	-	-	-
Investment securities (2):									
U.S. Government and agency obligations	99,347	5,509	5.55	86,261	5,399	6.26	71,243	4,169	5.85
Municpal obligations	9,406	500	5.32	2,954	173	5.86	2,990	175	5.85
Corporate securities	53,784	3,848	7.15	51,833	3,584	6.91	35,890	2,348	6.54
Common stock and mutual funds	49,960	1,155	2.31	45,612	1,017	2.23	44,513	999	2.24
Other equity securities	702	3	0.43	432	-	-	419	-	-
Asset-backed securities	28,327	1,986	7.01	28,258	1,796	6.36	20,244	1,265	6.25
Other interest-bearing assets:									
Federal Home Loan Bank stock	15,227	824	5.41	6,477	460	7.10	5,909	383	6.48
Federal funds sold	61,492	2,300	3.74	34,607	2,001	5.78	14,625	610	4.17
Total interest-earning assets	1,702,347	$115,387	6.78%	1,309,675	$95,092	7.26%	1,111,353	$78,834	7.09%
Noninterest-earning assets	58,260			38,575			38,733		
Total assets	$1,760,607			$1,348,250			$1,150,086		

	For the Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(dollars in thousands)								
Interest-bearing liabilities:									
Deposits:									
NOW accounts	$ 150,693	$ 1,055	0.70%	$ 115,819	$ 1,378	1.19%	$ 105,916	$ 1,507	1.42%
Savings and money market accounts	382,045	8,420	2.20	297,276	8,225	2.77	277,565	6,919	2.49
Certificates of deposit	542,888	27,113	4.99	432,624	23,672	5.47	444,550	22,482	5.06
Escrow deposits	7,332	211	2.88	6,069	163	2.69	5,684	158	2.78
Total interest-bearing deposits	1,082,958	36,799	3.40	851,788	33,438	3.93	833,715	31,066	3.73
Short-term borrowed funds	110,823	2,882	2.60	110,520	3,653	3.31	89,133	2,730	3.06
Advances from Federal Home Loan Bank	235,440	12,251	5.20	105,692	6,751	6.39	58,761	3,578	6.09
Total interest-bearing liabilities	1,429,221	$ 51,932	3.63%	1,068,000	$43,842	4.11%	981,609	$37,374	3.81%
Noninterest-bearing liabilities	99,224			74,828			52,175		
Total liabilities	1,528,445			1,142,828			1,033,784		
Stockholders' equity	232,162			205,422			116,302		
Total liabilities and stockholders' equity	$1,760,607			$1,348,250			$1,150,086		
Net interest-earning assets	$ 273,126			$ 241,675			$ 129,744		
Net interest income		$ 63,455			$51,250			$41,460	
Interest rate spread (3)			3.15%			3.15%			3.28%
Net interest margin (4)			3.73%			3.91%			3.73%
Ratio of interest-earning assets to interest-bearing liabilities			119.11%			122.63%			113.22%

(1) Balances are net of undisbursed proceeds of construction loans in process and include nonperforming loans.

(2) Includes securities available for sale at market value and held to maturity at cost.

(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of the Bank. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume, which cannot be segregated, are shown in the rate/vol column.

	2001 Compared to 2000				2000 Compared to 1999			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	(in thousands)							
	Rate	Volume	Rate/Vol	Net	Rate	Volume	Rate/Vol	Net
Interest-earning assets:								
Loans:								
Real estate	$ (728)	$ 10,463	$ (133)	$ 9,602	$ 550	$ 6,493	$ 71	$ 7,114
Consumer	(502)	1,531	(122)	907	251	399	18	668
Commercial	(1,133)	900	(80)	(313)	332	1,575	49	1,956
Total loans	(2,363)	12,894	(335)	10,196	1,133	8,467	138	9,738
Mortgage-backed securities	(519)	3,178	(366)	2,293	170	1,748	121	2,039
Collateralized mortgage obligations	-	6,111	-	6,111	-	-	-	-
Investment securities	(1,098)	3,609	(816)	1,695	715	3,315	451	4,481
Total interest-earning assets	(3,980)	25,792	(1,517)	20,295	2,018	13,530	710	16,258
Interest-bearing liabilities:								
Deposits:								
NOW accounts	(567)	415	(171)	(323)	(247)	141	(23)	(129)
Savings accounts	(1,673)	2,345	(477)	195	761	491	54	1,306
Certificates of deposit	(2,066)	6,033	(526)	3,441	1,843	(604)	(49)	1,190
Other	12	34	2	48	(5)	10	-	5
Total deposits	(4,294)	8,827	(1,172)	3,361	2,352	38	(18)	2,372
Short-term borrowed funds	(779)	10	(2)	(771)	216	655	52	923
Advances from Federal Home Loan Bank	(1,251)	8,288	(1,537)	5,500	175	2,858	140	3,173
Total interest-bearing liabilities	(6,324)	17,125	(2,711)	8,090	2,743	3,551	174	6,468
Increase (decrease) in net interest income	$ 2,344	$ 8,667	$ 1,194	$12,205	$ (725)	$ 9,979	$ 536	$ 9,790

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. The Bank further defines liquidity as the ability to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. Primary sources of funds consist of deposit inflows, loan repayments, maturities, paydowns, and sales of collateralized mortgage obligations, investment and mortgage-backed securities and advances from the FHLB of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

The Bank's primary investing activities are: (1) originating residential one-to four-family mortgage loans and, to a lesser extent, commercial business and real estate loans, multi-family loans, single-family construction loans, home equity loans and lines of credit and consumer loans and (2) investing in mortgage-backed securities, collateralized mortgage obligations, asset-backed securities, U.S. Government and agency obligations, corporate equity securities and debt obligations. These activities are funded primarily by principal and interest payments on loans, maturities of securities, deposit growth and FHLB of Boston advances. During 2000, the Company received net proceeds (after expenses) from the issuance of stock in connection with the Conversion of $90.51 million. The Company used 50% of the net proceeds from the Conversion to buy all of the common stock of SBM and retained the remaining 50% which was primarily invested in fixed income securities. During the years ended December 31, 2001 and 2000, the Bank's loan originations and purchases, net of repayments totaled $153.17 million and $79.13 million, respectively. During 2001, the Bank also acquired $284.66 million in gross loans from First Federal. During the years ended December 31, 2001 and 2000, the Bank purchased securities classified as available for sale of $115.67 million and $199.88 million, respectively. During 2001, the Bank also acquired $612.49 million in securities from First Federal. The Bank experienced a net increase in total deposits, exclusive of the First Federal acquisition, of $24.72 million and $26.78 million for the years ended December 31, 2001 and 2000, respectively, primarily as a result of retail and commercial programs designed to attract deposits. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by the Bank and its local competitors and other factors. During 2001, the Bank also acquired $635.12 million in deposits from First Federal. Proceeds from sales of loans, maturities, calls and sales of securities, principal payments on mortgage-backed securities and collateralized mortgage obligations and net FHLB advances were $7.32 million, $172.53 million, $91.13 million, and $49.96 million respectively, for the year ended December 31, 2001. During 2001, the Bank also acquired $316.55 million in FHLB advances from First Federal. Proceeds from sales of loans, maturities, calls and sales of securities, principal payments on mortgage-backed securities and collateralized mortgage obligations and net FHLB advances were $20.23 million, $124.46 million, $10.71 million, and $16.00 million respectively, for the year ended December 31, 2000. The Bank closely monitors its liquidity position on a daily basis. If the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through FHLB advances and through repurchase agreement borrowing facilities.

Certificates of deposit that are scheduled to mature in one year or less from December 31, 2001 totaled $503.10 million. The Bank relies primarily on competitive rates, customer service, and long-standing relationships with customers to retain deposits. Occasionally, the Bank will also offer special competitive promotions to its customers to increase retention and promote deposit growth. Based upon the Bank's historical experience with deposit retention, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Bank.

The Bank must satisfy various regulatory capital requirements administered by the federal banking agencies including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2001, the Bank exceeded all of its regulatory capital requirements with a leverage capital level of $156.89 million, or 6.63% of average quarterly assets, which is above the required level of $94.61 million, or 4.00%, and total risk-based capital of $172.12 million, or 10.85% of risk weighted assets, which is above the required level of $126.87 million, or 8.00%. The Bank is considered "well capitalized" under regulatory guidelines.

Off Balance Sheet Information

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit of approximately $235.52 million and $176.67 million as of December 31, 2001 and 2000, respectively, and standby letters of credit of approximately $6.75 million and $7.36 million as of December 31, 2001 and 2000, respectively. Management of the Bank anticipates that it will have sufficient funds available to meet its current loan commitments.

These consolidated financial instruments involve, to varying degrees, elements of credit and interest rate risk. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for existing loans. Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, lending limits, monitoring procedures and the receipt of collateral when deemed necessary.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bank management evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include income producing commercial properties, accounts receivable, inventory and property, plant and equipment.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in existing loan facilities to customers. The Bank holds real estate and marketable securities as collateral supporting those commitments for which collateral is deemed necessary.

As of December 31, 2001, minimum rental commitments under noncancellable operating leases were (in thousands):

Year	Commitment
2002	$ 1,214
2003	1,085
2004	945
2005	859
2006	753
Thereafter	3,912
Total	$ 8,768

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this Form 10-K have been prepared in conformity with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike many industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

Impact of New Accounting Standards

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The acquisition of First Federal was accounted for under the purchase method of accounting.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangibles." With the adoption of SFAS No. 142, goodwill will no longer be subject to amortization over its estimated useful life, but will be subject to annual assessment for impairment by applying a fair-value-based test. Recognized intangible assets, such as core deposit intangibles, will continue to be amortized over their useful lives. On August 31, 2001, the Bank acquired all of the outstanding common stock of First Federal. The Company has recorded goodwill of $19.97 million as of December 31, 2001. Under the new standard, this goodwill which is entirely associated with the First Federal acquisition will not be amortized but will be subject to an annual fair-value-based impairment test. The initial fair value test as of January 1, 2002 is required to be completed by June 30, 2002. The Bank does not expect an impairment charge to result from the initial test. The core deposit intangible of $8.48 million as of December 31, 2001 will continue to be amortized under the new rules.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 modifies the rules for accounting for the impairment or disposal of long-lived assets. The new rules become effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. These new rules will have no effect on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Qualitative Aspects of Market Risk

The Bank's most significant form of market risk is interest rate risk. The principal objectives of the Bank's interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given its business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with its established policies. The Bank has an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets quarterly and reports trends and interest rate risk position to the Executive Committee of the Board of Directors and the Board of Directors. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of the Bank. In recent years, the Bank has managed interest rate risk by:

(1) originating variable rate commercial real estate loans and prime rate commercial business loans;

(2) emphasizing shorter-term consumer loans including home equity lines of credit indexed to the prime rate, as reported in *The Wall Street Journal*;

(3) maintaining a high quality securities portfolio that provides adequate liquidity and flexibility to take advantage of opportunities that may arise from fluctuations in market interest rates, the overall maturity and duration of which is monitored in relation to the repricing of its loan portfolio;

(4) promoting lower cost liability accounts such as demand deposits and business repurchase accounts; and

(5) using Federal Home Loan Bank advances to better structure maturities of its interest rate sensitive liabilities.

The Bank's market risk also includes equity price risk. The Bank's common stock and mutual fund portfolio had gross unrealized gains of $11.49 million and gross unrealized losses of $152,000 at December 31, 2001 which are included, net of taxes, in accumulated other comprehensive income, a separate component of the Bank's capital. If equity security prices decline due to unfavorable market conditions or other factors, the Bank's capital would decrease.

The Bank's investment policy authorizes it to be a party to financial instruments with off-balance sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates. These financial instruments include interest rate cap agreements. Interest rate cap agreements generally involve the payment of a premium in return for cash receipts if interest rates rise above or fall below a specified interest rate level. Payments are based on a notional principal amount. Caps generally are not readily available for time periods longer than five years. The Bank's objective in using interest rate caps is to reduce risk associated with adverse rate volatility while enabling the Bank to benefit from favorable interest rate movements. All counter-parties to cap arrangements must be pre-approved by the Bank's Executive Committee and reported to its Investment Committee. At December 31, 1999, the notional principal amount of the Bank's outstanding interest rate cap agreement was $25.00 million. Under the terms of the cap agreement, the Bank paid a premium totaling $123,000 which was included in other assets and was being amortized over three years which was the term of the agreement. Amortization for the year ended December 31, 1999 totaled $38,000. The Bank sold the interest rate cap during the first quarter of 2000. At December 31, 2001 and 2000 the Bank had no derivative instruments.

Quantitative Aspects of Market Risk

The Company analyzes its interest rate sensitivity position to manage the risk associated with interest rate movements through the use of gap analysis and balance sheet simulation. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. At December 31, 2001, the Company's one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, was (0.10%) of total assets. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, an institution with a negative gap position would be in a worse position to invest in higher yielding assets which, consequently, may result in the cost of its interest-bearing liabilities increasing at a rate faster than its yield on interest-earning assets than if it had a positive gap. Conversely, during a period of falling interest rates, an institution with a negative gap would tend to have its interest-bearing liabilities repricing downward at a faster rate than its interest-earning assets as compared to an institution with a positive gap which, consequently, may tend to positively affect the growth of its net interest income.

The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2001, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a series of time intervals. For residential mortgages prepayment rates were assumed to range from 0% to 12% annually. Investment securities, which include callable federal agency obligations, are presented based on stated maturities. NOW accounts, savings and money market accounts, and short-term borrowed funds were assumed to decay at 10%, 10%, 10%, 20% and 50%, respectively, for each of the following periods: one year, one to two years, two to three years, three to five years, and over five years. Prepayment rates can have a significant impact on the Bank's estimated gap. While the Bank believes such assumptions to be reasonable, there can be no assurance that assumed prepayment rates and decay rates will approximate actual future loan repayment and deposit withdrawal activity.

	At December 31, 2001						
	One Year or Less	*More than* One Year to Two Years	*More than* Two Years to Three Years	*More than* Three Years to Five Years	More than Five Years	Total Amount	Fair Value
Interest-earning assets:	(dollars in thousands)						
Securities (1):							
Investment securities (2)	$130,186	$ 71,851	$ 42,633	$ 38,384	$ 105,739	$ 388,793	$ 388,793
Mortgage-backed securities	42,166	27,146	18,541	22,951	38,946	149,750	149,750
Collateralized mortgage obligations	47,450	45,465	51,732	84,099	29,855	258,601	258,601
Common stock and mutual funds (3)	55,751	100	-	-	36,488	92,339	92,339
Total securities	275,553	144,562	112,906	145,434	211,028	889,483	889,483
Loans	384,663	133,669	118,114	206,618	594,053	1,437,117	1,459,107
Total interest-earning assets	$660,216	$278,231	$ 231,020	$ 352,052	$ 805,081	$2,326,600	$2,348,590
Interest-bearing liabilities:							
NOW accounts	$ 21,483	$ 21,483	$ 21,483	$ 42,966	$ 107,410	$ 214,825	$ 214,825
Savings and money market accounts	52,872	52,872	52,872	105,744	264,359	528,719	528,719
Certificates of deposit	503,104	126,041	31,829	75,705	272	736,951	730,458
Mortgagors' escrow accounts	-	-	-	-	10,580	10,580	10,580
Advances from Federal Home Loan Bank	73,466	77,557	111,398	69,614	133,320	465,355	467,369
Short-term borrowed funds	11,718	11,718	11,718	23,436	58,590	117,180	117,180
Total interest-bearing liabilities	$662,643	$289,671	$ 229,300	$ 317,465	$ 574,531	$2,073,610	$2,069,131
Interest-earning assets less interest-bearing liabilities	$ (2,427)	$ (11,440)	$ 1,720	$ 34,587	$ 230,550	$ 252,990	
Cumulative interest-rate sensitivity gap	$ (2,427)	$ (13,867)	$ (12,147)	$ 22,440	$ 252,990		
Cumulative interest-rate sensitivity gap as a percentage of total assets	(0.10%)	(0.57%)	(0.50%)	0.92%	10.34%		
Cumulative interest-rate sensitivity gap as a percentage of total interest-earning assets	(0.10%)	(0.60%)	(0.52%)	0.96%	10.87%		
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities	99.63%	98.54%	98.97%	101.50%	112.20%		
Cumulative interest-earning assets	$660,216	$938,447	$1,169,467	$1,521,519	$2,326,600		
Cumulative interest-bearing liabilities	$662,643	$952,314	$1,181,614	$1,499,079	$2,073,610		

(1) All securities are classified as available for sale and therefore are shown at market value.
(2) Includes short-term investments.
(3) Includes debt mutual funds and Federal Home Loan Bank stock.

As of December 31, 2001, the Bank's estimated exposure as a percentage of estimated net interest income for the next twelve and twenty-four month periods is as follows:

	Percentage Change in Estimated Net Interest Income Over	
	12 months	24 months
200 basis point increase in rates	-1.75%	-1.43%
200 basis point decrease in rates	0.55%	-7.61%

The two hundred basis point change in rates in the above table is assumed to occur evenly over the next twelve months. Based on the scenario above, net income would be adversely affected (within the Bank's internal guidelines) in both the twelve and twenty-four month periods in a rising rate environment and positively affected in the twelve month and negatively effected in the twenty-four month periods in a declining rate environment. For each percentage point change in net interest income, the effect on net income would be $495,000, assuming a 35% tax rate.

Item 8. Financial Statements and Supplementary Data.

For a listing of consolidated financial statements which are included in this document, see page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information regarding directors and Section 16(a) Compliance is incorporated herein by reference from the Sections entitled "Proposal 1 - Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's definitive proxy statement which will be filed no later than 120 days after December 31, 2001.

Item 11. Executive Compensation.

Incorporated herein by reference from the Sections entitled "Proposal 1 – Election of Directors – Directors' Compensation" and "Executive Compensation" of the Company's definitive proxy statement which will be filed no later than 120 days after December 31, 2001.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Incorporated herein by reference from the Section entitled "Stock Ownership" of the Company's definitive proxy statement which will be filed no later than 120 days after December 31, 2001.

Item 13. Certain Relationships and Related Transactions.

Incorporated herein by reference from the Section entitled "Transactions with Management" of the Company's definitive proxy statement which will be filed no later than 120 days after December 31, 2001.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a)(1) Financial Statements

The following consolidated financial statements of Connecticut Bancshares, Inc. and subsidiaries are filed as part of this document under Item 8:

- Report of Independent Public Accountants
- Consolidated Statements of Condition at December 31, 2001 and 2000
- Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999
- Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999
- Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(b) Reports on Form 8-K filed during the last quarter of 2001

In connection with the Bank's acquisition of First Federal, the Company filed an amended Current Report on Form 8-K/A dated November 13, 2001 amending the items, financial statements, exhibits or other portions of its Current Report on Form 8-K dated August 31, 2001 and filed September 5, 2001.

(c) Exhibits Required by Securities and Exchange Commission Regulation S-K

Exhibit Number	
2.1	Amended Provisional Plan of Conversion for Connecticut Bankshares, M.H.C. and The Savings Bank of Manchester (including the Amended and Restated Stock Articles of Incorporation and Bylaws of The Savings Bank of Manchester). (1)
3.1	Certificate of Incorporation of Connecticut Bancshares, Inc. (1)
3.2	Second Amended and Restated Bylaws of Connecticut Bancshares, Inc. (2)
4.0	Draft Stock Certificate of Connecticut Bancshares, Inc. (1)
10.1	Connecticut Bancshares, Inc. 2000 Stock-Based Incentive Plan (3)
10.2	Employment Agreement between The Savings Bank of Manchester and Richard P. Meduski (4)
10.3	Employment Agreement between The Savings Bank of Manchester and Charles L. Pike (4)
10.4	Employment Agreement between The Savings Bank of Manchester and Douglas K. Anderson (4)
10.5	Employment Agreement between The Savings Bank of Manchester and Roger A. Somerville (4)
10.6	Change-In-Control Agreement between The Savings Bank of Manchester and Michael J. Hartl (filed herewith)
10.7	Employment Agreement between Connecticut Bancshares, Inc. and Richard P. Meduski (4)
10.8	Employment Agreement between Connecticut Bancshares, Inc. and Charles L. Pike (4)
10.9	Employment Agreement between Connecticut Bancshares, Inc. and Douglas K. Anderson (4)
10.10	Employment Agreement between Connecticut Bancshares, Inc. and Roger A. Somerville (4)
11.0	Statement re: Computation of Per Share Earnings (included on page F-8 of the Consolidated Financial Statements and accompanying notes)

21.0 Subsidiaries Information Incorporated Herein By Reference to Part 1 – Subsidiaries of the Registrant
23.0 Consent of Independent Public Accountants (filed herewith)
99.0 Letter to commission pursuant to temporary note 3T (filed herewith)

(1) Incorporated by reference into this document from the Exhibits filed with the Registration Statement on Form S-1 and any amendments thereto, Registration No. 333-90865.
(2) Incorporated by reference into this document from the Quarterly Report on Form 10-Q dated March 31, 2001 and filed with the Securities and Exchange Commission on May 4, 2001.
(3) Incorporated by reference into this document from the Registrant's Proxy Statement dated August 18, 2000 and filed August 18, 2000.
(4) Incorporated by reference into this document from the 1999 Annual Report on Form 10-K filed March 30, 2000.

CONFORMED

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Connecticut Bancshares, Inc.

By: /s/ Richard P. Meduski
Richard P. Meduski
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Richard P. Meduski Richard P. Meduski	President, Chief Executive Officer and Director (principal executive officer)	March 25, 2002
/s/ Michael J. Hartl Michael J. Hartl	Senior Vice President and Chief Financial Officer (principal accounting and financial officer)	March 25, 2002
/s/ Laurence P. Rubinow Laurence P. Rubinow	Director and Chairman of the Board	March 25, 2002
/s/ A. Paul Berte A. Paul Berte	Director	March 25, 2002
/s/ Timothy J. Devanney Timothy J. Devanney	Director	March 25, 2002
/s/ Sheila B. Flanagan Sheila B. Flanagan	Director	March 25, 2002
/s/ John D. LaBelle, Jr. John D. LaBelle, Jr.	Director	March 25, 2002
/s/ Eric A. Marziali Eric A. Marziali	Director	March 25, 2002

/s/ Timothy J. Moynihan Timothy J. Moynihan	Director	March 25, 2002
/s/ Jon L. Norris Jon L. Norris	Director	March 25, 2002
/s/ William D. O'Neill William D. O'Neill	Director	March 25, 2002
/s/ John G. Sommers John G. Sommers	Director	March 25, 2002
/s/ Thomas E. Toomey Thomas E. Toomey	Director	March 25, 2002
/s/ Gregory S. Wolff Gregory S. Wolff	Director	March 25, 2002

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

Index

ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of
Connecticut Bancshares, Inc.:

We have audited the accompanying consolidated statements of condition of Connecticut Bancshares, Inc. (a Connecticut stock holding company) and its subsidiary, The Savings Bank of Manchester (collectively, the Bank), as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Connecticut Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Hartford, Connecticut
January 16, 2002

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Condition
As of December 31, 2001 and 2000
(Dollars in thousands)

ASSETS	2001	2000
Cash and cash equivalents	$ 122,624	$ 64,797
Securities available for sale at fair value	758,534	308,081
Loans held for sale	746	290
Loans, net	1,421,143	995,764
Federal Home Loan Bank Stock, at cost	30,783	6,654
Premises and equipment, net	19,348	13,197
Accrued interest receivable	12,933	8,747
Other real estate owned	84	125
Cash surrender value of life insurance	41,396	-
Current and deferred income taxes	1,686	-
Goodwill	19,970	-
Other intangible assets	12,927	1,967
Other assets	4,250	3,689
Total assets	$ 2,446,424	$ 1,403,311
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 1,590,938	$ 933,370
Short-term borrowed funds	117,180	106,493
Mortgagors' escrow accounts	10,580	8,896
Advances from Federal Home Loan Bank	465,355	100,000
Current and deferred income taxes	-	419
Accrued benefits and other liabilities	26,997	21,594
Total liabilities	2,211,050	1,170,772
Commitments and contingencies (Notes 14, 15 and 18)		
Stockholders' equity:		
Common stock ($.01 par value; 45,000,000 authorized shares; 11,235,608 and 11,232,000 shares issued and outstanding at December 31, 2001 and 2000, respectively)	112	112
Additional paid-in capital	108,354	108,257
Retained earnings	127,737	119,691
ESOP unearned compensation	(8,065)	(8,685)
Restricted stock unearned compensation	(6,395)	-
Accumulated other comprehensive income	13,631	13,164
Total stockholders' equity	235,374	232,539
Total liabilities and stockholders' equity	$ 2,446,424	$ 1,403,311

The accompanying notes are an integral part of these consolidated financial statements.

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Operations
For the Years Ended December 31, 2001, 2000 and 1999
(Dollars in thousands, except for share and per share data)

	2001	2000	1999
Interest and dividend income:			
Interest income on loans	$ 86,359	$ 76,163	$ 66,425
Interest and dividends on securities	29,028	18,929	12,409
Total interest and dividend income	115,387	95,092	78,834
Interest expense:			
Interest on deposits and escrow	36,799	33,438	31,066
Interest on short-term borrowed funds	2,882	3,653	2,730
Interest on advances from Federal Home Loan Bank	12,251	6,751	3,578
Total interest expense	51,932	43,842	37,374
Net interest income	63,455	51,250	41,460
Provision for loan losses	2,000	1,200	1,100
Net interest income after provision for loan losses	61,455	50,050	40,360
Noninterest income:			
Service charges and fees	9,556	7,649	5,866
Gains on sales of securities, net	481	445	1,372
Other than temporary impairment of securities (Note 7)	(4,076)	-	-
Gains on mortgage loan sales, net	346	237	551
Increase in cash surrender value of life insurance	1,032	-	-
Other	1,658	1,938	1,617
Total noninterest income	8,997	10,269	9,406
Noninterest expense:			
Salaries	18,196	16,289	15,195
Employee benefits	8,623	5,987	4,297
Fees and services	5,721	4,809	3,790
Occupancy, net	3,401	3,006	3,232
Furniture and equipment	3,340	2,956	2,962
Amortization of other intangible assets	1,983	432	432
Marketing	1,719	1,676	1,784
Director and employee retirement expenses (Notes 3 and 12)	1,419	-	-
Relocation and branch closing costs (Note 13)	872	-	-
Foreclosed real estate expense	137	233	277
Securities contributed to SBM Charitable Foundation, Inc.	-	8,316	-
Net gains on sales of other real estate owned, net	(74)	(36)	(64)
Other operating expenses	5,976	5,609	4,681
Total noninterest expense	51,313	49,277	36,586
Income before provision for income taxes	19,139	11,042	13,180
Provision for income taxes	6,375	3,659	4,426
Net income	$ 12,764	$ 7,383	$ 8,754

	2001	For the Period from March 1, 2000 to December 31, 2000	1999
Earnings per share (Note 1):			
Basic	$ 1.26	$ 0.59	N/A
Diluted	$ 1.19	$ 0.59	N/A
Weighted average shares outstanding:			
Basic	10,108,483	10,367,476	N/A
Diluted	10,695,366	10,368,049	N/A

The accompanying notes are an integral part of these consolidated financial statements.

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2001, 2000 and 1999
(Dollars in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	ESOP Unearned Compensation	Restricted Stock Unearned Compensation	Accumulated Other Comprehensive Income	Total
BALANCE, December 31, 1998	-	$ -	$ -	$ 103,554	$ -	$ -	$ 9,253	$ 112,807
Comprehensive income:								
Net income	-	-	-	8,754	-	-	-	8,754
Change in unrealized gain on securities available for sale, net of taxes	-	-	-	-	-	-	1,662	1,662
Total comprehensive income	-	-	-	8,754	-	-	1,662	10,416
BALANCE, December 31, 1999	-	-	-	112,308	-	-	10,915	123,223
Proceeds from issuance of common stock in connection with conversion, after expenses of approximately $4,300	10,400,000	104	99,714	-	(9,305)	-	-	90,513
Common stock issued to SBM Charitable Foundation, Inc.	832,000	8	8,308	-	-	-	-	8,316
Change in ESOP unearned compensation	-	-	235	-	620	-	-	855
Comprehensive income:								
Net income	-	-	-	7,383	-	-	-	7,383
Change in unrealized gain on securities available for sale, net of taxes	-	-	-	-	-	-	2,249	2,249
Total comprehensive income	-	-	-	7,383	-	-	2,249	9,632
BALANCE, December 31, 2000	11,232,000	112	108,257	119,691	(8,685)	-	13,164	232,539
Granting of restricted stock awards	460,512	5	8,470	-	-	(8,199)	-	276
Funding of trustee repurchases of restricted stock	(460,512)	(5)	(9,615)	-	-	-	-	(9,620)
Change in ESOP unearned compensation	-	-	748	-	620	-	-	1,368
Change in restricted stock unearned compensation	-	-	-	-	-	1,630	-	1,630
Granting of stock options to former Chairman of the Board	-	-	266	-	-	-	-	266
Accelerated vesting of restricted stock	-	-	40	-	-	174	-	214
Exercise of stock options	3,608	-	64	-	-	-	-	64
Accelerated vesting of stock options	-	-	124	-	-	-	-	124
Dividends declared ($0.42 per share)	-	-	-	(4,718)	-	-	-	(4,718)
Comprehensive income:								
Net income	-	-	-	12,764	-	-	-	12,764
Change in unrealized gain on securities available for sale, net of taxes	-	-	-	-	-	-	467	467
Total comprehensive income	-	-	-	12,764	-	-	467	13,231
BALANCE, December 31, 2001	11,235,608	$ 112	$ 108,354	$ 127,737	$ (8,065)	$ (6,395)	$ 13,631	$ 235,374

The accompanying notes are an integral part of these consolidated financial statements.

CONNECTICUT BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2001, 2000 and 1999
(In thousands)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 12,764	$ 7,383	$ 8,754
Adjustments to reconcile net income to net cash provided by operating activities, excluding effects of acquisition:			
Securities contributed to SBM Charitable Foundation, Inc.	-	8,316	-
Provision for loan losses	2,000	1,200	1,100
Depreciation	2,651	2,559	2,658
Amortization/accretion -			
Other intangible assets	1,983	432	432
Premium on loans and bonds	1,139	741	654
Amortization/accretion of fair market adjustment from First Federal acquisition -			
Loans	497	-	-
Time deposits	(1,323)	-	-
Federal Home Loan Bank advances	(1,148)	-	-
Amortization of mortgage servicing rights	881	387	425
Net (gains) losses on sales of other real estate owned	(74)	3	150
Net loss on disposal of fixed assets	9	-	-
Gains on sales of securities, net	(481)	(445)	(1,372)
Other than temporary impairment of investment securities	4,076	-	-
Gains on mortgage loan sales, net	(346)	(237)	(551)
Deferred income tax (benefit) provision	(3,290)	(3,520)	61
Granting of restricted stock to former Chairman of the Board	276	-	-
Granting of stock options to former Chairman of the Board	266	-	-
Accelerated vesting of restricted stock	214	-	-
Accelerated vesting of stock options	124	-	-
Exercise of stock options	64	-	-
Employee retirement expenses	508	-	-
ESOP compensation expense	1,368	855	-
Change in minimum pension liability	(549)	-	-
Change in restricted stock unearned compensation	1,630	-	-
Relocation and branch closing costs	872	-	-
Changes in operating assets and liabilities, net of amounts acquired-			
Accrued interest receivable	1,127	(1,847)	(465)
Other assets	(2,511)	505	(1,977)
Other liabilities	2,160	2,534	1,815
Net cash provided by operating activities	24,887	18,866	11,684
CASH FLOWS FROM INVESTING ACTIVITIES:			
Loan originations and purchases, net of repayments	(153,166)	(79,127)	(151,915)
Proceeds from sales of loans	7,322	20,226	19,197
Proceeds from maturities of held to maturity securities	-	-	3,535
Proceeds from maturities and calls of available for sale securities	27,482	31,774	21,778
Proceeds from sales of available for sale securities	145,050	92,685	19,081
Purchases of held to maturity securities	-	-	(6,876)
Purchases of available for sale securities	(115,673)	(199,875)	(57,153)
Purchases of Federal Home Loan Bank stock	(4,846)	(745)	-
Proceeds from principal payments of mortgage-backed securities and collateralized mortgage obligations	91,129	10,713	13,249
Acquisition of First Federal, net of cash acquired	(12,812)	-	-
Proceeds from sales of other real estate owned	419	686	1,481
Purchase of cash surrender value life insurance	(20,000)	-	-
Purchases of premises and equipment	(5,247)	(1,277)	(1,372)
Net cash used in investing activities	(40,342)	(124,940)	(138,995)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of common stock	-	90,513	-
Funding of trustee purchases of restricted stock	(9,620)	-	-
Proceeds from exercise of stock options	64	-	-
Dividends paid	(3,257)	-	-
Net increase in savings, money market, NOW and demand deposits	79,692	37,287	47,266
Net (decrease) increase in certificates of deposit	(54,974)	(10,508)	4,208
Net increase in short-term borrowed funds	10,687	10,679	16,269
Increase in mortgagors' escrow accounts	734	222	2,198
Increase in advances from Federal Home Loan Bank	49,956	16,000	39,000
Net cash provided by financing activities	73,282	144,193	108,941
Net increase (decrease) in cash and cash equivalents	57,827	38,119	(18,370)
CASH AND CASH EQUIVALENTS, beginning of year	64,797	26,678	45,048
CASH AND CASH EQUIVALENTS, end of year	$ 122,624	$ 64,797	$ 26,678
SUPPLEMENTAL INFORMATION:			
Cash paid for -			
Interest and dividends	$ 54,541	$ 44,316	$ 37,312
Income taxes	9,350	5,700	4,522
Non-cash transactions -			
Transfers from loans to other real estate owned	304	204	324
Dividends declared not paid	1,461	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

The accompanying consolidated financial statements include the accounts of Connecticut Bancshares, Inc. ("CTBS"), successor to Connecticut Bankshares, M.H.C. ("MHC") and its wholly-owned subsidiary, The Savings Bank of Manchester ("SBM" or the "Bank"), and its wholly-owned subsidiaries, SBM, Ltd., 923 Main, Inc. and Savings Bank of Manchester Mortgage Company, Inc. ("SBM Mortgage"). Collectively, all of the aforementioned entities are referred to herein as "the Company". SBM Mortgage, a passive investment company for Connecticut income tax purposes, was established in January 1999 to service and hold loans secured by real property. As discussed in Note 2, MHC adopted a Plan of Reorganization pursuant to which, in March 2000, MHC merged into SBM, with SBM being the surviving corporation, and SBM continuing as a state-chartered stock savings bank and a wholly-owned subsidiary of CTBS. All material intercompany balances and transactions have been eliminated in consolidation.

In 2000, the Bank funded and formed SBM Charitable Foundation, Inc. (the "New Foundation"), a not-for-profit organization, in connection with the conversion. The New Foundation was funded with a contribution of 832,000 common shares, or an amount equal to 8% of the common stock sold in the conversion (see Note 2). The New Foundation is dedicated to charitable purposes within the Bank's local community, including community development activities. In 1998, the Bank contributed securities with a fair market value of $3.00 million to the Savings Bank of Manchester Foundation, Inc. (the "Old Foundation"), also a not-for-profit organization. In 2001, the Old Foundation was merged into the New Foundation with the New Foundation being the surviving entity. In accordance with generally accepted accounting principles in the United States, the New Foundation is not consolidated in the accompanying consolidated financial statements.

Business

CTBS does not transact any material business other than through the Bank. CTBS used 50% of the net proceeds from the conversion to buy all of the common stock of SBM and retained the remaining 50% (see Note 2), which primarily was invested in fixed income securities. The Bank, with its main office located in Manchester, Connecticut, operates through twenty-eight branches located primarily in eastern Connecticut. The Bank's primary source of income is interest received on loans to customers, which include small and middle market businesses and individuals residing within the Bank's service area.

Cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and short-term investments.

Earnings per share

Basic earnings per share represents income available to stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential shares had been issued or earned, determined under the treasury stock method. Earnings per share data is not presented in these consolidated financial statements prior to March 1, 2000 since shares of common stock were not issued until March 1, 2000; therefore, per share information for prior periods is not meaningful.

The following table sets forth the calculation of basic and diluted earnings per share for the periods indicated (dollars in thousands, except per share amounts):

	For the Year Ended December 31, 2001		For the Period from March 1, 2000 to December 31, 2000	
Net income	$	12,764	$	6,118
Weighted average shares outstanding:				
Weighted average shares outstanding		10,919,389		11,232,000
Less: unearned ESOP shares		(810,906)		(864,524)
Basic		10,108,483		10,367,476
Dilutive impact of:				
Stock options		179,710		573
Restricted stock		407,173		-
Diluted		10,695,366		10,368,049
Earnings per share:				
Basic	$	1.26	$	0.59
Diluted	$	1.19	$	0.59

Significant accounting policies

Financial Reporting Release No. 60, which was released by the SEC, requires all companies to include a discussion of critical accounting policies or methods used in preparation of financial statements. The following is a discussion of the more significant accounting policies and methods used by the Company.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions. The most significant estimates that are particularly susceptible to changes in the near term relate to the determination of the allowance for loan losses (See Note 8), other than temporary impairment of securities (See Note 7), income taxes (See Note 15), intangible assets acquired and pension and other postretirement benefits (See Note 14). Actual amounts could differ significantly from these estimates.

Loans and allowance for loan losses

Loans are stated at their principal amounts outstanding net of unearned income. Interest on loans is recorded as income based on rates applied to principal amounts outstanding. Some installment and commercial loans are made on a discounted basis, and the unearned discount is recorded in income by use of a method that approximates the effective interest method. Interest on loans is credited to income as earned based on contractual rates applied to principal amounts outstanding. The accrual of interest is discontinued when payments are 90 days or more delinquent and when a reasonable doubt exists as to the collectability of the principal or interest. When interest accruals are discontinued, previously recognized accrued interest income is charged against earnings. When a loan becomes 90 days or more past due, interest income is recognized on the cash basis, only if in management's judgment all principal is expected to be collected.

Loan origination fees and certain direct loan origination costs are capitalized, and the net fee or cost is recognized in interest income using the effective interest method over the contractual life of the loans. When loans are prepaid, sold or participated out, the unamortized portion of deferred fees and related origination costs are recognized as income at that time. As of December 31, 2001 and 2000, net deferred loan fees were approximately $1.36 million and $1.20 million, respectively.

The Bank devotes significant attention to maintaining high loan quality through its underwriting standards, active servicing of loans and aggressive management of nonperforming assets. The allowance for loan losses is maintained at a level estimated by management to provide adequately for loan losses which are inherent in the loan portfolio. Loan losses are estimated based on a quarterly review of the loan portfolio, loss experience, specific problem loans, economic conditions and other pertinent factors. In assessing risks inherent in the portfolio, management considers the risk of loss on nonperforming and classified loans including an analysis of collateral in each situation. The Bank's methodology for assessing the appropriateness of the allowance includes several key elements. Problem loans are identified and analyzed individually to estimate specific losses. The loan portfolio is also segmented into pools of loans that are similar in type and risk characteristics (i.e., commercial, consumer and mortgage loans). Loss factors are applied using the Bank's historic experience and may be adjusted for significant factors that in management's judgment affect the collectability of the portfolio as of the evaluation date. Additionally, the portfolio is segmented into pools based on internal risk ratings with loss factors applied to each rating category. Other factors considered in determining possible loan losses are the impact of larger concentrations in the portfolio, trends in loan growth, the relationship and trends in recent years of recoveries as a percentage of prior chargeoffs and peer bank's loss experience.

The allowance for loan losses is increased or decreased by provisions or credits charged to operations, which represent an estimate of losses that occurred during the period and a correction of estimates of losses recorded in prior periods. Confirmed losses, net of recoveries, are charged directly to the allowance and the loans are written down.

The allowance for loan losses consists of a formula allowance for various loan portfolio classifications and a valuation allowance for loans identified as impaired, if necessary. The allowance is an estimate, and ultimate losses may vary from current estimates. Changes in the estimate are recorded in the results of operations in the period in which they become known, along with provisions for estimated losses incurred during that period.

A portion of the allowance for loan losses is not allocated to any specific segment of the loan portfolio. This non-specific reserve is maintained for two primary reasons: there exists an inherent subjectivity and imprecision to the analytical processes employed and the prevailing business environment, as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. Moreover, management has identified certain risk factors, which could impact the degree of loss sustained within the portfolio. These include: market risk factors, such as the effects of economic variability on the entire portfolio, and unique portfolio risk factors that are inherent characteristics of the Bank's loan portfolio. Market risk factors may consist of changes to general economic and business conditions that may impact the Bank's loan portfolio customer base in terms of ability to repay and that may result in changes in value of underlying collateral. Unique portfolio risk factors may include industry or geographic concentrations, or trends that may exacerbate losses resulting from economic events which the Bank may not be able to fully diversify out of its portfolio.

Due to the imprecise nature of the loan loss estimation process and ever changing conditions, these risk attributes may not be adequately captured in data related to the formula-based loan loss components used to determine allocations in the Bank's analysis of the adequacy of the allowance for loan losses. Management, therefore, has established and maintains a non-specific allowance for loan losses. The amount of the non-specific allowance was $3.05 million at December 31, 2001 compared to $3.16 million at December 31, 2000. As a percentage of the allowance for loan losses, the unallocated was 20.02% of the total allowance for loan losses at December 31, 2001 and 27.03% of the total allowance for loan losses at December 31, 2000.

As discussed above, the Bank uses three separate methods to estimate the allowance for loan losses and then uses a weighted average formula to estimate the final allowance for loan losses. The Bank uses a portfolio segmentation method, a risk rating method, and a historical method for estimating the allowance for loan losses. In 2000, the Bank's weighting factors for these three methods was 40%, 40% and 20%, respectively, while in 2001 the weighting factors were 45%, 45% and 10%, respectively. The historic method weighting factor was reduced during 2001 as it has consistently and substantially produced a lower reserve amount than the other two methods and management believes less emphasis should be placed on this method given the economic environment at December 31, 2001.

Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary, and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while the Bank believes it has established its existing allowance for loan losses consistent with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the Bank's loan portfolio, will not request the Bank to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Material increases in the allowance for loan losses will adversely affect the Bank's financial condition and results of operations.

A loan is considered to be impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans, as defined, may be measured based on the present value of expected future cash flows, discounted at the loan's original effective interest rate, or on the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. When the measurement of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Certain impaired loans are required to be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment also may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions of principal.

Loans held for sale

Loans held for sale are valued at the lower of acquisition cost (less principal payments received) or estimated market value. Market is determined by reference to outstanding commitments from investors calculated on an individual loan basis. Net unrealized losses are recognized in a valuation allowance established by charges to noninterest income.

Investment and mortgage-backed securities

Investments are classified into one of three categories and accounted for as follows:

Category	Accounting Treatment
Trading, representing debt, equity and mortgage-backed securities which are held for resale in the near term	Reported at fair value, with unrealized gains and losses included in noninterest income
Held to maturity, representing debt and mortgage-backed securities for which the Company has the positive intent and ability to hold to maturity	Reported at amortized cost
Available for sale, representing debt, equity and mortgage-backed securities not classified as trading or held to maturity	Reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income

On a quarterly basis, the Company reviews investment and mortgage-backed securities with unrealized depreciation for six consecutive months to assess whether the decline in fair value is temporary or other than temporary. The Company judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the estimated reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. If it is judged not to be near term, a charge is taken which results in a new cost basis.

Realized gains and losses from the sale of investments are recorded on the trade date by specific identification of the security sold.

Income taxes

Items of income and expense recognized in different time periods for financial reporting purposes and for purposes of computing income taxes currently payable (temporary differences) give rise to deferred income taxes which are reflected in the consolidated financial statements. A deferred tax liability or asset is recognized for the estimated future tax effects, based upon enacted law, attributed to temporary differences. If applicable, the deferred tax asset is reduced by the amount of any tax benefits that, based on available evidence, are not likely to be realized.

The Company has not provided for Connecticut state income taxes since December 31, 1998 since it has a passive investment company (PIC) as permitted by Connecticut law. The Company believes it complies with the state PIC requirements and that no state taxes are due from December 31, 1998 through December 31, 2001; however, the Company has not been audited by the state for such periods. If the state were to determine that the PIC was not in compliance with statutory requirements a material amount of taxes could be due. Additionally, legislation has been proposed which if enacted would eliminate the exemption for PIC's as of January 1, 2002 and increase the future state tax expense of the Company thereafter.

Intangible assets

On August 31, 2001, the Bank acquired all of the outstanding common stock of First Federal Savings and Loan Association of East Hartford ("First Federal") (see Note 4). In connection with the acquisition, the Company recorded goodwill of $19.97 million, a core deposit intangible of $8.85 million and a noncompete intangible asset of $3.55 million. The core deposit intangible is being amortized over eight years on a straight line basis, and the noncompete agreement intangible is being amortized over the term of the agreement of twelve months on a straight line basis. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangibles", goodwill has not been amortized, but will be subject to an annual fair-value-based impairment test commencing January 1, 2002.

The Company periodically evaluates acquired businesses for potential impairment indicators. The Company's judgements regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. Future events could cause the Company to conclude that impairment indicators exist and that goodwill associated with the Company's acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

During 2001, the Bank recorded an additional minimum pension liability of approximately $845,000. The Bank recorded the tax effected intangible asset related to this liability of approximately $549,000. The additional minimum pension liability relates primarily to a Supplemental Executive Retirement Plan for the Chief Executive Officer and a Consultation Plan for Certain Outside Directors.

In 1997, the Bank acquired certain assets of a branch in West Hartford, Connecticut. The premium of $250,000, for lease rights acquired, is being amortized over the remaining term of the lease (10 years) using the straight line method.

In 1995, the Bank acquired certain fixed assets and assumed certain deposit liabilities of two branches in Storrs and Enfield, Connecticut. In consideration of the assumption of certain deposit liabilities, the Bank received cash and other assets. The resultant premium of approximately $4.06 million is being amortized over 10 years using the straight line method.

The following table shows the activity in intangible assets for the year ended December 31, 2001:

	Goodwill	Core Deposit Intangible	Noncompete Agreements	Minimum Pension Liability	Branch Premiums	Total
Balance at December 31, 2000	$ -	$ -	$ -	$ -	$ 1,967	$ 1,967
First Federal acquisition	19,970	8,846	3,548	-	-	32,364
Recognition of minimum pension liability	-	-	-	549	-	549
Amortization	-	(369)	(1,182)	-	(432)	(1,983)
Balance at December 31, 2001	$ 19,970	$ 8,477	$ 2,366	$ 549	$ 1,535	$ 32,897

Pension and Other Postretirement Employee Benefits

The determination of the Company's obligation and expense for pension and other postretirement benefits is dependent on the Company's selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 14 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with accounting principles generally accepted in the United States, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While the Company believes that the assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations and the Company's future expense.

Mortgage servicing rights

The Bank applies the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – A Replacement of FASB Statement No. 125", which requires that the cost of mortgage servicing rights be amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate adjusted for a prepayment default factor. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing fees, that differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting "deferred servicing revenue" is amortized over the estimated life using a method approximating the effective interest method.

Quoted market prices are not available for the servicing receivables. Thus, the servicing receivables and the amortization thereon periodically are evaluated in relation to estimated future servicing revenues, taking into consideration changes in interest rates, current prepayment rates and expected future cash flows. The Bank evaluates the carrying value of the servicing receivables by estimating the future servicing income of the servicing receivables based on management's best estimate of remaining loan lives and discounted at the original discount rate.

Stock-based compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan generally have no intrinsic value at the grant date, and under APB Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB Opinion No. 25 and, as a result, must make pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

Related party transactions

Directors and officers of the Bank and their associates have been customers of, and have had transactions with the Bank, and management expects that such persons will continue to have such transactions in the future. All deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers, and, in the opinion of management, the transactions did not involve more than normal risks of collectability, favored treatment or terms, or present other unfavorable features (see Note 8 for further details regarding related party transactions).

Premises and equipment

Depreciation of premises and equipment and amortization of leasehold improvements are computed using the straight line basis over the estimated useful lives of the assets (3-39 years) or in the case of leasehold improvements, the lease term if shorter.

Short-term borrowed funds

Short-term borrowings are comprised of uninsured accounts which are secured by investment securities.

Other real estate owned

Other real estate owned, comprised of real estate acquired through foreclosure or acceptance of a deed in lieu of foreclosure, is carried at the lower of cost or fair market value, net of estimated costs to sell. Property is transferred to other real estate owned at the lower of cost or fair market value, net of estimated selling costs, with any excess over cost charged to the allowance for loan losses. Any further decline in value based on subsequent changes to estimated fair market value or any loss upon ultimate disposition of the property is charged to expense.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for separately reporting comprehensive income and its components. Components of comprehensive income represent changes in equity resulting from transactions and other events and circumstances from non-owner sources. A reconciliation of other comprehensive income for the years ended December 31, 2001, 2000 and 1999 was as follows (in thousands):

	2001	2000	1999
Unrealized gains on securities:			
Change in unrealized holding gains arising during the period, net of tax	$ (1,870)	$ 2,538	$ 2,554
Reclassification adjustment for gains and other than temporary impairment included in net income, net of tax	2,337	(289)	(892)
Other comprehensive income	$ 467	$ 2,249	$ 1,662

Segment information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires public companies to report certain financial information about significant revenue-producing segments of the business for which such information is available and utilized by the chief operating decision-maker. Specific information to be reported for individual operating segments includes a measure of profit and loss, certain revenue and expense items and total assets. As a community-oriented financial institution, substantially all of the Bank's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community-banking operations, which constitutes the Bank's only operating segment for financial reporting purposes under SFAS No. 131.

Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The acquisition of First Federal, which occurred on August 31, 2001, was accounted for using the purchase method of accounting.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangibles." With the adoption of SFAS No. 142, goodwill will no longer be subject to amortization over its estimated useful life, but will be subject to annual assessment for impairment by applying a fair-value-based test. Recognized intangible assets, such as core deposit intangibles, will continue to be amortized over their useful lives. On August 31, 2001, the Bank acquired all of the outstanding common stock of First Federal. The Company has recorded goodwill of $19.97 million as of December 31, 2001. Under the new standard, this goodwill which is entirely associated with the First Federal acquisition will not be amortized but will be subject to an annual fair-value-based impairment test. The initial fair value test as of January 1, 2002 is required to be completed by June 30, 2002. The Bank does not expect an impairment charge to result from the initial test. The core deposit intangible of $8.48 million as of December 31, 2001 will continue to be amortized under the new rules.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(2) CONVERSION TO STOCK FORM OF OWNERSHIP

On August 30, 1999, the Boards of Directors of MHC and SBM adopted a Plan of Reorganization and, on October 6, 1999 and October 26, 1999, unanimously amended the Plan of Reorganization (as amended, the Plan), pursuant to which, on March 1, 2000, MHC converted from the mutual holding company form to the stock holding company form of organization. All of the outstanding common stock of SBM was sold to CTBS which issued and sold its stock pursuant to the Plan. The net proceeds of the offering were $90.50 million, after expenses of approximately $4.30 million. All of the stock of CTBS sold in the conversion was offered to eligible account holders, employee benefit plans of the Bank and certain other eligible subscribers in subscription and direct community offerings pursuant to subscription rights in order of priority as set forth in the Plan. Additionally, the Bank established an Employee Stock Ownership Plan ("ESOP") for the benefit of eligible employees, which became effective upon the conversion (see Note 14).

The Plan provided for the establishment of the New Foundation. The New Foundation was funded with a contribution of 832,000 common shares, or an amount equal to 8% of the common stock sold in the conversion. This contribution resulted in the recognition of an expense of $8.32 million in March 2000, related to the fair value of the shares contributed, which is reflected as such in the accompanying consolidated statement of operations for the year ended December 31, 2000.

Effective upon the conversion, the Company entered into employment and change in control agreements with certain executives and certain eligible employees of the Company and the Bank. The agreements include, among other things, provisions for minimum annual compensation and certain lump-sum severance payments in the event of a "change in control."

The Bank's deposit accounts continue to be insured by the FDIC and were not affected by the conversion. In accordance with the Plan, upon the completion of the conversion, the Bank established a special "liquidation account" for the benefit of eligible account holders and in an amount equal to the equity of the Bank less any subordinated debt approved as bona fide capital of the Bank, as of the date of its latest statement of condition contained in the final prospectus used in connection with the conversion. The date was September 30, 1999, and the amount established was $117.6 million. The liquidation account which totaled $51.20 million and $61.40 million at December 31, 2001 and 2000, respectively, is reduced annually by an amount proportionate to the decrease in eligible deposit accounts. Eligible account holders continuing to maintain deposit accounts at the Bank are entitled, on a complete liquidation of the Bank after the conversion, to an interest in the liquidation account prior to any payment to the stockholders of the Bank. The Bank's retained earnings are substantially restricted with respect to payment of dividends to stockholders due to the liquidation account. The liquidation account will terminate on the tenth anniversary of the consummation date of the conversion.

The primary source of funds for the Company to pay dividends is in the form of dividends received from SBM. Neither the Company nor SBM may declare or pay dividends on, or repurchase any of its shares of common stock, if the effect thereof would cause stockholders' equity to be reduced below either the balance required for the liquidation account or applicable regulatory capital maintenance requirements, or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

(3) COMMON STOCK

On January 2, 2001, the Company awarded 449,280 restricted shares of common stock to various employees and non-employee directors of the Company in accordance with the Connecticut Bancshares, Inc. 2000 Stock-Based Incentive Plan (the "Stock Plan"). These awards represent 100% of the restricted shares available in the Stock Plan. The shares were awarded with a vesting schedule of five years, with 20% of the shares vesting each year to the recipient. The first 20% installment vested on January 2, 2002. The closing market price of the Company's common stock on the date of the awards was $18.25. The Company is amortizing the unearned restricted stock compensation on a straight line basis over the vesting period.

In conjunction with the restricted stock awards, the Company established a trust and hired an independent trustee (the "Trustee") to administer and maintain records of the restricted stock awards. From March 8, 2001 to March 30, 2001, the Trustee purchased in the open market 449,280 shares of common stock of the Company for the benefit of the restricted stock award recipients. These shares were purchased during the first quarter of 2001 at prices ranging from $20.13 to $21.13 per share, resulting in an average cost of $20.84 per share. The Company advanced funds necessary to acquire these shares in the open market by the trustee.

On August 27, 2001, the Company awarded 11,232 restricted shares of common stock outside of the Stock Plan to the former Chairman of the Board of Directors of the Company. The shares were awarded with a vesting schedule of five years, with 20% of the shares vesting each year. The first 20% installment vested on January 2, 2002. The shares are not subject to any performance requirements, and the former Chairman does not provide any services to the Company. The closing market price of the Company's common stock on the date of the grant was $24.45. The Company recorded a charge of $274,622 in the quarter ended September 30, 2001 as a director retirement expense.

In conjunction with the August 27, 2001 restricted stock award, the Company established a trust and hired the Trustee to administer and maintain records of the restricted stock award. On September 18, 2001, the Trustee purchased in the open market 11,232 shares of common stock of the Company for the benefit of the restricted stock award recipient. These shares were purchased at a price of $22.74 per share. The Company advanced funds necessary to acquire these shares in the open market by the trustee.

On September 24, 2001, the Company granted 28,080 non-qualified stock options outside of the Stock Plan to the former Chairman of the Board of Directors of the Company. The shares were awarded with a vesting schedule of five years, with 20% of the shares vesting each year. The first 20% installment vested on December 15, 2001. The options are not subject to any performance requirements, and the former Chairman does not provide any services to the Company. The closing market price of the Company's common stock on the date of the awards was $21.80. The exercise price of the stock options granted is $17.625 per share. The Black-Scholes model resulted in a fair value of $9.48 per option as of the grant date. The Company recorded a charge of $266,283 in the quarter ended September 30, 2001 as a director retirement expense.

On September 24, 2001, the Company accelerated the vesting of 11,232 shares of restricted stock awarded on January 2, 2001 and 28,080 non-qualified stock options awarded on December 15, 2000 to an existing director who retired from the Bank's Board on December 31, 2001. The closing market price of the Company's common stock on the date of the acceleration was $21.80. The exercise price for the stock options are $17.625

per share. As a result of the modification, the Company recorded charges of $214,110 for the restricted stock and $117,234 for the stock options in the quarter ended September 30, 2001 as director retirement expenses.

On September 14, 2001, CTBS announced that its Board of Directors has authorized the repurchase of up to 561,600 shares, or approximately 5%, of its outstanding shares of common stock. It is intended that such shares will be repurchased in open market transactions, including unsolicited block purchases, over the next six to twelve months, subject to market conditions. CTBS had not repurchased any shares under this plan as of December 31, 2001 and had repurchased 8,922 shares as of January 16, 2002.

(4) ACQUISITION OF FIRST FEDERAL

On August 31, 2001, the Bank acquired all of the outstanding common stock of First Federal for cash of $106.75 million, excluding transaction costs. As of December 31, 2001, $2.11 million had yet to be paid to First Federal shareholders and is included in other liabilities. The Bank expects the remaining amount to be paid during 2002. The purchase was funded primarily with proceeds from advances from the Federal Home Loan Bank prior to the acquisition. Immediately after the completion of the acquisition, First Federal was merged into the Bank.

The acquisition was accounted for as a purchase and the purchase price was allocated based on the estimated fair market values of the assets and liabilities acquired. The preliminary allocation of the purchase price is as follows (in thousands):

Cash and cash equivalents	$	91,826
Investment securities		612,493
Loans		282,481
FHLB stock		19,283
Cash surrender value life insurance		20,364
Goodwill		19,970
Core deposit intangible		8,846
Noncompete agreement intangible		3,548
Other assets		8,413
Deposits and escrow		(635,123)
FHLB Advances		(316,547)
Other liabilities		(8,808)
Total purchase price	$	106,746

The results of First Federal are included in the historical results of the Company subsequent to August 31, 2001. The pro forma information below is theoretical in nature and not necessarily indicative of future consolidated results of operations of the Company or the consolidated results of operations which would have resulted had the Company acquired the stock of First Federal as of the beginning of the years presented.

The Company's unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2001 and 2000, assuming First Federal had been acquired as of January 1, 2001 and 2000, respectively, are as follows (in thousands, except per share amounts):

	2001	2000
Interest income	$ 161,004	$ 166,529
Interest expense	88,302	93,597
Net interest income	72,702	72,932
Provision for loan losses	2,000	1,410
Noninterest income	14,444	13,616
Noninterest expense	65,179	70,427
Income before provision for income taxes	19,967	14,711
Provision for income taxes	6,799	3,921
Net income	$ 13,168	$ 10,790
Earnings per share-diluted	$ 1.23	$ 1.04
Weighted average shares outstanding-diluted	10,695,366	10,364,640

(5) REGULATORY MATTERS

SBM is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. The regulations require SBM to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. SBM's capital amounts and classification are also subject to qualitative judgments by the banking regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require SBM to maintain minimum capital ratios (set forth in the table below) of Tier I leverage capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total capital (as defined) to risk weighted assets (as defined). To be considered adequately capitalized (as defined) under the regulatory framework from Prompt Corrective Action, SBM must maintain minimum Tier I leverage, Tier I risk-based and total risk-based ratios as set forth in the table.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA") categorizes banks based on capital levels and triggers certain mandatory and discretionary supervisory responses for institutions that fall below certain capital levels. A bank generally is categorized as "well capitalized" if it maintains a leverage capital ratio of at least 5%, a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%, and it is not subject to a written agreement, order or capital directive.

As of December 31, 2001 and 2000, management believes that SBM met all capital adequacy requirements to which it is subject. As of the most recent notification from the Federal Deposit Insurance Corporation, SBM was categorized as well capitalized under the regulatory framework for Prompt Corrective Action, and the highest capital category, as defined in the FDICIA regulations. Management believes that there are no events or conditions which have occurred subsequent to the notification that would change its category.

Actual capital amounts and ratios for SBM were (dollars in thousands):

	Capital Adequacy				To Be Well Capitalized Under Prompt Corrective Action	
	Required		Actual		Required	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Tier 1 Capital (to Total Average Assets)	$ 94,611	4.0%	$ 156,890	6.6%	$ 118,264	5.0%
Tier 1 Capital (to Risk Weighted Assets)	63,437	4.0%	156,890	9.9%	95,156	6.0%
Total Capital (to Risk Weighted Assets)	126,875	8.0%	172,118	10.9%	158,594	10.0%
As of December 31, 2000:						
Tier 1 Capital (to Total Average Assets)	$ 53,926	4.0%	$ 172,847	12.8%	$ 67,407	5.0%
Tier 1 Capital (to Risk Weighted Assets)	37,609	4.0%	172,847	18.4%	56,414	6.0%
Total Capital (to Risk Weighted Assets)	75,218	8.0%	184,541	19.6%	94,023	10.0%

(6) INVESTMENT SECURITIES

As of December 31, 2001 and 2000, the amortized cost and market value of available for sale investment securities were (in thousands):

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and agency obligations	$ 180,106	$ 4,034	$ (327)	$ 183,813
Municipal obligations	23,717	43	(566)	23,194
Corporate securities	53,138	2,297	(15)	55,420
Mortgage-backed securities	147,901	2,027	(178)	149,750
Collateralized mortgage obligations	257,581	1,436	(416)	258,601
Asset-backed securities	23,907	1,301	-	25,208
Common stock and mutual funds (1)	50,221	11,487	(152)	61,556
Other investment securities	992	-	-	992
Total	$ 737,563	$ 22,625	$ (1,654)	$ 758,534

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and agency obligations	$ 82,068	$ 3,187	$ (1)	$ 85,254
Municipal obligations	2,915	34	-	2,949
Corporate securities	55,398	1,080	(215)	56,263
Mortgage-backed securities	79,079	1,356	(212)	80,223
Asset-backed securities	32,717	1,100	(1)	33,816
Common stock and mutual funds	35,221	15,200	(1,277)	49,144
Other investment securities	432	-	-	432
Total	$ 287,830	$ 21,957	$ (1,706)	$ 308,081

(1) Includes both debt and equity mutual funds.

The Company had no securities classified as held to maturity or trading at December 31, 2001 and 2000, respectively.

As of December 31, 2001, the amortized cost and market values of debt securities, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2001	
	Amortized Cost	Market Value
Due in one year or less	$ 27,677	$ 28,091
Due after one year through five years	136,179	141,718
Due after five years through ten years	184,897	186,775
Due after ten years	337,597	339,402
Total	$ 686,350	$ 695,986

For the years ended December 31, 2001 and 2000, proceeds from the sales of available for sale securities were approximately $145.05 million and $92.69 million, respectively. Gross gains of approximately $4.06 million and $2.73 million, respectively, and gross losses of approximately $3.58 million and $2.29 million respectively, were realized on those sales for the years ended December 31, 2001 and 2000.

As of December 31, 2001 and 2000, investment securities with a book value of approximately $206.34 million and $130.29 million were pledged as security for short-term borrowed funds, U.S. Treasury tax and loan payments and municipal deposits held by the Bank, respectively.

(7) OTHER THAN TEMPORARY IMPAIRMENT OF SECURITIES

On a quarterly basis, the Company reviews available for sale investment securities with unrealized depreciation for six consecutive months to assess whether the decline in fair value is temporary or other than temporary. The Company judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the estimated reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. In accordance with this policy, during the year ended December 31, 2001 the Company recorded an other than temporary impairment charge of $4.08 million.

(8) LOANS

As of December 31, 2001 and 2000, the Bank's residential mortgage loan portfolio was entirely secured by one- to four-family homes, located primarily in central and eastern Connecticut. The commercial mortgage loan portfolio was secured primarily by multi-family, commercial and manufacturing properties located in Connecticut and surrounding states. A variety of different assets, including business assets, rental income properties, and manufacturing and commercial properties, secured a majority of the commercial loans. The composition of the Bank's loan portfolio as of December 31, 2001 and 2000 is as follows (in thousands):

	2001	2000
One- to four-family residential mortgages	$ 841,895	$ 586,536
Construction mortgages	76,551	32,590
Commercial and multifamily mortgages	231,644	162,411
Commercial business loans	166,314	146,360
Installment loans	119,967	79,561
Total loans	1,436,371	1,007,458
Less - Allowance for loan losses	(15,228)	(11,694)
Total loans, net	$ 1,421,143	$ 995,764

The Bank services certain loans that it has sold without recourse to third parties. The aggregate amount of loans serviced for others approximated $188.02 million and $210.15 million as of December 31, 2001 and 2000, respectively. Fee income from servicing loans for others was approximately $555,000, $544,000 and $576,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Mortgage servicing rights of approximately $1.92 million and $2.56 million were capitalized as of December 31, 2001 and 2000, respectively. Amortization of mortgage servicing rights was approximately $881,000, $387,000 and $425,000 for the years ended December 31, 2001, 2000 and 1999, respectively. During 2001, in response to the current low interest rate environment, the Bank reduced its estimate of remaining loan lives on serviced loans. This reduction in estimate resulted in a charge of approximately $370,000 to earnings in the fourth quarter.

As of December 31, 2001 and 2000, loans to related parties totaled approximately $6.80 million and $6.30 million, respectively. For the year ended December 31, 2001, new loans of approximately $1.50 million were granted to these parties and principal payments of approximately $1,000 were received on those new loans. Related parties include directors and officers of the Company, their respective affiliates in which they have a controlling interest and their immediate family members. For the years ended December 31, 2001 and 2000, all loans to related parties were performing.

Allowance for loan losses

For the years ended December 31, 2001, 2000 and 1999, an analysis of the allowance for loan losses is as follows (in thousands):

	2001	2000	1999
Balance, beginning of year	$ 11,694	$ 10,617	$ 10,585
Acquisition of First Federal	2,174	-	-
Provision for loan losses	2,000	1,200	1,100
Loans charged off	(1,131)	(433)	(1,360)
Recoveries	491	310	292
Balance, end of year	$ 15,228	$ 11,694	$ 10,617

(9) NONPERFORMING ASSETS

Nonperforming assets include loans for which the Bank does not accrue interest ("nonaccrual loans"), loans 90 days past due and still accruing interest and other real estate owned. Nonaccrual loans and loans 90 days past due and still accruing interest represent the Bank's impaired loans. For the years ended December 31, 2001, 2000 and 1999, the average recorded investment in impaired loans was approximately $6.88 million, $9.39 million and $6.42 million, respectively. As of December 31, 2001 and 2000, nonperforming assets were (in thousands):

	2001	2000
Nonaccrual loans	$ 6,575	$ 6,269
Loans 90 days past due and accruing interest	1,104	652
Other real estate owned	84	125
Total nonperforming assets	$ 7,763	$ 7,046

For the years ended December 31, 2001, 2000 and 1999, had interest income been accrued on nonaccrual loans at contractual rates, interest income would have increased by approximately $446,000, $568,000 and $635,000, respectively. For the years ended December 31, 2001, 2000 and 1999, interest income on impaired loans of approximately $79,000, $60,000 and $125,000, respectively, was recognized. As of years ended December 31, 2001, 2000 and 1999, no significant additional funds were committed to customers whose loans were nonperforming.

As of December 31, 2001 and 2000, the Bank had impaired loans of approximately $7.68 million and $6.92 million, respectively, for which a valuation allowance of $157,000 and $771,000, respectively, was required. For the years ended December 31, 2001, 2000, and 1999, approximately $1.13 million, $269,000 and $700,000, respectively was charged off on nonaccrual loans.

(10) DEPOSITS

As of December 31, 2001 and 2000, deposits consisted of the following (in thousands):

	2001	2000
Certificates of Deposit:		
Original maturity of less than one year	$ 145,200	$ 94,481
Original maturity of one year or more	498,341	287,596
Time certificates in denominations of $100,000 or more	93,410	57,762
Total certificates of deposit	736,951	439,839
Savings accounts	357,512	219,498
Money market accounts	171,207	73,202
NOW accounts	214,825	131,536
Demand deposits	110,443	69,295
Total deposits	$ 1,590,938	$ 933,370

At December 31, 2001, the scheduled maturities of time deposits were as follows (in thousands):

2002	$ 503,104
2003	126,041
2004	31,829
Thereafter	75,977
Total	$ 736,951

For the years ended December 31, 2001, 2000 and 1999, interest expense on time deposits in denominations greater than $100,000 was approximately $3.68 million, $3.08 million and $2.59 million, respectively.

(11) ADVANCES FROM FEDERAL HOME LOAN BANK AND SHORT-TERM BORROWED FUNDS

As of December 31, 2001 and 2000, SBM had the following borrowings from Federal Home Loan Bank of Boston (FHLB) (dollars in thousands):

Interest Rate	Maturity Date		2001	2000
6.67%	April 25, 2001		$ -	$ 20,000
6.51%	April 25, 2001		-	10,000
5.96%	September 26, 2001		-	20,000
4.53%	March 28, 2002		10,000	-
5.80%	June 26, 2002		20,000	20,000
5.19%	August 2, 2002		10,000	-
6.80%	August 14, 2002		10,000	-
6.71%	September 5, 2002		10,000	-
2.70%	September 20, 2002		10,000	-
5.84%	April 22, 2003		20,000	-
6.84%	August 11, 2003		10,000	-
6.45%	August 15, 2003		25,000	-
5.44%	September 16, 2003		10,000	-
6.68%	September 29, 2003		10,000	-
3.60%	April 12, 2004		10,000	-
6.48%	May 17, 2004		10,000	-
6.66%	October 4, 2004		25,000	-
3.97%	October 25, 2004		15,000	-
6.65%	November 8, 2004		20,000	-
3.97%	November 22, 2004		15,000	-
6.40%	November 30, 2004		5,000	-
4.19%	December 7, 2004		5,000	-
4.52%	December 21, 2004		5,000	-
6.05%	May 2, 2005		30,000	30,000
6.52%	November 30, 2005		4,000	-
6.39%	December 6, 2005		5,000	-
6.53%	October 2, 2006	*	20,000	-
4.91%	December 7, 2006		5,000	-
5.28%	December 21, 2006		5,000	-
5.88%	July 9, 2008		10,000	-
5.63%	September 16, 2008		13,056	-
4.99%	October 30, 2008	*	20,000	-
5.49%	December 8, 2008		5,000	-
5.90%	December 22, 2008		5,000	-
7.10%	September 10, 2009		4,977	-
5.91%	January 13, 2010	*	20,000	-
6.56%	April 12, 2010	*	20,000	-
6.58%	February 27, 2012	*	20,000	-
5.39%	December 16, 2013	*	15,000	-
	Unamortized premium		8,322	
Total advances from Federal Home Loan Bank			$ 465,355	$ 100,000

* These advances have call dates ranging from January 2002 through December 2008.

The advances on the previous page are contractual agreements with the FHLB. If the Bank were to opt to prepay any of the advances prior to their maturity date, the Bank may incur a prepayment penalty.

In accordance with generally accepted accounting principles, the Bank recorded the FHLB advances acquired from First Federal at the then-market-value on the date of acquisition. The Bank recorded an adjustment of $9.47 million to record the advances at market value. The Bank is amortizing this premium on a level-yield basis over the remaining lives of the advances.

SBM's FHLB stock collateralizes the FHLB advances. In addition, mortgage loans and otherwise unencumbered investment securities qualified as collateral available to the FHLB were pledged to secure these advances, unused credit lines and letters of credit issued by the FHLB. As of December 31, 2001, SBM had the ability to borrow a total of approximately $603.17 million from FHLB.

SBM maintains a line of credit of $34.00 million with the FHLB which accrues interest at variable rates determined by the FHLB on a daily basis. Amounts drawn against the line of credit are due within one day of withdrawal; however, such amounts are automatically renewed provided that SBM has sufficient cash balances deposited with the FHLB. Borrowings under the line of credit are secured by U.S. Government treasury and/or agency bonds. There were no outstanding borrowings on the FHLB line of credit at December 31, 2001 or 2000. The Bank also maintains a $15.00 million line of credit with a correspondent bank. No amounts were outstanding on the correspondent line as of December 31, 2001 or 2000.

Short-term borrowed funds primarily represents commercial transactional repurchase accounts (business checking accounts, which are not Federal Deposit Insurance Corporation insured).

(12) DIRECTOR AND EMPLOYEE RETIREMENT EXPENSES

During the third quarter of 2001, the Company recorded $1.42 million of director and employee retirement expenses which represents $872,000 of director (see Note 3) and $547,000 of employee retirement expenses. In September 2001, the Bank offered an early retirement package to eligible employees. Ten Bank employees opted for the package. The employee retirement expense includes a pension charge of $264,000 and vacation time of $283,000.

(13) RELOCATION AND BRANCH CLOSING COSTS

During the third quarter of 2001, the Bank recorded $872,000 of relocation and branch closing costs. In conjunction with the acquisition of First Federal, the Bank closed five of its existing branch offices which were located near First Federal branch locations. The Bank expensed $431,000 in future lease payments, $172,000 in furniture and equipment and $164,000 in leasehold improvements relating to these branch location closings. In addition, the Bank is relocating certain back office operational departments from a building that is currently leased to a building that the Bank owns. The Bank expensed $105,000 in the third quarter of 2001 relating to leasehold improvements which will no longer be used.

(14) BENEFIT PLANS

The Bank has a non-contributory defined benefit pension plan ("the Plan") covering substantially all employees. The benefits are based on years of service and average compensation, as defined in the Plan.

The following table sets forth the change in benefit obligation, change in plan assets and the funded status of the Bank's pension plan for the years ended December 31, 2001 and 2000. The table includes the effect from the First Federal acquisition. At December 31, 2001, there were 261 former First Federal active and inactive employees whose liabilities are included in the table. The table also provides a reconciliation of the Plan's funded status and the amounts recognized in the Bank's consolidated statements of condition (in thousands):

	2001	2000
Change in benefit obligation:		
Benefit obligation, beginning of year	$ 18,800	$ 17,835
Service cost	1,348	1,363
Interest cost	1,438	1,321
Actuarial loss (gain)	2,925	(1,236)
Plan amendments	168	-
Early retirement expenses (see Note 12)	264	-
First Federal benefit obligation at acquisition date	12,956	-
Benefits paid	(614)	(483)
Benefit obligation, end of year	$ 37,285	$ 18,800

	2001	2000
Change in plan assets:		
Fair value of plan assets, beginning of year	$ 22,019	$ 19,526
Actual return on plan assets	(3,485)	2,879
Employer contribution	-	97
First Federal plan assets	12,447	-
Benefits paid	(614)	(483)
Fair value of plan assets, end of year	$ 30,367	$ 22,019

	2001	2000
Funded status	$ (6,918)	$ 3,219
Unrecognized transition asset	(117)	(194)
Unrecognized prior service cost	259	99
Unrecognized net actuarial loss (gain)	142	(8,113)
Accrued benefit cost	$ (6,634)	$ (4,989)

The components of net periodic pension cost for the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

	2001	2000	1999
Service cost	$ 1,348	$ 1,363	$ 1,416
Interest cost	1,438	1,321	1,161
Expected return on plan assets	(1,621)	(1,454)	(1,297)
Recognized net gain	(223)	(87)	-
Amortization and deferral	(69)	(69)	(69)
Additional amount due to settlement or curtailment	773	-	-
Net periodic pension cost	$ 1,646	$ 1,074	$ 1,211

Significant actuarial assumptions used in determining the actuarial present value of the projected benefit obligation and the net periodic pension cost were as follows:

	2001	2000	1999
Discount rate	7.00%	7.75%	7.50%
Rate of increase in compensation levels	4.50%	4.50%	4.50%
Long-term rate of return on assets	8.50%	8.50%	8.50%

The Bank has entered into supplemental retirement agreements with certain officers and outside directors. The following table sets forth the change in benefit obligation and the funded status of the obligations for the years ended December 31, 2001 and 2000. The table also provides a reconciliation of the obligation's funded status and the amounts recognized in the Bank's consolidated statements of condition (in thousands):

	2001	2000
Change in benefit obligation:		
Benefit obligation, beginning of year	$ 3,165	$ 717
Service cost	230	203
Interest cost	270	206
Actuarial loss	466	73
Plan amendments	349	1,966
Benefit obligation, end of year	4,480	3,165
Fair value of plan assets, end of year	-	-
Funded status	(4,480)	(3,165)
Unrecognized prior service cost	1,902	1,940
Unrecognized net actuarial loss	601	147
Minimum pension liability	(845)	-
Other	(8)	(1,291)
Accrued benefit cost	$ (2,830)	$ (2,369)

The components of net periodic pension cost for the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

	2001	2000	1999
Service cost	$ 230	$ 203	$ 41
Interest cost	270	206	40
Amortization and deferral	399	285	27
Net periodic pension cost	$ 899	$ 694	$ 108

Significant actuarial assumptions used in determining the actuarial present value of the projected benefit obligation and the net periodic pension cost were as follows:

	2001	2000	1999
Discount rate	7.00%	7.75%	7.50%
Rate of increase in compensation levels	4.00 and 4.50	4.00 and 4.50	4.00

In addition to providing pension benefits, the Bank provides certain health care benefits for retired employees ("the Health Care Plan"). Only employees retiring before January 1, 1989 are eligible for these benefits, provided they attain age 55 while working for the Bank. In addition, all employees who have attained age 55 and have ten years of vested service are covered under the Health Care Plan until age 65. Effective January 1,

1993, the Bank began to accrue for the estimated costs of these benefits through charges to expense during the years that the employees earn these benefits. The following table reconciles the Health Care Plan's funded status to the accrued obligation as of December 31, 2001 and 2000 (in thousands):

	2001	2000
Accumulated postretirement benefit obligation:		
Retirees	$ 3,038	$ 490
Other fully eligible participants	181	209
Other active participants	833	465
	4,052	1,164
Unrecognized actuarial gain	123	418
Unrecognized prior service cost	(562)	(155)
Accrued benefit cost	$ 3,613	$ 1,427

For the years ended December 31, 2001, 2000 and 1999, net postretirement health care cost included the following components (in thousands):

	2001	2000	1999
Service cost	$ 78	$ 69	$ 64
Interest cost	86	71	61
Amortization and deferral	(5)	(16)	(17)
Net periodic pension cost	$ 159	$ 124	$ 108

Significant actuarial assumptions used in determining the actuarial present value of the projected benefit obligation and the net postretirement health care cost are as follows:

	2001	2000	1999
Discount rate	7.00%	7.75%	7.50%

The health care cost trend rate used to measure the accumulated postretirement benefit obligation is 7.00% as of December 31, 2001. Increasing the health care cost trend rate by 1% would increase the accumulated postretirement benefit cost by approximately $85,000 and the net postretirement benefit cost by approximately $20,000 (pretax), annually as of December 31, 2001.

In connection with the Plan of Conversion, the Bank established an ESOP which acquired 8%, or 898,560, of the shares which were issued in the conversion at a price of $10.36 per share. The purchase of the shares by the ESOP was funded by a loan of $9.31 million from the Company. The loan is to be repaid in fifteen equal annual installments of principal and interest of $1.12 million. Interest on the loan is fixed at 8.75%. ESOP expense for the years ended December 31, 2001 and 2000 was $1.37 million and $855,000, respectively. ESOP expense is based on the market value of the Company's common stock at the time shares are allocated to employees, which may differ from the $10.36 cost of those shares.

(15) INCOME TAXES

For the years ended December 31, 2001, 2000 and 1999, the provision for (benefit from) income taxes consisted of the following (in thousands):

	2001	2000	1999
Current tax provision:			
Federal	$ 9,665	$ 7,179	$ 4,365
Total current	9,665	7,179	4,365
Deferred tax (benefit) provision:			
Federal	(3,290)	(3,520)	61
Total deferred	(3,290)	(3,520)	61
Total provision for income taxes	$ 6,375	$ 3,659	$ 4,426

As of December 31, 2001 and 2000, the components of the net deferred income tax asset included in current and deferred income taxes in the accompanying consolidated statements of condition were (in thousands):

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 5,330	$ 4,093
Charitable contributions	1,099	2,155
Benefits	5,338	2,856
Branch premiums	324	275
Payments and interest on nonaccrual loans	62	741
Securites writedown	1,076	-
Capital loss	879	-
Compensation	793	-
Other	557	30
	15,458	10,150
Deferred tax liabilities:		
Unrealized gain on available for sale securities	(7,340)	(7,087)
Core deposit intangible and noncompete agreement	(2,408)	-
Adjustments to mark First Federal to market	(2,688)	-
Accretion	(187)	(210)
Premises and equipment	(267)	(510)
Mortgage servicing rights	(672)	(894)
Other	(994)	(1,043)
	(14,556)	(9,744)
Net deferred tax asset	$ 902	$ 406

Effective for taxable years commencing after December 31, 1998, financial service companies are permitted to establish in the State of Connecticut a passive investment company ("PIC") to hold and manage loans secured by real property. In 1999, SBM established a PIC, as a wholly-owned subsidiary, and transferred a portion of its real estate mortgage portfolio from SBM to the PIC. Income earned by the PIC is exempt from Connecticut corporation business tax and dividends received by the financial service company from the PIC were not taxable through December 31, 2001. However, proposed legislation would eliminate the exemption as of January 1, 2002. If the legislation were enacted, the Company would be subject to state income taxes in Connecticut.

For the years ended December 31, 2001, 2000 and 1999, the provision for income taxes differed from the amount computed by applying the statutory federal income tax rate (35%) to income before provision for income taxes for the following reasons (in thousands):

	2001	2000	1999
Tax provision at statutory rate	$ 6,699	$ 3,865	$ 4,613
Increase (decrease) in tax resulting from:			
Cash surrender value of life insurance	(361)	-	-
Tax exempt income	(90)	(60)	(26)
ESOP	262	82	-
Dividends received deduction	(196)	(249)	(245)
Other, net	61	21	84
	$ 6,375	$ 3,659	$ 4,426

As of December 31, 2001, the Bank's allowance for loan losses for federal income tax return purposes was approximately $18.90 million. If any portion of this allowance is used for purposes other than to absorb loan losses and write-downs of other real estate owned, such amounts will become subject to income tax at the then current tax rate. Management does not anticipate that capital will be used in such a way so as to require the payment of taxes on taxable income resulting from the recapture of the tax allowance. As a result, in accordance with SFAS No. 109, no provision for such tax has been recorded in the accompanying consolidated financial statements.

(16) STOCK-BASED COMPENSATION

In connection with the conversion to stock form of ownership (see Note 2), the Company established the Connecticut Bancshares, Inc. 2000 Stock-Based Incentive Plan (the "Stock Plan") to attract and retain qualified personnel in key positions and to provide employees with an interest in the Company as an incentive to contribute to its success. The Stock Plan authorizes the granting of options to purchase common stock of the Company and awards of restricted shares of common stock. All employees and non-employee directors of the Company are eligible to receive awards under the Stock Plan. The Stock Plan is administered by a committee (the Committee). Subject to certain regulatory conditions, the Committee has the authority to determine the amount of options granted to any individual and the dates on which each option will become exercisable. The exercise price of all options is determined by the Committee but is at least 100% of the fair market value of the underlying common stock at the time of the grant. In addition, subject to certain regulatory conditions, the Committee has the authority to determine the amounts of restricted stock awards granted to any individual and the dates on which restricted stock awards granted will vest or any other conditions which must be satisfied before vesting.

A summary of the status of the Company's Stock Plan as it relates to stock options as of December 31, 2001 and 2000 and changes during the years ended on those dates is presented below:

	Number of Shares	Weighted Average Exercise Price
Options outstanding at December 31, 1999	-	$ -
Granted	1,017,776	17.63
Options outstanding at December 31, 2000	1,017,776	17.63
Granted	35,580	18.51
Forfeited	(7,800)	17.63
Exercised	(3,608)	17.63
Options outstanding at December 31, 2001	1,041,948	$ 17.66

At December 31, 2001 and 2000, options were exercisable on 201,274 and 0 shares of stock with a weighted average exercise price of $17.63 and $0, respectively.

The following table summarizes information related to outstanding options as of December 31, 2001:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$17.63	1,034,448	8.98	$ 17.63
$21.80	7,500	9.73	21.80
Total	1,041,948	8.99	$ 17.66

The Company applies APB No. 25 and related interpretations in accounting for the Stock Plan. Had compensation cost for the Company's Stock Plan been determined consistent with SFAS No. 123, the Company's pro forma net income and basic and diluted earnings per share for the year ended December 31, 2001 and for the ten months ended December 31, 2000 would have been:

	For the Year Ended December 31, 2001	For the Ten Months Ended December 31, 2000
Pro Forma:		
Net income	$ 11,762	$ 6,076
Earnings per share:		
Basic	$ 1.16	$ 0.59
Diluted	$ 1.10	$ 0.59

Fair value was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2001	2000
Risk free interest rate	5.16%	5.24%
Expected life	10 years	7 years
Expected volatility	28%	26%
Dividend yield	2.95%	0%
Fair value	$ 6.20	$ 7.28

(17) SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following table presents quarterly consolidated financial information for the Company for 2001 and 2000 (in thousands):

	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$35,765	$29,535	$25,014	$25,073	$25,113	$24,512	$23,722	$ 21,745
Interest expense	16,922	13,215	10,831	10,964	11,381	11,281	10,829	10,351
Net interest income	18,843	16,320	14,183	14,109	13,732	13,231	12,893	11,394
Provision for loan losses	375	875	375	375	375	375	225	225
Net interest income after provision for loan losses	18,468	15,445	13,808	13,734	13,357	12,856	12,668	11,169
Noninterest income (1)	3,991	(879)	2,993	2,892	3,911	3,417	2,424	517
Noninterest expense (2)	15,076	14,524	10,672	11,041	10,810	10,002	10,259	18,206
Income (loss) before (provision for) benefit from income taxes	7,383	42	6,129	5,585	6,458	6,271	4,833	(6,520)
(Provision for) benefit from income taxes	(2,392)	-	(2,084)	(1,899)	(2,139)	(2,073)	(1,599)	2,152
Net income (loss)	$ 4,991	$ 42	$ 4,045	$ 3,686	$ 4,319	$ 4,198	$ 3,234	$ (4,368)

(1) Includes net losses on sales of securities of $1.76 million in the first quarter 2000 and other than temporary impairment of securities charge of $3.92 million in the third quarter 2001.

(2) Includes expense of $8.32 million related to securities contributed to SBM Charitable Foundation, Inc. in first quarter 2000.

(18) COMMITMENTS AND CONTINGENCIES

Cash and due from banks withdrawal and usage reserve requirements

The Bank is required to maintain reserves against its transaction accounts and non-personal time deposits. As of December 31, 2001 and 2000, cash and due from banks withdrawal/usage reserve requirements of approximately $6.43 million and $2.14 million, respectively, existed as a result of Federal Reserve requirements to maintain certain average balances.

Lease commitments

The Bank leases certain of its premises and equipment under lease agreements which expire at various dates through July 2023. The Bank has the option to renew certain of the leases at fair rental values. Rental expense was approximately $1.26 million, $1.13 million and $1.13 million for the years ended December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001, minimum rental commitments under noncancellable operating leases were (in thousands):

Year	Commitment
2002	$ 1,214
2003	1,085
2004	945
2005	859
2006	753
Thereafter	3,912
Total	$ 8,768

Loan commitments and letters of credit

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit of approximately $235.52 million and $176.67 million as of December 31, 2001 and 2000, respectively, and standby letters of credit of approximately $6.75 million and $7.36 million as of December 31, 2001 and 2000, respectively.

These consolidated financial instruments involve, to varying degrees, elements of credit and interest rate risk. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for existing loans. Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, lending limits, monitoring procedures and the receipt of collateral when deemed necessary.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bank management evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include income producing commercial properties, accounts receivable, inventory and property, plant and equipment.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in existing loan facilities to customers. The Bank holds real estate and marketable securities as collateral supporting those commitments for which collateral is deemed necessary.

Interest rate cap agreement

At December 31, 1999, SBM was party to an interest rate cap agreement with a notional principal amount of $25.00 million. Under the terms of the cap agreement, SBM paid a premium totaling $123,000 which was included in other assets and was amortized over the three year term of the agreement. Amortization for the year ended December 31, 1999 totaled $38,000. In March 2000, the Bank realized a gain of approximately $72,000 on the sale of the interest rate cap.

(19) LEGAL CONTINGENCIES

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

(20) PARENT COMPANY FINANCIAL INFORMATION

Summarized information relative to the statements of condition as of December 31, 2001 and 2000 and statements of operations and cash flows for the years ended December 31, 2001, 2000 and 1999 of Connecticut Bancshares, Inc. (parent company only) are presented as follows (in thousands):

Statements of Condition	2001	2000
Assets:		
Cash and cash equivalents	$ 11,226	$ 7,572
Investment in SBM	202,735	187,471
Securities available for sale	20,368	36,495
Current and deferred income taxes	2,333	2,304
Accrued interest receivable	185	325
Total assets	$ 236,847	$ 234,167
Liabilities and stockholders' equity:		
Other liabilities	$ 1,473	$ 1,628
Total liabilities	1,473	1,628
Stockholders' equity	235,374	232,539
Total liabilities and stockholders' equity	$ 236,847	$ 234,167

Statements of Operations	2001	2000	1999
Interest and dividend income:			
Interest and dividend income on investment securities	$ 2,246	$ 1,744	$ -
Noninterest income:			
Gains on sales of securities, net	520	19	-
Other than temporary impairment of securities (Note 7)	(160)	-	-
Total noninterest income	360	19	-
Noninterest expense:			
Salaries and employee benefits	3,511	856	-
Fees and services	992	636	-
Securities contributed to SBM Charitable Foundation, Inc.	-	8,316	-
Other operating expenses	179	77	-
Total noninterest expense	4,682	9,885	-
Loss before provision for (benefit from) income taxes and equity in undistributed earnings of SBM	(2,076)	(8,122)	-
Provision for (benefit from) income taxes	82	(2,692)	-
Loss before equity in undistributed earnings of SBM	(2,158)	(5,430)	-
Equity in undistributed earnings of SBM	14,922	12,813	8,754
Net income	$ 12,764	$ 7,383	$ 8,754

Statements of Cash Flows

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 12,764	$ 7,383	$ 8,754
Adjustments to reconcile net income to net cash used in operating activities:			
Securities contributed to SBM Charitable Foundation, Inc.	-	8,316	-
Accretion on bonds, net	(253)	(456)	-
Gains on sales of securities, net	(520)	(19)	-
Other than temporary impairment of investment securities	160	-	-
Deferred income tax provision	(97)	(7,393)	-
Granting of restricted stock to former Chairman of the Board	276	-	-
Granting of stock options to former Chairman of the Board	266	-	-
Accelerated vesting of restricted stock	214	-	-
Accelerated vesting of stock options	124	-	-
Exercise of stock options	64	-	-
Change in ESOP unearned compensation	1,368	855	-
Change in restricted stock unearned compensation	1,630	-	-
Changes in operating assets and liabilities -			
Accrued interest receivable	140	(325)	-
Other liabilities	(1,680)	1,628	-
Equity in undistributed earnings of SBM	(14,922)	(12,813)	(8,754)
Net cash used in operating activities	(466)	(2,824)	-
Cash flows from investing activities:			
Proceeds from maturities of available for sale securities	5,900	5,000	-
Proceeds from sales of available for sale securities	12,482	983	-
Purchases of available for sale securities	(1,858)	(40,950)	-
Proceeds from principal payments of available for sale securities	409	57	-
Investment in SBM	-	(45,257)	-
Net cash provided by (used in) investing activities	16,933	(80,167)	-
Cash flows from financing activities:			
Net proceeds from issuance of common stock	-	90,513	-
Funding of trustee purchases of restricted stock	(9,620)	-	-
Proceeds from exercise of stock options	64	-	-
Dividends paid	(3,257)	-	-
Net cash (used in) provided by financing activities	(12,813)	90,513	-
Net increase in cash and cash equivalents	3,654	7,522	-
CASH AND CASH EQUIVALENTS, beginning of year	7,572	50	50
CASH AND CASH EQUIVALENTS, end of year	$ 11,226	$ 7,572	$ 50

(21) CASH SURRENDER VALUE OF LIFE INSURANCE

In 2001, the Bank purchased $20.00 million of Bank Owned Life Insurance ("BOLI"). The Bank purchased these policies for the purpose of protecting itself against the cost/loss due to the death of key employees and to offset the Bank's future obligations to its employees under various retirement and benefit plans. On August 31, 2001, the Bank acquired $20.36 million of BOLI as a result of the acquisition of First Federal. The total value of BOLI at December 31, 2001 was $41.39 million. The Bank recorded income from BOLI of $1.03 million in 2001.

(22) DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires entities to disclose the estimated fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated statements of condition, for which it is practicable to estimate fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents, cash surrender value of life insurance, Federal Home Loan Bank stock and accrued interest receivable

The carrying amount is a reasonable estimate of fair value.

Securities available for sale

For marketable equity securities and other securities held for investment purposes, fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans held for sale

The fair value of residential mortgage loans held for sale is estimated using quoted market prices provided by government agencies.

Loans

The fair value of the net loan portfolio is estimated by discounting the loans' future cash flows using the prevailing interest rates as of year-end at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

The book and fair values of unrecognized commitments to extend credit and standby letters of credit were not significant as of December 31, 2001 and 2000.

Deposits and short-term borrowed funds

The fair value of savings, NOW, demand and money market deposits, as well as short-term borrowed funds and mortgagors' escrow accounts, is the amount payable on demand as of year-end. The fair value of certificates of deposit is estimated by discounting the future cash flows using the rates offered for deposits of similar remaining maturities as of year-end.

Advances from Federal Home Loan Bank

The fair value of the advances is based on the estimated costs to prepay the debt (prior to maturity) as of year-end.

Values not determined

SFAS No. 107 excludes certain financial, as well as non-financial, instruments from its disclosure requirements, including premises and equipment, the intangible value of the Bank's portfolio of loans serviced (both for itself and for others) and related servicing network, and the intangible value inherent in the Bank's deposit relationships (i.e., core deposits), among other assets and liabilities. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

As of December 31, 2001 and 2000, the estimated fair values and recorded book balances of the Bank's financial instruments were (in thousands):

	2001		2000	
	Recorded Book Balance	Fair Value	Recorded Book Balance	Fair Value
Assets:				
Cash and cash equivalents	$ 122,624	$ 122,624	$ 64,797	$ 64,797
Securities available for sale	758,534	758,534	308,081	308,081
Loan held for sale	746	746	290	290
Loans, net	1,421,143	1,443,879	995,764	980,480
Federal Home Loan Bank Stock	30,783	30,783	6,654	6,654
Cash surrender value of life insurance	41,396	41,396	-	-
Accrued interest receivable	12,933	12,933	8,747	8,747
Liabilities:				
Deposits -				
Savings	$ 357,512	$ 357,512	$ 219,498	$ 219,498
Money market	171,207	171,207	73,202	73,202
Certificates of deposit	736,951	730,458	439,839	443,205
NOW	214,825	214,825	131,536	131,536
Demand	110,443	110,443	69,295	69,295
Short-term borrowed funds	117,180	117,180	106,493	106,493
Mortgagors' escrow accounts	10,580	10,580	8,896	8,896
Advances from Federal Home Loan Bank	465,355	467,369	100,000	100,197

Corporate Offices

923 Main Street
Manchester, CT 06040
860-646-1700
www.sbmct.com

Stock Listing

Connecticut Bancshares, Inc. is traded on the NASDAQ National Market under the symbol SBMC.

Annual Meeting

The annual meeting of shareholders will be held on Thursday, May 16, 2002 at 2:00 p.m. at The Colony, 51 Hartford Turnpike, Vernon, CT 06066.

Investor Information

Copies of the Annual Report, SEC Filings, press releases and other investor information are available through our website at www.sbmct.com or by contacting:

Investor Relations Department
923 Main Street
Manchester, CT 06040
e-mail: mhartl@sbmct.com
860-645-2596

Auditors

Deloitte & Touche LLP
City Place 1
185 Asylum Street
Hartford, CT 06103

Counsel

Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Transfer Agent and Registrar

Shareholders who wish to change the name, address or ownership of stock, report lost stock certificates, or consolidate stock accounts should contact:

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
1-800-937-5449
www.amstock.com

Financial Information

Investors, brokers, security analysts and others desiring financial information should contact:

Michael J. Hartl
Senior Vice President, Chief Financial Officer
860-645-2596

Connecticut Bancshares, Inc. Board of Directors

Laurence P. Rubinow, Chairman, *attorney*
A. Paul Berté, *attorney*
Timothy J. Devanney, *executive, Highland Park Markets*
Sheila B. Flanagan, *retired attorney*
John D. LaBelle, Jr., *attorney*
Eric A. Marziali, *President, United Abrasives, Inc.*
Richard P. Meduski, *President and Chief Executive Officer*
Timothy J. Moynihan, *retired President of MetroHartford Chamber of Commerce*
Jon L. Norris, *co-owner, Independent Insurance Center, Inc.*
William D. O'Neill, *retired President, Fuss & O'Neill, Inc.*
John G. Sommers, *President, Allied Printing Services, Inc.*
Thomas E. Toomey, *retired marketing specialist*
Gregory S. Wolff, *member, Wolff-Zackin Financial LLC*

Connecticut Bancshares, Inc. Executive Officers

Richard P. Meduski, *President and Chief Executive Officer*
Charles L. Pike, *First Executive Vice President*
Douglas K. Anderson, *Executive Vice President*
Michael J. Hartl, *Chief Financial Officer*

SBM Offices & ATMs

Columbia / Route 66*
Coventry / 1671 Boston Turnpike, Route 44
(Meadowbrook Shopping Plaza)*
Junction of Routes 31 & 275*
Dayville / 1078 North Main Street (Killingly Plaza)*
Eastford / Route 198 @ County Road
East Hartford / 1065 Main Street*
950 Silver Lane*
East Windsor / 122A Prospect Hill Road (Route 5)*
Ellington / 175 West Road, Meadowview Plaza*
Enfield / 49 Hazard Avenue*
Glastonbury / 1320 Manchester Road (Buckingham Village)*
2510 Main Street*
Manchester / Main Office / 923 Main Street*
Drive-in & Walk-up / Purnell Place
1007 Main Street Annex Drive-in
344 West Middle Turnpike*
285 East Center Street*
220 North Main Street*
214 Spencer Street (in ShopRite Supermarket)*
Mansfield / 6 Storrs Road*
South Glastonbury / 902 Main Street*
South Windsor / 955 Sullivan Avenue*
481 Buckland Road*
Storrs / 596 Middle Turnpike (Route 44)*
Tolland / 200 Merrow Road (Route 195)*
Vernon / 435w Hartford Turnpike*
West Hartford / 55 South Main Street*
Wethersfield / 38 Wells Road @ Silas Deane Highway*
Windsor / 2133 Poquonock Avenue*

**24-hour ATM location*

Additional ATM locations:
Andover / Route 6
Bolton Notch / Route 44A
East Hartford / 700 Burnside Avenue
1 Main Street @ Putnam Bridge Plaza
Manchester / Buckland Hills Mall (Food Court area)
317 Highland Street @ Highland Park Market
62 Buckland Street @ Burr Corners
469 Hartford Road
241 West Middle Turnpike
23 Main Street
Manchester Community College / Lowe Bldg.
Manchester Memorial Hospital
Rockville / Rockville General Hospital

SBM Senior Officers

Richard P. Meduski
Chief Executive Officer & Treasurer
Douglas K. Anderson
President, Chief Operating Officer
Charles L. Pike
First Executive Vice President
Michael J. Hartl
Senior Vice President, Chief Financial Officer
Roger A. Somerville
Senior Vice President, Commercial Services
Nancy A. Bussiere
Senior Vice President, Branch Administration
Harry S. Gaucher III
Senior Vice President, Consumer Lending
John Hamby
Senior Vice President, Merchant Services
Dale B. Lynch
Senior Vice President, Projects & New Technology
Christopher Martin
Senior Vice President, Operations
Brian A. Orenstein
Senior Vice President, Senior Controller
John Smith
Senior Vice President, Information Systems / Loan & Deposit Services
William T. Thomas
Senior Vice President, Commercial Mortgages
Joyce R. Trainer
Senior Vice President, Human Resources
Carole L. Yungk
Corporate Secretary

Connecticut Bancshares, Inc.

923 Main Street
P.O. Box 231
Manchester, CT 06045-0231

860-646-1700

sbmct.com